U.S. Securities and Exchange Commission
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


03020292
RECD S.E.C.
MAY 23 2003
1086
PROCESSED
MAY 27 2003
THOMSON
FINANCIAL

Residential Asset Securities Corporation.
Exact Name of Registrant as Specified in Charter

0000932858
Registrant CIK Number

Current Report on Form 8-K For 5/22/03 Deal 2003-KS4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-76376
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of May 2003.

Residential Asset Securities Corporation
(Registrant)

By: [signature]
Benita Bjorgo
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$1,300,000,000 *(Approximate)*

RASC Series 2003-KS4 Trust
Issuer

Residential Asset Securities Corporation
Depositor

Residential Funding Corporation
Master Servicer

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2003-KS4

May 13, 2003 (Part I)

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$1,300,000,000 *(Approximate)*

The Class A Certificates (a), (b), (c)

Class	Description	Original Principal Balance ($)	Coupon	WAL to 10% Call (yrs)	Principal Lockout/ Window (months)	Expected Final Distribution Date	Final Scheduled Maturity Date	Ratings (Moody's/S&P)
A-I-1	Floater, Sequential	$228,041,000	(d)	**1.00**	0 / 22	3/25/05	12/25/20	Aaa / AAA
A-I-2	Fixed, Sequential	38,207,000	(e)	**2.00**	21 / 5	7/25/05	2/25/23	Aaa / AAA
A-I-3	Fixed, Sequential	136,457,000	(e)	**3.00**	25 / 26	8/25/07	8/25/29	Aaa / AAA
A-I-4	Fixed, Sequential	47,105,000	(e)	**5.00**	50 / 22	5/25/09	3/25/31	Aaa / AAA
A-I-5	Fixed, Sequential	60,440,000	(e)(i)	**8.05**	71 / 33	1/25/12	5/25/33	Aaa / AAA
A-I-6	Fixed, NAS	65,000,000	(e)(j)	**6.50**	36 / 68	1/25/12	5/25/33	Aaa / AAA
A-I-IO	Fixed, NAS IO	(g)	(h)	**0.80 (k)**	0 / 30	11/25/05	11/25/05	Aaa / AAA
A-II-A	Floater Conforming	250,000,000	(f)(i)	**2.52**	0 / 69	2/25/09	5/25/33	Aaa / AAA (l)
A-II-B	Floater, Pass Thru	200,000,000	(f)(i)	**2.57**	0 / 69	2/25/09	5/25/33	Aaa / AAA (l)
A-III	Floater, SMMEA	200,000,000	(f)(i)	**2.57**	0 / 69	2/25/09	5/25/33	Aaa / AAA (l)
M-I-1	Fixed, Mezzanine	34,125,000	(e)(i)	**5.75**	36 / 68	1/25/12	5/25/33	Aa2 / AA
M-I-2	Fixed, Mezzanine	24,375,000	(e)(i)	**5.75**	36 / 68	1/25/12	5/25/33	A2 / A+
M-I-3	Fixed, Mezzanine	16,250,000	(e)(i)	**5.67**	36 / 68	1/25/12	5/25/33	Baa2 / BBB+

Notes:

(a) Loan Group I: 23% HEP (i.e., 2.3% CPR in month one, increasing to 23% CPR by month ten, and remaining constant at 23% CPR thereafter).
Loan Group II and Loan Group III: 100% Prepayment Assumption (100% PPC): 2% in month one; ramping to 30% CPR by month twelve, and remaining at 30% CPR until month 22; from month 23 to month 27, 50% CPR; and from month 28 and thereafter, 35% CPR.

(b) The transaction will be priced to a 10% clean-up call.

(c) The principal balance of each class of Certificates is subject to a 5% variance.

(d) The pass-through rate will be equal to the lesser of (a) one month LIBOR plus the related margin and (b) the weighted average of the net mortgage rates of the mortgage loans in Loan Group I, adjusted for the interest payable on the Class A-I-IO Certificates and adjusted to an actual over 360-day rate.

(e) The pass-through rate will be equal to the lesser of (a) the fixed rate per annum and (b) the weighted average of the net mortgage rates of the mortgage loans in Loan Group I, adjusted for the interest payable on the Class A-I-IO Certificates.

(f) The pass-through rate will be equal to the lesser of (a) a per annum rate equal to one-month LIBOR plus the related margin and (b) with respect to the Class A-II-A and Class A-II-B Certificates, the weighted average of the net mortgage rates of the related mortgage loans in Loan Group II, and with respect to the Class A-III Certificates, the weighted average of the net mortgage rates of the mortgage loans in Loan Group III, in each case, adjusted to an actual over 360-day rate. The related margin for Class A-II-A is []%, Class A-II-B is []%, and Class A-III is []%. The holders of the Class A-II Certificates and Class A-III will also be entitled to payments under the Yield Maintenance Agreement (as described herein).

(g) The Class A-I-IO Certificates will not have a principal balance. For the purposes of calculating interest payments, interest will accrue on a Notional Amount from the June 25, 2003 Distribution Date through the November 25, 2005 Distribution Date; and thereafter, $0. For the purpose of calculating interest payments, interest will accrue at the lesser of (i) the notional amount equal to the amounts set forth on the schedule of notional amount set forth herein and (ii) the ending mortgage balance in Loan Group I.

(h) The pass-through rate for the Class A-I-IO Certificates on each Distribution Date will be equal to [3.50]% per annum. The Class A-I-IO Certificates will only be entitled to interest for the first 30 Distribution Dates.

(i) If the 10% clean-up call is not exercised, the pass-through rate applicable to the Class A-I-5 Certificates, the Class M-I-1 Certificates, the Class M-I-2 Certificates and the Class M-I-3 Certificates will increase by 0.50% on the second Distribution Date after the related Optional Call Date. Likewise, the related margin on to the Class A-II-A Certificates, the Class A-II-B Certificates and the Class A-III Certificates will double on the second Distribution Date after the related Optional Call Date.

(j) Principal Lockout Bond.

(k) Duration

(l) Principal and interest distributions on the Class A-II and Class A-III Certificates will be guaranteed by Ambac Assurance Corporation, as described herein.

Issuer:	RASC Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2003-KS4 Trust.
Offered Certificates:	Class A-I-1 Certificates, Class A-I-2 Certificates, Class A-I-3 Certificates, Class A-I-4 Certificates, Class A-I-5 Certificates, Class A-I-6 Certificates and Class A-I-IO Certificates (the "Class A-I Certificates"); Class A-II-A Certificates and Class A-II-B Certificates (the "Class A-II Certificates"); and Class A-III Certificates (the "Class A-III Certificates"). The Class A-I Certificates, Class A-II Certificates and Class A-III Certificates are referred herein as the "Class A Certificates." Class M-I-1 Certificates, Class M-I-2 Certificates, and Class M-I-3 Certificates (the "Class M-I Certificates" or the "Class M Certificates"). The Class A Certificates and the Class M Certificates are referred herein as the "Offered Certificates."
Depositor:	Residential Asset Securities Corporation, as affiliate of Residential Funding Corporation.
Master Servicer:	Residential Funding Corporation ("RFC").
Sub-Servicer:	HomeComings Financial Network, Inc., a wholly-owned subsidiary of RFC, will provide primary servicing on approximately [83.70]% of the mortgage loans in Loan Group I, [90.75]% of the Mortgage Loans in Loan Group II, and [89.90]% of the mortgage loans in Loan Group III
Trustee:	JP Morgan Chase Bank.
Class A-II Certificate and Class A-III Certificate Insurer:	Ambac Assurance Corporation ("Ambac").
Underwriters:	Co- Lead Managers: Bear, Stearns & Co. Inc.; Citigroup Global Markets Inc. Co-Managers: Residential Funding Securities Corporation; Deutsche Bank Securities Inc.
Mortgage Insurance Provider:	Mortgage Guaranty Insurance Corporation ("MGIC").
Statistical Calculation Date:	As of April 1, 2003.
Cut-off Date:	As of May 1, 2003.
Closing Date:	On or about May 29, 2003.
Optional Termination:	The Master Servicer may, at its option, effect an early redemption or termination of the Class A-I and Class M-I Certificates on the first Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans in Loan Group I declines to less than 10% of the aggregate principal balance of the Mortgage Loans in Loan Group I as of the cut-off date, after giving effect to principal payments on such Distribution Date (an "Optional Call Date"). The Master Servicer may, at its option, effect an early redemption or termination of the Class A-II and Class A-III Certificates on the first Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans in Loan Group II and Loan Group III declines to less than 10% of the aggregate principal balance of the Mortgage Loans in Loan Group II and Loan Group III as of the cut-off date, after giving effect to principal payments on such Distribution Date (an "Optional Call Date").

Form of Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Minimum Denominations: The Class A-I Certificates, the Class A-II Certificates, the Class A-III Certificates and the Class M-I-1 Certificates will be offered in minimum denominations of $25,000 and integral increments of $1 in excess thereof. The Class M-I-2 Certificates and the Class M-I-3 Certificates will be offered in minimum denominations of $250,000 and integral increments of $1 in excess thereof.

Tax Status: The Trust will be established as one or more REMICs for tax purposes.

ERISA Eligibility: The Class A Certificates may be eligible for purchase by employee benefit plans that are subject to ERISA. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Offered Certificates.

SMMEA Treatment: The Class A-III Certificates will, and the Class A-I and Class A-II Certificates will not, constitute "mortgage related securities" for purposes of SMMEA.

The Assets of the Trust: The certificates will evidence the entire beneficial ownership interest in the trust. The trust will consist of: (a) adjustable-rate and fixed-rate, subprime mortgage loans secured with primarily first liens on one- to four-family residential properties; (b) the assets as from time to time are identified as deposited in respect of the mortgage loans in the custodial account and in the certificate account and belonging to the trust; (c) property acquired by foreclosure of the mortgage loans or deed in lieu of foreclosure; and (d) the Mortgage Insurance Policy (as described herein), and any other insurance policies; (e) the Ambac Insurance Policy (as described herein); (f) the Yield Maintenance Agreement (as described herein) and (g) all proceeds of the foregoing. There will be three loan groups: Loan Group I, which will relate to the Class A-I Certificates and the Class M-I Certificates, Loan Group II, which will relate to the Class A-II Certificates and Loan Group III, which will relate to the Class A-III Certificates. Only the Class A-II Certificates and the Class A-III Certificates will have the benefit of the Ambac Insurance Policy and the Yield Maintenance Agreement.

Mortgage Loans: The Mortgage Loans will be divided into Loan Group I, Loan Group II, and Loan Group III. Loan Group I will consist of fixed-rate, subprime home equity loans secured by first liens ([95.02]%) and second liens ([4.98]%) on mortgaged properties. Loan Group II and Loan Group III will consist of adjustable-rate, subprime home equity loans secured by first liens on mortgaged properties.

Loan Group II will be subdivided into two groups referred to as Loan Group II-A and Loan Group II-B. Loan Group II-A will consist of adjustable-rate Mortgage Loans having principal balances at origination of no more than $322,700 if a single family property (or $484,050 if the property is located in Hawaii or Alaska), $413,100 if a two-family property (or $619,650 if the property is located in Hawaii or Alaska), $499,300 if a three family property (or $748,950 if the property is located in Hawaii or Alaska), or $620,500 if a four-family property (or $930,750 if the property is located in Hawaii or Alaska). Loan Group II-B and Loan Group III will consist of adjustable-rate Mortgage Loans that had principal balances at origination that may or may not conform to the criteria specified above for Mortgage Loans included in Loan Group II-A.

Mortgage Insurance Policy: The depositor will acquire a mortgage insurance policy for certain first lien mortgage loans with LTV ratios in excess of 50%. The insured mortgage loans are called the "Covered Mortgage Loans". Approximately [59.80]%, [69.05]%, and [65.75]% of the aggregate principal balance of the mortgage loans in Loan Group I, Loan Group II and Loan Group III, respectively, will be Covered Mortgage Loans as of the Statistical Calculation Date. The Mortgage Insurance Policy for the Covered Mortgage Loans will be issued by MGIC (the "Mortgage Insurer"). The Mortgage Insurance Policy will be subject to certain limitations as described in the prospectus supplement.

Ambac Insurance Policy: Ambac Assurance Corporation (the "Certificate Insurer") will unconditionally and irrevocably guarantee: (a) interest on the Class A-II and Class A-III Certificates at the related Pass-Through Rates, (b) the amount of any losses applied to the Class A-II and Class A-III Certificates not covered by excess cash flow or overcollateralization, and (c) the payment of principal on the Class A-II and Class A-III Certificates by no later than the May 2033 Distribution Date. The Ambac Insurance Policy is not revocable for any reason. The Certificate Insurer will not guaranty the payment of Basis Risk Shortfalls or net Prepayment Interest Shortfalls.

Distribution Dates: Distribution of principal and interest on the Offered Certificates will be made on the 25th day of each month, or if such day is not a business day, the first business day thereafter, beginning in June 2003.

Day Count: For the Class A-I Certificates (other than the Class A-I-1 Certificates), and the Class M-I Certificates: 30/360. For Class A-I-1 Certificates, Class A-II Certificates and Class A-III Certificates: Actual/360.

Payment Delay: For the Class A-I Certificates (other than the Class A-I-1 Certificates), and the Class M-I Certificates: 24 days. For Class A-I-1 Certificates, Class A-II Certificates and Class A-III Certificates: 0 days.

Interest Accrual: With respect to any Distribution Date and the Class A-I Certificates (other than the Class A-I-1 Certificates) and the Class M-I Certificates, the prior calendar month. With respect to any Distribution Date and the Class A-I-1 Certificates, the Class A-II Certificates, and the Class A-III Certificates (i) for the Distribution Date in June 2003, the period commencing on the closing date and ending on the day preceding the Distribution Date in June 2003, and (ii) for any Distribution Date after the Distribution Date in June 2003, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date.

The coupon on the Class A-I-1, Class A-II and Class A-III Certificates will be equal to One-Month LIBOR plus the related margin (the "Formula Rate"), subject to the related loan group Net WAC Cap.

Coupon Step Up: The pass-through rate applicable to the Class A-I-5, Class M-I-1, M-I-2 and M-I-3 Certificates will increase by 0.50% on the second Distribution Date after the Optional Call Date.

The related margin on each class of Class A-II and Class A-III Certificates will double on the second Distribution Date after the Optional Call Date.

Expense Fee Rate: With respect to any mortgage loan, the sum of: (i) the rates at which the master servicing and subservicing fees are paid, (ii) with respect to the Group II Loans and the Group III Loans, the product of (1) the premium rate paid to Ambac, and (2) a fraction, the numerator which is the certificate principal balance of the Class A-II or Class A-III Certificates, as applicable, and the denominator which is the aggregate principal balance of the Loan Group II or Loan Group III Mortgage Loans, as applicable, and (iii) for the Covered Mortgage Loans as of the end of the related due period, the applicable premium rate for the Mortgage Insurance Policy.

Advancing: Prior to each Distribution Date, the master servicer is required to make advances, out of its own funds, with respect to any payments of principal or interest, net of the related servicing fee, that were due on the mortgage loans during the related due period and not received as of the last business day next preceding the related determination date. The master servicer will advance funds only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.

Eligible Master Servicing Compensation: For each loan group and on any Distribution Date, the Master Servicer will be required to cover prepayment interest shortfalls in full up to either the lesser of (a) one twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date and (b) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date.

Yield Maintenance Agreements:

The holders of each class of Class A-II and Class A-III Certificates will benefit from a series of interest rate cap payments from a AAA/Aaa-rated (S&P/Moody's) interest rate cap provider, pursuant to the three yield maintenance agreements. The Yield Maintenance Agreements are intended to partially mitigate the interest rate risk that could result on the Class A-II and Class A-III Certificates from the difference between the related Formula Rate on the related Class A-II Certificates and the related Group II Net WAC Cap Rate or on the Class A-III Certificates from the difference between the Formula Rate on the Class A-III Certificates and the Group III Net WAC Cap Rate (the "Yield Maintenance Agreement") for the first 24 Distribution Dates.

On each Distribution Date, payments under each Yield Maintenance Agreement will be made based on (x) a notional amount equal to the lesser of (a) the scheduled principal balance of the related Class A-II and Class A-III Certificate calculated as of the issuance date and based on the pricing speed assumption of 100% PPC and (b) the actual principal balance of the related Class A-II and Class A-III Certificates and (y) the positive excess of One-Month LIBOR over the related Monthly Strike Rate (as set forth below). Such payments will be capped at their maximum amount when One-Month LIBOR equals or exceeds 7.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in May 2005.

Distribution Date	Class A-II-A Monthly Strike Rate (%)	Class A-II-B Monthly Strike Rate (%)	Class A-III Monthly Strike Rate (%)
6/25/03	6.60	6.76	6.62
7/25/03	5.94	6.08	5.96
8/25/03	5.75	5.89	5.77
9/25/03	5.75	5.89	5.77
10/25/03	5.94	6.08	5.96
11/25/03	5.75	5.89	5.77
12/25/03	5.94	6.08	5.96
1/25/04	5.75	5.89	5.77
2/25/04	5.75	5.89	5.77
3/25/04	6.14	6.29	6.17
4/25/04	5.75	5.89	5.77
5/25/04	5.94	6.08	5.96
6/25/04	5.75	5.89	5.77
7/25/04	5.94	6.08	5.96
8/25/04	5.75	5.89	5.77
9/25/04	5.75	5.89	5.77
10/25/04	5.94	6.08	5.96
11/25/04	5.75	5.89	5.77
12/25/04	5.94	6.08	5.96
1/25/05	5.75	5.89	5.77
2/25/05	5.75	5.89	5.77
3/25/05	6.36	6.52	6.39
4/25/05	5.75	5.89	5.77
5/25/05	6.54	6.08	5.96

Group I Net WAC Cap: The pass-through rate of each class of Class A-I Certificates (other than the Class A-I-1 Certificates and the Class A-I-IO Certificates) and Class M-I Certificates will be subject to a cap equal to (x) the weighted average of the mortgage rates (net of the Expense Fee Rate) on the Loan Group I Mortgage Loans as of the due date immediately preceding the related due period minus (y) the product of (i) the pass-through rate on the Class A-I-IO Certificates and (ii) a fraction, the numerator of which is the notional amount of the Class A-I-IO Certificates and the denominator of which is the aggregate principal balance of the Loan Group I Mortgage Loans.

Class A-I-1 Net WAC Cap: The pass-through rate of the Class A-I-1 Certificates may be subject to a cap equal to the product of (x) the Group I Net WAC Cap and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

Group I Net WAC Cap Shortfall: If on any Distribution Date the pass-through rate on any Class of Class A-I or Class M-1 Certificates is limited to the Group I Net WAC Cap or Class A-I-1 Net WAC Cap, as applicable, the resulting shortfall will carry forward with interest thereon.

Group I Net WAC Cap Carry-Forward Amount: With respect to the related Class A-I Certificates (other than the Class A-I-IO Certificates) and any Distribution Date, an amount equal to any related unpaid Group I Net WAC Cap Shortfall for that class of certificates from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate.
No such carryover will be paid once the Class A-I and Class M-I Certificate principal balance has been reduced to zero.

Group II Net WAC Cap: The pass-through rates of the Class A-II Certificates with respect to each Distribution Date will be a per annum rate equal to the lesser of (x) one-month LIBOR plus the applicable margin and (y) the product of (i) weighted average of the mortgage rates (net of the Expense Fee Rate) on the mortgage loans in the related Loan Group II subgroup as of the due date immediately preceding the related due period and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period. The rate cap described in clause (y) above is referred to as the related Group II Net WAC Cap. Loan Group II-A and Loan Group II-B will each have a separate Group II Net WAC Cap.

Group II Basis Risk Shortfall: If on any Distribution Date the pass-through rate on either Class of Class A-II Certificates is limited to the related Group II Net WAC Cap, the resulting shortfall will carry forward with interest thereon, provided, however, that the amount of the shortfall will not exceed the excess of the related Group II Maximum Lifetime Rate Cap over the related Group II Net WAC Cap. The related Group II Maximum Lifetime Rate Cap will equal the weighted average of the maximum mortgage rates (net of the Expense Fee Rate) on the related Loan Group II Mortgage Loans as of the due date immediately preceding the related due period. Such reimbursement will only come from interest on the Mortgage Loans and will be paid as described under Excess Cash Flow Distributions. No such carryover will be paid once the related Class A-II Certificate principal balance has been reduced to zero.

Group III Net WAC Cap: The pass-through rate of the Class A-III Certificates with respect to each Distribution Date will be a per annum rate equal to the lesser of (x) one-month LIBOR plus the applicable margin and (y) the product of (i) weighted average of the mortgage rates (net of the Expense Fee Rate) on the mortgage loans in Loan Group III as of the due date immediately preceding the related due period and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period. The rate cap described in clause (y) above is referred to as the Group III Net WAC Cap.

Group III Basis Risk Shortfall: If on any Distribution Date the pass-through rate on the Class A-III Certificates is limited to the Group III Net WAC Cap, the resulting shortfall will carry forward with interest thereon, provided, however, that the amount of the shortfall will not exceed the excess of the Group III Maximum Lifetime Rate Cap over the Group III Net WAC Cap. The Group III Maximum Lifetime Rate Cap will equal the weighted average of the maximum mortgage rates (net of the Expense Fee Rate) on the Loan Group III Mortgage Loans and will be paid as described under Excess Cash Flow Distributions. No such carryover will be paid once the Class A-III Certificate principal balance has been reduced to zero.

Basis Risk Shortfall Carry-Forward Amount: With respect to the related Class A-II and Class A-III Certificates and any Distribution Date, an amount equal to any related unpaid Group II and Group III Basis Risk Shortfalls, as applicable, from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate.

Notional Amount: For each Distribution Date, the notional amount for the Class A-I-IO Certificates will be as follows:

Distribution Date	Notional Amount
25-Jun-03	$116,000,000.00
25-Jul-03	107,000,000.00
25-Aug-03	99,000,000.00
25-Sep-03	92,000,000.00
25-Oct-03	85,000,000.00
25-Nov-03	79,000,000.00
25-Dec-03	73,000,000.00
25-Jan-04	67,000,000.00
25-Feb-04	62,000,000.00
25-Mar-04	57,000,000.00
25-Apr-04	54,000,000.00
25-May-04	49,000,000.00
25-Jun-04	45,000,000.00
25-Jul-04	42,000,000.00
25-Aug-04	39,000,000.00
25-Sep-04	36,000,000.00
25-Oct-04	33,000,000.00
25-Nov-04	31,000,000.00
25-Dec-04	28,000,000.00
25-Jan-05	26,000,000.00
25-Feb-05	25,000,000.00
25-Mar-05	22,000,000.00
25-Apr-05	21,000,000.00
25-May-05	19,000,000.00
25-Jun-05	18,000,000.00
25-Jul-05	16,000,000.00
25-Aug-05	15,000,000.00
25-Sep-05	14,000,000.00
25-Oct-05	13,000,000.00
25-Nov-05	12,000,000.00
25-Dec-05	0

Priority of Payments:

On each Distribution Date, principal and interest collections will be allocated in the following order of priority:

Interest Distributions

I. On each Distribution Date, Interest Distributions to the Class A-I and Class M-I certificateholders will be made from the available amount (after payment of the Expense Fee Rate)) from Loan Group I as follows:

(i) to the holders of the Class A-I Certificates accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow;

(ii) to the Class M-I-1 Certificates, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow;

(iii) to the Class M-I-2 Certificates, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow; and

(iv) to the Class M-I-3 Certificates, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow.

II. On each Distribution Date, Interest Distributions to the Class A-II certificateholders will be made from the available amount (after payment of the Expense Fee Rate) from Loan Group II as follows:

(i) to the Class A-II-A Certificates from the Loan Group II-A Interest Remittance Amount, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow and to the Class A-II-B Certificates from the Loan Group II-B Interest Remittance Amount, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow;

(ii) to the extent not covered by clause (i) above and after taking into account all payments with respect thereto, to the Class A-II-A Certificates from the Loan Group II-B Interest Remittance Amount, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow and to the Class A-II-B Certificates from the Group II-A Interest Remittance Amount, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow;

(iii) to the extent not covered by clauses (i) and (ii) above and after taking into account all payments with respect thereto, to the Class A-II-A Certificates from the Principal Remittance Amount related to Loan Group II-A, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or excess Cash Flow, and to the Class A-II-B Certificates from the Principal Remittance Amount related to Loan Group II-B, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow; and

(iv) to the extent not covered by clauses (i), (ii) and (iii) above and after taking into account all payments with respect thereto, to the Class A-II-A Certificates form the Principal Remittance Amount related to Loan Group II-B, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow, and to the Class A-II-B Certificates from the Principal Remittance Amount related to Loan Group II-A, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow.

III. On each Distribution Date, interest distributions to the Class A-III certificateholders will be made from the available amount (after payment of the Expense Fee Rate) from Loan Group III in an amount equal to accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow.

Principal Distributions

Loan Group I
For each Distribution Date, the Principal Distribution Amount, with respect to Loan Group I will be distributed as follows:

(i) the Class A-I Principal Distribution Amount, to the Class A-I Certificates, allocated as described below under "Class A Principal Distributions", until the certificate principal balance of the Class A-I Certificates is reduced to zero;

(ii) the Class M-I-1 Principal Distribution Amount, to the Class M-I-1 Certificates, until the certificate principal balance of the Class M-I-1 Certificates is reduced to zero;

(iii) the Class M-I-2 Principal Distribution Amount, to the Class M-I-2 Certificates, until the certificate principal balance of the Class M-I-2 Certificates is reduced to zero; and

(iv) the Class M-I-3 Principal Distribution Amount, to the Class M-I-3 Certificates, until the certificate principal balance of the Class M-I-3 Certificates is reduced to zero.

Loan Group II
For each Distribution Date, the Class A-II-A Principal Distribution Amount will be distributed to the Class A-II-A Certificates, until the certificate principal balance of the Class A-II-A Certificates is reduced to zero.

For each Distribution Date, the Class A-II-B Principal Distribution Amount will be distributed to the Class A-II-B Certificates, until the certificate principal balance of the Class A-II-B Certificates is reduced to zero.

Loan Group III
For each Distribution Date, the Principal Distribution Amount with respect to Loan Group III will be distributed to the Class A-III Certificates until the certificate principal balance of the Class A-III Certificates is reduced to zero.

Principal Remittance Amount:

For any loan group on any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advance with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month.

Principal Distribution Amount:

For any Distribution Date and each Loan Group, the sum of (a) the Principal Remittance Amount for the related Loan Group and (b) the Excess Cash Flow for the related Loan Group to the extent distributable as principal to cover losses on the related Mortgage Loans and to reach the related OC Target minus the related Overcollateralization Release Amount and certain other amounts with respect to servicing modifications as set forth in the pooling and servicing agreement.

Class A-I Principal Distribution Amount:

With respect to Loan Group I and any Distribution Date (a) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the related Principal Distribution Amount for that Distribution Date and (b) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the excess of (x) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate principal balance of the Mortgage Loans in Loan Group I minus the OC Floor for Loan Group I.

Class A-II-A Principal Distribution Amount:

On any Distribution Date, the Principal Distribution Amount for Loan Group II multiplied by a fraction, the numerator of which is the Principal Remittance Amount with respect to Loan Group II-A for such Distribution Date plus realized losses with respect to Loan Group II-A for such Distribution Date to the extent fully covered by related Excess Cashflow, and the denominator of which is the Principal Remittance Amount with respect to all of the Mortgage Loans in Loan Group II for such Distribution Date plus realized losses with respect to all of the Mortgage Loans in Loan Group II for such Distribution Date to the extent fully covered by related Excess Cash Flow.

Class A-II-B Principal Distribution Amount:

On any Distribution Date, the Principal Distribution Amount for Loan Group II multiplied by a fraction, the numerator of which is the Principal Remittance Amount with respect to Loan Group II-B for such Distribution Date plus realized losses with respect to Loan Group II-B for such Distribution Date to the extent fully covered by related Excess Cashflow, and the denominator of which is the Principal Remittance Amount with respect to all of the Mortgage Loans in Loan Group II for such Distribution Date plus realized losses with respect to all of the Mortgage Loans in Loan Group II for such Distribution Date to the extent fully covered by related Excess Cash Flow.

Class A-I-6 Lockout Distribution Amount: For any Distribution Date, the product of (a) the Class A-I-6 Lockout Distribution Percentage for that Distribution Date, (b) a fraction, the numerator of which is the outstanding principal balance of the Class A-I-6 Certificates and the denominator of which is the aggregate outstanding principal balance all Class A-I Certificates (in each case immediately prior to such Distribution Date) and (c) the Class A-I Principal Distribution Amount for such Distribution Date.

Class A-I-6 Lockout Distribution Percentage: The Class A-I-6 Lockout Distribution Percentage is assigned as follows:

(i) Between June 2003 and May 2006: 0%;
(ii) Between June 2006 and May 2008: 45%;
(iii) Between June 2008 and May 2009: 80%;
(iv) Between June 2009 and May 2010: 100%;
(v) June 2010 and thereafter: 300%.

Group II-A Interest Remittance Amount: The Group II-A Interest Remittance Amount with respect to any Distribution Date, the portion of the Available Distribution Amount for that Distribution Date attributable to interest received or advanced with respect to the Group II-A Mortgage Loans.

Group II-B Interest Remittance Amount: The Group II-B Interest Remittance Amount with respect to any Distribution Date, the portion of the Available Distribution Amount for that Distribution Date attributable to interest received or advanced with respect to the Group II-B Mortgage Loans.

Class A Principal Distributions:

The Class A-I Principal Distribution Amount distributable to the Class A-I Certificates will be made as follows:

(i) to the Class A-I-6 Certificates, the Class A-I-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance of the Class A-I-6 Certificates is reduced to zero;

(ii) to the Class A-I-1 Certificates, until the certificate principal balance of the Class A-I-1 Certificates is reduced to zero;

(iii) to the Class A-I-2 Certificates, until the certificate principal balance of the Class A-I-2 Certificates is reduced to zero;

(iv) to the Class A-I-3 Certificates, until the certificate principal balance of the Class A-I-3 Certificates is reduced to zero;

(v) to the Class A-I-4 Certificates, until the certificate principal balance of the Class A-I-4 Certificates is reduce to zero;

(vi) to the Class A-I-5 Certificates, until the certificate principal balance of the Class A-I-5 Certificates is reduced to zero; and

(vii) to the Class A-I-6 Certificates, until the certificate principal balance of the Class A-I-6 Certificates is reduced to zero.

The Class A-II-A Principal Distribution Amount will be paid to the Class A-II-A Certificates until the certificate principal balance of the Class A-II-A Certificates has been reduced to zero and then to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero.

The Class A-II-B Principal Distribution Amount will be paid to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero and then to the Class A-II-A Certificates until the principal balance of the Class A-II-A Certificates has been reduced to zero.

The Principal Distribution Amount for Loan Group III will be paid to the Class A-III Certificates until the certificate principal balance of the Class A-III Certificates has been reduced to zero.

Class M-I-1 Principal Distribution Amount:

With respect to Loan Group I and any Distribution Date, the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A-I Certificates, after taking into account the distribution of the Class A-I Principal Distribution Amount and (ii) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate stated principal balance of the Mortgage Loans in Loan Group I minus the OC Floor for Loan Group I.

Class M-I-2 Principal Distribution Amount:

With respect to Loan Group I and any Distribution Date, the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A-I Certificates and the Class M-I-1 Certificates after taking into account the distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate stated principal balance of the Mortgage Loans in Loan Group I minus the OC Floor for Loan Group I.

Class M-I-3 Principal Distribution Amount:

With respect to Loan Group I and any Distribution Date, the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A-I Certificates, Class M-I-1 Certificates and Class M-I-2 Certificates, after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate stated principal balance of the Mortgage Loans in Loan Group I minus the OC Floor for Loan Group I.

Excess Cash Flow Distributions:

On any Distribution Date, the Excess Cash Flow related to the Group I Mortgage Loans will be allocated in the following order of priority:

(i) to pay the holders of the Class A-I Certificates, and the Class M-1 Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-1 Certificates) the principal portion of Realized Losses incurred on the Mortgage Loans for the preceding calendar month;

(ii) to pay the holders of the Class A-II Certificates the principal portion of Realized Losses incurred on the Mortgage Loans for the preceding calendar month to the extent not covered by Excess Cash Flow from Loan Group II;

(iii) commencing on the Distribution Date in December 2003, to pay the holders of the Class A-I and Class M-I Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-I Certificates), the related Overcollateralization Increase Amount for that Distribution Date;

(iv) commencing on the Distribution Date in December 2003, to pay the holders of the Class A-II Certificates, the related Overcollateralization Increase Amount for that Distribution Date to the extent not covered by Excess Cash Flow from Loan Group II;

(v) to pay to the holders of the Class A-I and Class M-I Certificates, *pro rata*, based on accrued certificate interest otherwise due thereon, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date;

(vi) to pay to the holders of the Class A-II Certificates, *pro rata*, by the related subgroup, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date to the extent not covered by Excess Cash Flow from Loan Group II;

(vii) to pay to the holders of the Class A-I and Class M-I Certificates, *pro rata*, based on unpaid prepayment interest shortfalls previously allocated thereto, any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon;

(viii) to pay to the holders of the Class A-II, any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon to the extent not covered by Excess Cash Flow from Loan Group II;

(ix) to pay to the holders of the Class A-I Certificates *pro rata*, and then to the Class M-I Certificates, in order of priority, the applicable Group I Net WAC Carry-Forward Amount;

(x) to pay the holders of the Class A-III Certificates, the principal portion of Realized Losses incurred on the Group III Mortgage Loans (pro rata with any applicable Excess Cash Flow distributable with respect to such Realized Losses from Loan Group II), to the extent not covered by Excess Cash Flow from Loan Group III;

(xi) to pay to the holders of the Class A-II Certificates, *pro rata,* by the related subgroup, Basis Risk Shortfall Carry-Forward Amount to the extent not covered by Excess Cash Flow from Loan Group II;

(xii) to pay to the holders of the Class A-III Certificates, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date (*pro rata* with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group II), to the extent not covered by Excess Cash Flow from Loan Group III;

(xiii) to pay to the holders of the Class A-III Certificates, any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon (*pro rata* with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group II), to the extent not covered by Excess Cash Flow from Loan Group III;

(xiv) to pay to the holders of the Class A-III Certificates, the applicable Basis Risk Shortfall Carry-Forward Amounts (pro rata with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group II), to the extent not covered by Excess Cash Flow from Loan Group III; and

(xv) to pay to the holders of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

On any Distribution Date, the Excess Cash Flow from the Loan Group II will be allocated in the following order of priority:

(i) to pay the holders of the Class A-II Certificates, the principal portion of realized losses incurred on the related Mortgage Loans in the Loan Group II subgroup for the preceding calendar month;

(ii) to pay to the certificate insurer any cumulative insurance payments allocable to Loan Group II;

(iii) to pay the holders of the Class A-I Certificates, and the Class M-I Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-I Certificates) the principal portion of Realized Losses (other than Excess Losses) incurred on the Mortgage Loans for the preceding calendar month to the extent not covered by Excess Cash Flow from Loan Group I;

(iv) commencing on the Distribution Date in December 2003, to pay any related Overcollateralization Increase Amount to the Class A-II Certificates;

(v) commencing on the Distribution Date in December 2003, to pay the holders of the Class A-I and Class M-I Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-I Certificates), the related Overcollateralization Increase Amount for that Distribution Date to the extent not covered by Excess Cash Flow form Loan Group I;

(vi) to pay to the holders of the Class A-II Certificates, based on accrued certificate interest otherwise due thereon, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation allocated thereto for that Distribution Date;

(vii) to pay to the holders of the Class A-I and Class M-I Certificates, *pro rata*, based on accrued certificate interest otherwise due thereon, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date to the extent not covered by Excess Cash Flow from Loan Group I;

(viii) to pay to the holders of the Class A-II Certificates, based on unpaid prepayment interest shortfalls previously allocated thereto, any prepayment interest shortfalls allocated thereto remaining unpaid from prior Distribution Dates together with interest thereon;

(ix) to pay to the holders of the Class A-I and Class M-I Certificates, *pro rata*, based on unpaid prepayment interest shortfalls previously allocated thereto, any prepayment interest shortfalls allocated thereto remaining unpaid from prior Distribution Dates with interest thereon to the extent not covered by Excess Cash Flow from Loan Group I;

(x) to pay to the holders of the Class A-I Certificates, and then to the Class M-I Certificates, in order of priority, the applicable Group I Net WAC Carry-Forward Amount to the extent not covered by Excess Cash Flow from Loan Group I;

(xi) to pay to the holders of the related Class A-II Certificates, the related Basis Risk Shortfall Carry-Forward Amounts;

(xii) to pay to the certificate insurer any cumulative insurance payments allocable to Loan Group III to the extent not covered by Excess Cash Flow from Loan Group III;

(xiii) to pay to the holders of the Class A-III Certificates the principal portion of Realized Losses incurred on the Group III Mortgage Loans (pro rata with any applicable Excess Cash Flow distributable with respect to such Realized Losses from Loan Group I), to the extent not covered by Excess Cash Flow from Loan Group III;

(xiv) to pay to the holders of the Class A-III Certificates, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master servicing Compensation on that Distribution Date (pro rata with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group I), to the extent not covered by Excess Cash Flow from Loan Group III;

(xv) to pay to the holders of the Class A-III Certificates, any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon (*pro rata* with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group I), to the extent not covered by Excess Cash Flow from Loan Group III;

(xvi) to pay to the holders of the Class A-III Certificates, the applicable Basis Risk Shortfall Carry-Forward Amounts (*pro rata* with any applicable Excess Cash Flow distributable with respect to such shortfalls form Loan Group I), to the extent not covered by Excess Cash Flow form Loan Group III; and

(xvii) to pay to the holders of the related Class SB Certificate any remaining amounts in accordance with the terms of the pooling and servicing agreement.

On any Distribution Date, the Excess Cash Flow from Loan Group III will be allocated in the following order of priority:

(i) to pay the holders of the Class A-III Certificates, the principal portion of realized losses (other than Excess Losses) incurred on the Mortgage Loans in the Loan Group III for the preceding calendar month;

(ii) to pay to the certificate insurer any cumulative insurance payments allocable to Loan Group III;

(iii) commencing on the Distribution Date in December 2003, to pay any related Overcollateralization Increase Amount to the Class A-III Certificates;

(iv) to pay to the holders of the Class A-III Certificates, based on accrued certificate interest otherwise due thereon, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation allocated thereto for that Distribution Date;

(v) to pay to the holders of the Class A-III Certificates, based on unpaid prepayment interest shortfalls previously allocated thereto, any prepayment interest shortfalls allocated thereto remaining unpaid from prior Distribution Dates together with interest thereon;

(vi) to pay to the holders of the Class A-III Certificates, the related Basis Risk Shortfall Carry-Forward Amounts;

(vii) to pay to the certificate insurer any cumulative insurance payments allocable to Loan Group II;

(viii) to pay the holders of the Class A-1, Class M-I and Class A-II Certificates, in the manner set forth in the pooling and servicing agreement, the principal portion of Realized Losses (other than Excess Losses) incurred on the mortgage loans in Loan Group I and Loan Group II to the extent not covered by Excess Cash Flow from Loan Group I or Loan Group II;

(ix) commencing on the Distribution Date in December 2003, to pay the holders of the Class A-I and Class M-I Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-I Certificates) and the holders of the Class A-II Certificates (in the manner provided in the pooling and servicing agreement), the related Overcollateralization Increase Amount for that Distribution Date to the extent not covered by Excess Cash Flow from Loan Group I and Loan Group II;

(x) to pay to the holders of the Class A-I, Class M-I and Class A-II Certificates, in the manner set forth in the pooling and servicing agreement, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date, to the extent not covered by Excess Cash Flow from Loan Group I or Loan Group II;

(xi) to pay to the holders of the Class A-I, Class M-1 and Class A-II Certificates, in the manner set forth in the pooling and servicing agreement any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon, to the extent not covered by Excess Cash Flow from Loan Group I or Loan Group II;

(xii) to pay to the holders of the Class A-I, Class M-1 and Class A-II Certificates, the applicable Net WAC Carry-Forward Amount or Basis Risk Shortfall Carry-Forward Amounts(in the manner set forth in the pooling and servicing agreement), to the extent not covered by Excess Cash Flow from Loan Group I or Loan Group II; and

(xiii) to pay to the holders of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement

Credit Enhancement:

With respect to the Offered Certificates, credit enhancement will be provided by
(1) Excess Cash Flow;
(2) Overcollateralization;
(3) Subordination (with respect to Loan Group I), and
(4) Ambac Insurance Policy (with respect to the Class A-II Certificates and Class A-III Certificates).

Expected Credit Support Percentages:

Loan Group I

Class	Initial Credit Support*	After Stepdown Support
A-I	11.50%	26.00%
M-I-1	6.25%	15.50%
M-I-2	2.50%	8.00%
M-I-3	0.00%	3.00%

*For any class of Offered Certificate, the Initial Credit Support is the sum of all Offered Certificates subordinate to such class as a percentage of the aggregate stated principal balance as of the Cut-Off Date. The Initial Credit Support is not inclusive of the OC Target.

Subordination Percentage:

Loan Group I

Class	Subordination Percentage
A-I	74.00%
M-I-1	84.50%
M-I-2	92.00%
M-I-3	97.00%

Excess Cash Flow:

For any loan group on any Distribution Date, the sum of (a) the excess of the related available distribution amount over the sum of (x) the interest distribution amount for the related classes of Offered Certificates and (y) the related principal remittance amount on the related classes of Offered Certificates and (b) any overcollateralization reduction amounts.

Excess Cash Flow may be used to protect the Offered Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Overcollateralization Amount:

The overcollateralization ("OC") provisions are intended to provide for the limited acceleration of principal payments on the Offered Certificates relative to the amortization of the related loan group, generally until the required OC levels are reached. The acceleration of principal payments is achieved by applying certain excess interest collected on each loan group to the payment of principal on the Offered Certificates as described herein, resulting in the accumulation of OC. By paying down the principal balance of the Offered Certificates faster than the principal amortization of the related loan group, an overcollateralization amount equal to the excess of the aggregate unpaid principal balance of the related loan group over the principal balance of the related Offered Certificates is created. Excess interest will be directed to build each loan group's overcollateralization until the respective loan group reaches its required OC Target Amount. Upon this event, the acceleration feature will cease unless it is once again necessary to maintain the required OC level. Excess interest will begin to be applied to build overcollateralization on the December 2003 Distribution Date for all three loan groups.

Overcollateralization Increase Amount:

With respect to each loan group and any Distribution Date prior to the Distribution date occurring in December 2003, an amount equal to zero. With respect to any Distribution Date on or after the Distribution Date occurring in December 2003, an amount equal to the lesser of (i) the related Excess Cash Flow available for payment of the related Overcollateralization Increase Amount for that Distribution Date, and (ii) the excess, if any, of (x) the related Overcollateralization Target Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Release Amount:

With respect to each loan group and any Distribution Date for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) the related Principal Remittance Amount for that Distribution Date.

Excess Overcollateralization Amount:

With respect to any Distribution Date and each loan group, the excess, if any, of the related Overcollateralization Amount on that Distribution Date over the Required Overcollateralization Target Amount.

Overcollateralization Target Amount:

For any loan group, the Overcollateralization Target Amount ("OC Target") will be equal to zero for the first six Distribution Dates. On any Distribution Date thereafter, the Overcollateralization Target for:

(I) Loan Group I: (a) prior to the related Stepdown Date or on any date for which there is a Trigger Event, will be equal to the product of (x) 1.50% and (y) the aggregate initial principal balance of the Mortgage Loans in Loan Group I; and (b) on or after the related Stepdown Date when the Trigger Event is not in effect, the product of (x) 3.00% and (y) the current outstanding principal balance of the Mortgage Loans in Loan Group I.

(II) Loan Group II and Loan Group III: the product of (x) 0.50% and (y) the aggregate initial principal balance of the Mortgage Loans in the related Loan Group.

Overcollateralization Floor: An amount equal to the product of (x) 0.50% in the case of Loan Group I, 0.50% in the case of Loan Group II and 0.50% in the case of Loan Group III and (y) the aggregate initial principal balance of the Mortgage Loans in the related loan group.

Stepdown Date: With respect to Loan Group I, the later to occur of (x) the Distribution Date in June 2006 and (y) the first Distribution Date on which the related Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage. With respect to Loan Group II and Loan Group III, the OC Target may be reduced from time to time with the consent of the Insurer and notification to the rating agencies.

Specified Enhancement Percentage: The Specified Enhancement Percentage is 26.00% for Loan Group I.

Senior Enhancement Percentage: With respect to Loan Group I, on any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction the numerator of which is the sum of (x) the aggregate principal balance of the Class M-I Certificates immediately prior to such Distribution Date and (y) the overcollateralization of loan group, and the denominator of which is the aggregate principal balance of Loan Group I as of the end of the preceding due period.

Trigger Event: A Trigger Event is in effect with respect to Loan Group I on any Distribution Date on or after the related Stepdown Date, if (i) the product of (x) [1.25] and (y) the related Sixty-Plus Delinquency Percentage, equals or exceeds the related Senior Enhancement Percentage for that Distribution Date and (ii) if during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Cumulative Realized Loss Percentage	
Distribution Dates	**Fixed**
June 2006 – May 2007	[1.70]%
June 2007 – May 2008	[2.65]%
June 2008 – May 2009	[3.40]%
June 2009 and after	[4.25]%

Sixty-Plus Delinquency Percentage: With respect to Loan Group I and any Distribution Date, the arithmetic average, for each of the three Distribution Dates ending with the applicable Distribution Date of the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the Mortgage Loans in that group that are 60 or more days delinquent in payment of principal and interest for the relevant Distribution Date, including mortgaged loans in foreclosure and REO, and denominator of which is the aggregate principal balance of all of the Mortgage Loans in that loan group immediately preceding the relevant Distribution Date.

Allocation of Losses:

With respect to Loan Group I, current period losses will be applied in the following order of priority, and from the following sources:

(i) Excess Cash Flow from Loan Group I for the related Distribution Date;
(ii) Excess Cash Flow received from the other loan groups, after covering realized losses on the Mortgage Loans and certain other items in the other loan groups for the related Distribution Date;
(iii) Overcollateralization from Loan Group I, until reduced to zero;
(iv) To the extent provided herein, overcollateralization for the non-related loan groups, until reduced to zero, meaning that losses will not be allocated under any subsequent clause until after the aggregate principal balance of the offered certificates equals the aggregate principal balance of the mortgage loans;
(v) Class M-I-3 Certificates, until reduced to zero;
(vi) Class M-I-2 Certificates, until reduced to zero;
(vii) Class M-I-1 Certificates, until reduced to zero; and
(viii) Class A-I Certificates, *pro rata*, until the Certificate Principal Balance thereof has been reduced to zero.

With respect to Loan Group II and Loan Group III, current period losses will be applied in the following order of priority:

(i) Excess Cash Flow from the related subgroup of Loan Group II or Loan Group III, as applicable for the related Distribution Dates;
(ii) Excess Cash Flow received from the other loan groups (or subgroups), after covering realized losses on the Mortgage Loans and certain other items in the other loan groups (or subgroups), for the related Distribution Date;
(iii) Overcollateralization for Loan Group II or Loan Group III, as applicable, until reduced to zero;
(iv) To the extent provided herein, overcollateralization for the non-related loan groups, until reduced to zero, meaning that losses will not be allocated under any subsequent clause until after the aggregate principal balance of the offered certificates equals the aggregate principal balance of the mortgage loans;
(v) To the Class A-II Certificates or Class A-III Certificates, as applicable, provided that any allocation of realized losses to Class A-II or Class A-III Certificates will be covered by the certificate guaranty insurance policy, subject to its terms.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$1,300,000,000 *(Approximate)*

RASC Series 2003-KS4 Trust
Issuer

Residential Asset Securities Corporation
Depositor

Residential Funding Corporation
Master Servicer

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2003-KS4

May 13, 2003 (Part II)

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Prepayment Sensitivity

Class A-I-1 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	10.03	1.63	1.20	**1.00**	0.87	0.76
Modified Duration (years)	9.12	1.59	1.18	**0.98**	0.86	0.75
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	5/25/20	8/25/06	8/25/05	**3/25/05**	12/25/04	9/25/04
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	204	39	27	**22**	19	16
Illustrative Yield @ Par (30/360)	1.43%	1.43%	1.43%	**1.43%**	1.43%	1.43%

Class A-I-2 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.16	3.60	2.49	**2.00**	1.68	1.41
Modified Duration (years)	14.95	3.43	2.40	**1.94**	1.64	1.38
First Principal Payment	5/25/20	8/25/06	8/25/05	**3/25/05**	12/25/04	9/25/04
Last Principal Payment	8/25/22	5/25/07	2/25/06	**7/25/05**	3/25/05	11/25/04
Principal Lockout (months)	203	38	26	**21**	18	15
Principal Window (months)	28	10	7	**5**	4	3
Illustrative Yield @ Par (30/360)	2.10%	2.07%	2.05%	**2.04%**	2.02%	2.01%

Class A-I-3 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	22.94	6.07	3.88	**3.00**	2.40	1.99
Modified Duration (years)	17.16	5.53	3.64	**2.85**	2.30	1.91
First Principal Payment	8/25/22	5/25/07	2/25/06	**7/25/05**	3/25/05	11/25/04
Last Principal Payment	6/25/29	4/25/13	1/25/09	**8/25/07**	9/25/06	11/25/05
Principal Lockout (months)	230	47	32	**25**	21	17
Principal Window (months)	83	72	36	**26**	19	13
Illustrative Yield @ Par (30/360)	2.54%	2.52%	2.51%	**2.49%**	2.48%	2.47%

Class A-I-4 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.94	11.82	7.15	**5.00**	3.91	2.75
Modified Duration (years)	17.00	9.46	6.19	**4.50**	3.59	2.57
First Principal Payment	6/25/29	4/25/13	1/25/09	**8/25/07**	9/25/06	11/25/05
Last Principal Payment	2/25/31	4/25/17	10/25/12	**5/25/09**	12/25/07	5/25/06
Principal Lockout (months)	312	118	67	**50**	39	29
Principal Window (months)	21	49	46	**22**	16	7
Illustrative Yield @ Par (30/360)	3.60%	3.59%	3.58%	**3.56%**	3.55%	3.52%

Prepayment Sensitivity (Cont'd)

Class A-I-5 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.12	14.83	10.72	**8.05**	6.05	4.48
Modified Duration (years)	15.06	10.36	8.19	**6.51**	5.12	3.93
First Principal Payment	2/25/31	4/25/17	10/25/12	**5/25/09**	12/25/07	5/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	332	166	112	**71**	54	35
Principal Window (months)	6	13	19	**33**	31	34
Illustrative Yield @ Par (30/360)	4.87%	4.86%	4.85%	**4.84%**	4.83%	4.81%

Class A-I-5 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.70	18.49	13.58	**10.31**	7.57	4.95
Modified Duration (years)	15.20	11.85	9.63	**7.80**	6.07	4.24
First Principal Payment	2/25/31	4/25/17	10/25/12	**5/25/09**	12/25/07	5/25/06
Last Principal Payment	12/25/32	8/25/30	10/25/25	**9/25/21**	6/25/18	11/25/15
Principal Lockout (months)	332	166	112	**71**	54	35
Principal Window (months)	23	161	157	**149**	127	115
Illustrative Yield @ Par (30/360)	4.87%	4.92%	4.93%	**4.93%**	4.91%	4.85%

Class A-I-6 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.28	7.73	6.93	**6.50**	6.00	5.31
Modified Duration (years)	9.93	6.46	5.91	**5.59**	5.23	4.70
First Principal Payment	6/25/06	6/25/06	6/25/06	**6/25/06**	9/25/06	12/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	36	36	36	**36**	39	42
Principal Window (months)	302	143	95	**68**	46	27
Illustrative Yield @ Par (30/360)	3.94%	3.92%	3.92%	**3.92%**	3.91%	3.91%

Class A-I-6 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.28	7.74	6.99	**6.63**	6.45	6.40
Modified Duration (years)	9.93	6.47	5.94	**5.69**	5.55	5.51
First Principal Payment	6/25/06	6/25/06	6/25/06	**6/25/06**	9/25/06	12/25/06
Last Principal Payment	10/25/32	6/25/30	8/25/25	**7/25/21**	4/25/18	9/25/15
Principal Lockout (months)	36	36	36	**36**	39	42
Principal Window (months)	317	289	231	**182**	140	106
Illustrative Yield @ Par (30/360)	3.94%	3.92%	3.92%	**3.92%**	3.92%	3.91%

Prepayment Sensitivity (Cont'd)

Class A-I-IO (to call)

CPR (%)	57%	58%	59%	60%	61%	62%
Average Life (years)	0.99	0.99	0.99	**0.99**	0.99	0.99
Modified Duration (years)	0.80	0.80	0.80	**0.80**	0.80	0.80
Illustrative Yield @ 3.12957% (30/360)	3.75%	3.75%	3.75%	**3.75%**	2.72%	2.72%

Class A-II-A (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.71	4.83	3.32	**2.52**	2.03	1.70
Modified Duration (years)	17.10	4.52	3.16	**2.43**	1.97	1.66
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	4/25/32	1/25/15	3/25/11	**2/25/09**	10/25/07	11/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	347	140	94	**69**	53	42
Illustrative Yield @ Par (30/360)	1.64%	1.64%	1.64%	**1.64%**	1.64%	1.64%

Class A-II-A (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.76	5.19	3.56	**2.69**	2.17	1.81
Modified Duration (years)	17.13	4.80	3.37	**2.59**	2.09	1.76
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	4/25/33	2/25/27	2/25/20	**9/25/15**	10/25/12	9/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	285	201	**148**	113	88
Illustrative Yield @ Par (30/360)	1.64%	1.66%	1.66%	**1.66%**	1.66%	1.66%

Class A-II-B (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.70	4.88	3.37	**2.57**	2.08	1.75
Modified Duration (years)	17.09	4.57	3.21	**2.48**	2.02	1.71
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	4/25/32	1/25/15	3/25/11	**2/25/09**	10/25/07	11/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	347	140	94	**69**	53	42
Illustrative Yield @ Par (30/360)	1.64%	1.64%	1.64%	**1.64%**	1.64%	1.64%

Prepayment Sensitivity (Cont'd)

Class A-II-B (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.75	5.24	3.61	**2.75**	2.22	1.86
Modified Duration (years)	17.13	4.85	3.42	**2.64**	2.15	1.81
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	5/25/33	4/25/27	4/25/20	**10/25/15**	11/25/12	10/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	360	287	203	**149**	114	89
Illustrative Yield @ Par (30/360)	1.64%	1.66%	1.66%	**1.66%**	1.66%	1.66%

Class A-III (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.57	4.87	3.36	**2.57**	2.08	1.75
Modified Duration (years)	17.00	4.56	3.21	**2.48**	2.02	1.71
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	4/25/32	1/25/15	3/25/11	**2/25/09**	10/25/07	11/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	347	140	94	**69**	53	42
Illustrative Yield @ Par (30/360)	1.64%	1.64%	1.64%	**1.64%**	1.64%	1.64%

Class A-III (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.63	5.23	3.61	**2.75**	2.22	1.86
Modified Duration (years)	17.03	4.84	3.41	**2.63**	2.14	1.81
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	5/25/33	3/25/27	4/25/20	**10/25/15**	11/25/12	11/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	360	286	203	**149**	114	90
Illustrative Yield @ Par (30/360)	1.64%	1.66%	1.66%	**1.66%**	1.66%	1.66%

Class M-I-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.16	10.29	7.27	**5.75**	4.82	4.21
Modified Duration (years)	14.37	7.82	5.92	**4.86**	4.18	3.72
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	7/25/06	9/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	236	62	42	**36**	37	39
Principal Window (months)	102	117	89	**68**	48	30
Illustrative Yield @ Par (30/360)	4.75%	4.74%	4.72%	**4.71%**	4.70%	4.69%

Prepayment Sensitivity (Cont'd)

Class M-I-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.30	11.10	7.88	**6.26**	5.24	4.55
Modified Duration (years)	14.41	8.18	6.25	**5.17**	4.46	3.96
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	7/25/06	9/25/06
Last Principal Payment	9/25/32	9/25/26	10/25/20	**8/25/17**	1/25/15	11/25/12
Principal Lockout (months)	236	62	42	**36**	37	39
Principal Window (months)	116	218	167	**135**	103	75
Illustrative Yield @ Par (30/360)	4.76%	4.76%	4.75%	**4.74%**	4.74%	4.73%

Class M-I-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.16	10.29	7.27	**5.75**	4.80	4.12
Modified Duration (years)	13.93	7.69	5.85	**4.81**	4.12	3.62
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	6/25/06	7/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	236	62	42	**36**	36	37
Principal Window (months)	102	117	89	**68**	49	32
Illustrative Yield @ Par (30/360)	5.06%	5.04%	5.03%	**5.01%**	5.00%	4.99%

Class M-I-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.28	10.92	7.74	**6.13**	5.11	4.37
Modified Duration (years)	13.96	7.96	6.10	**5.04**	4.33	3.79
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	6/25/06	7/25/06
Last Principal Payment	7/25/32	6/25/24	9/25/18	**11/25/15**	8/25/13	9/25/11
Principal Lockout (months)	236	62	42	**36**	36	37
Principal Window (months)	114	191	142	**114**	87	63
Illustrative Yield @ Par (30/360)	5.06%	5.06%	5.05%	**5.04%**	5.03%	5.02%

Class M-I-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.12	10.20	7.18	**5.67**	4.72	4.02
Modified Duration (years)	12.19	7.13	5.49	**4.55**	3.92	3.43
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	6/25/06	6/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	236	62	42	**36**	36	36
Principal Window (months)	102	117	89	**68**	49	33
Illustrative Yield @ Par (30/360)	6.40%	6.38%	6.36%	**6.34%**	6.33%	6.31%

Prepayment Sensitivity (Cont'd)

Class M-I-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.16	10.34	7.29	**5.76**	4.79	4.08
Modified Duration (years)	12.19	7.18	5.55	**4.60**	3.96	3.46
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	6/25/06	6/25/06
Last Principal Payment	2/25/32	12/25/20	4/25/16	**8/25/13**	10/25/11	3/25/10
Principal Lockout (months)	236	62	42	**36**	36	36
Principal Window (months)	109	149	113	**87**	65	46
Illustrative Yield @ Par (30/360)	6.40%	6.38%	6.36%	**6.35%**	6.33%	6.32%

Class A-I-1 Net WAC Cap

(Current Index Values; 100% PPC)

MONTH	(%)
1	6.20
2	6.24
3	6.28
4	6.32
5	6.35
6	6.38
7	6.40
8	6.43
9	6.45
10	6.47
11	6.49
12	6.51
13	6.53
14	6.54
15	6.56
16	6.57
17	6.59
18	6.60
19	6.61
20	6.62
21	6.63
22	6.65

Class A-II-A Net WAC Cap
(Current Index Values; 100% PPC)

MONTH	(%)	MONTH	(%)
1	6.60	37	6.85
2	5.94	38	7.08
3	5.75	39	6.85
4	5.75	40	6.85
5	5.94	41	7.08
6	5.75	42	6.85
7	5.94	43	7.08
8	5.75	44	6.85
9	5.75	45	6.85
10	6.14	46	7.59
11	5.75	47	6.85
12	5.94	48	7.08
13	5.75	49	6.85
14	5.94	50	7.08
15	5.75	51	6.85
16	5.75	52	6.85
17	5.94	53	7.08
18	5.75	54	6.85
19	5.94	55	7.08
20	5.75	56	6.85
21	5.75	57	6.85
22	6.36	58	7.33
23	5.75	59	6.85
24	6.54	60	7.08
25	6.33	61	6.85
26	6.54	62	7.08
27	6.33	63	6.85
28	6.34	64	6.85
29	6.55	65	7.08
30	6.34	66	6.85
31	6.55	67	7.08
32	6.34	68	6.85
33	6.34	69	6.85
34	7.02		
35	6.85		
36	7.08		

Class A-II-A Net WAC Cap

(20% Index Values; 100% PPC)*

Month	(%)	Month	(%)
1	6.60	37	9.95
2	5.94	38	10.29
3	5.75	39	9.95
4	5.75	40	9.95
5	5.94	41	10.64
6	5.75	42	11.00
7	5.94	43	11.36
8	5.75	44	11.00
9	5.75	45	11.00
10	6.14	46	12.18
11	5.75	47	11.35
12	5.94	48	11.77
13	5.75	49	11.39
14	5.94	50	11.77
15	5.75	51	11.39
16	5.75	52	11.39
17	5.94	53	12.13
18	5.75	54	11.74
19	5.94	55	12.13
20	5.75	56	11.74
21	5.75	57	11.74
22	6.36	58	12.55
23	5.75	59	11.76
24	7.79	60	12.15
25	7.54	61	11.76
26	7.79	62	12.15
27	7.54	63	11.76
28	7.56	64	11.76
29	7.81	65	12.15
30	8.25	66	11.76
31	8.53	67	12.15
32	8.25	68	11.76
33	8.25	69	11.76
34	9.14		
35	9.26		
36	10.28		

*Excludes Yield Maintenance payments.

Class A-II-B Net WAC Cap

(Current Index Values; 100% PPC)

MONTH	(%)	MONTH	(%)
1	6.76	37	6.71
2	6.08	38	6.93
3	5.89	39	6.71
4	5.89	40	6.71
5	6.08	41	6.94
6	5.89	42	6.71
7	6.08	43	6.94
8	5.89	44	6.71
9	5.89	45	6.71
10	6.29	46	7.43
11	5.89	47	6.71
12	6.09	48	6.94
13	5.89	49	6.71
14	6.09	50	6.94
15	5.89	51	6.71
16	5.89	52	6.71
17	6.09	53	6.94
18	5.89	54	6.71
19	6.09	55	6.94
20	5.89	56	6.71
21	5.89	57	6.71
22	6.52	58	7.18
23	5.89	59	6.71
24	6.09	60	6.94
25	6.49	61	6.71
26	6.71	62	6.94
27	6.49	63	6.71
28	6.49	64	6.71
29	6.71	65	6.94
30	6.49	66	6.71
31	6.71	67	6.94
32	6.49	68	6.71
33	6.49	69	6.71
34	7.19		
35	6.71		
36	6.93		

Class A-II-B Net WAC Cap
(20% Index Values; 100% PPC)*

MONTH	(%)	MONTH	(%)
1	6.76	37	10.35
2	6.08	38	10.69
3	5.89	39	10.35
4	5.89	40	10.35
5	6.08	41	10.97
6	5.89	42	10.61
7	6.08	43	11.82
8	5.89	44	11.44
9	5.89	45	11.44
10	6.29	46	12.66
11	5.89	47	11.70
12	6.08	48	12.09
13	5.89	49	11.72
14	6.08	50	12.11
15	5.89	51	11.72
16	5.89	52	11.72
17	6.08	53	12.39
18	5.89	54	11.99
19	6.09	55	12.39
20	5.89	56	11.99
21	5.89	57	11.99
22	6.52	58	12.81
23	5.89	59	12.01
24	6.09	60	12.41
25	7.98	61	12.01
26	8.24	62	12.41
27	7.98	63	12.01
28	7.98	64	12.01
29	8.25	65	12.41
30	7.98	66	12.01
31	9.10	67	12.42
32	8.80	68	12.01
33	8.80	69	12.01
34	9.75		
35	9.52		
36	9.84		

*Excludes Yield Maintenance payments.

Class A-III Net WAC Cap

(Current Index Values; 100% PPC)

MONTH	(%)	MONTH	(%)
1	6.62	37	6.53
2	5.96	38	6.75
3	5.77	39	6.53
4	5.77	40	6.53
5	5.96	41	6.75
6	5.77	42	6.53
7	5.96	43	6.75
8	5.77	44	6.53
9	5.77	45	6.53
10	6.17	46	7.23
11	5.77	47	6.53
12	5.96	48	6.75
13	5.77	49	6.53
14	5.96	50	6.75
15	5.77	51	6.53
16	5.77	52	6.53
17	5.96	53	6.75
18	5.77	54	6.53
19	5.96	55	6.75
20	5.77	56	6.53
21	5.77	57	6.53
22	6.39	58	6.98
23	5.77	59	6.53
24	5.96	60	6.75
25	6.31	61	6.53
26	6.53	62	6.75
27	6.31	63	6.53
28	6.31	64	6.53
29	6.53	65	6.75
30	6.32	66	6.53
31	6.53	67	6.75
32	6.32	68	6.53
33	6.32	69	6.54
34	6.99		
35	6.32		
36	6.75		

Class A-III Net WAC Cap

(20% Index Values; 100% PPC)*

Month	(%)	Month	(%)
1	6.62	37	10.08
2	5.96	38	10.42
3	5.77	39	10.08
4	5.77	40	10.08
5	5.96	41	10.42
6	5.77	42	10.38
7	5.96	43	11.52
8	5.77	44	11.15
9	5.77	45	11.15
10	6.17	46	12.34
11	5.77	47	11.15
12	5.96	48	11.83
13	5.77	49	11.55
14	5.96	50	11.93
15	5.77	51	11.55
16	5.77	52	11.55
17	5.96	53	11.93
18	5.77	54	11.84
19	5.96	55	12.24
20	5.77	56	11.84
21	5.77	57	11.84
22	6.39	58	12.66
23	5.77	59	11.84
24	5.96	60	12.24
25	7.74	61	11.85
26	7.99	62	12.24
27	7.74	63	11.85
28	7.74	64	11.85
29	7.99	65	12.24
30	7.74	66	11.85
31	8.79	67	12.24
32	8.50	68	11.85
33	8.50	69	11.85
34	9.42		
35	8.51		
36	9.62		

*Excludes Yield Maintenance payments.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP I MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cutoff Date Aggregate Principal Balance	$632,426,757.46		
Number of Loans	6,323		
Average Current Loan Balance	$100,020.05	$8,331.36	$545,759.48
[1] [2] Weighted Average Original Loan-to-Value Ratio	78.79%	12.00%	100.00%
[1] Weighted Average Mortgage Rate	8.069%	5.350%	14.500%
[1] Weighted Average Net Mortgage Rate	6.821%	3.995%	13.920%
[1] Weighted Average Remaining Term to Maturity (months)	326	84	360
[1] [3] Weighted Average Credit Score	623	456	810

[1] Weighted Average reflected in Total.
[2] With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	0.00%
	Fixed	100.00%
Fully Amortizing Mortgage Loans		92.11%
Lien	First	95.02%
	Second	4.98%
Property Type	Single-family detached	81.16%
	Planned Unit Developments (detached)	5.86%
	Two- to four- family units	6.81%
	Condo Low-Rise (less than 5 stories)	2.38%
	Condo Mid-Rise (5 to 8 stories)	0.01%
	Condo High-Rise (9 stories or more)	0.07%
	Manufactured Home	1.11%
	Planned Unit Developments (attached)	1.39%
	Leasehold	0.01%
	Townhouse (2 to 4 family units)	0.19%
	Townhouse	1.02%
Occupancy Status	Primary Residence	90.84%
	Non-Owner Occupied	8.58%
	Second Home/Vacation	0.57%
Geographic Distribution	California	16.44%
	Florida	8.80%
	Texas	7.94%
	New York	5.45%
Number of States (including DC)	51	
Largest Zip Code Concentration	06810	0.22%
Loans with Mortgage Insurance	60.69%	
Loans with Prepayment Penalties		69.50%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
499 or less	61	$3,883,390	0.61%
500 – 519	128	8,098,491	1.28
520 – 539	255	16,502,577	2.61
540 – 559	475	35,875,268	5.67
560 – 579	584	46,379,943	7.33
580 – 599	778	71,627,434	11.33
600 – 619	1,172	120,266,787	19.02
620 – 639	1,021	107,433,058	16.99
640 – 659	772	92,010,310	14.55
660 – 679	476	56,495,755	8.93
680 – 699	251	29,085,231	4.60
700 – 719	138	17,817,359	2.82
720 – 739	102	12,466,487	1.97
740 – 759	40	5,340,951	0.84
760 or greater	59	8,595,516	1.36
Subtotal with Credit Scores	**6,312**	**$631,878,555**	**99.91%**
Not Available[1]	11	548,202	0.09
TOTAL	**6,323**	**$632,426,757**	**100.00%**

[1] Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group I Loans

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
$0 - $100,000	3,984	$209,120,622	33.07%
$100,001 - $200,000	1,678	234,008,188	37.00
$200,001 - $300,000	448	107,786,194	17.04
$300,001 - $400,000	160	57,302,407	9.06
$400,001 - $500,000	47	21,055,789	3.33
$500,001 - $600,000	6	3,153,556	0.50
TOTAL	**6,323**	**$632,426,757**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group I Loans

Range of Net Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.500% - 3.999%	2	$465,812	0.07%
4.000% - 4.499%	23	5,468,520	0.86
4.500% - 4.999%	253	53,632,102	8.48
5.000% - 5.499%	386	64,282,987	10.16
5.500% - 5.999%	606	86,285,082	13.64
6.000% - 6.499%	779	101,480,075	16.05
6.500% - 6.999%	826	92,841,540	14.68
7.000% - 7.499%	681	69,256,882	10.95
7.500% - 7.999%	482	44,050,047	6.97
8.000% - 8.499%	543	39,455,965	6.24
8.500% - 8.999%	311	23,304,708	3.68
9.000% - 9.499%	239	15,203,052	2.40
9.500% - 9.999%	147	8,576,812	1.36
10.000% - 10.499%	162	6,774,549	1.07
10.500% - 10.999%	106	4,155,446	0.66
11.000% - 11.499%	121	3,699,796	0.59
11.500% - 11.999%	87	2,146,299	0.34
12.000% - 12.499%	131	3,145,061	0.50
12.500% - 12.999%	17	382,931	0.06
13.000% - 13.499%	413	7,686,527	1.22
13.500% - 13.999%	8	132,564	0.02
TOTAL	**6,323**	**$632,426,757**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group I Loans

Range of Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
5.000% - 5.499%	1	$110,875	0.02%
5.500% - 5.999%	31	7,416,847	1.17
6.000% - 6.499%	130	28,820,960	4.56
6.500% - 6.999%	565	105,051,289	16.61
7.000% - 7.499%	502	72,993,974	11.54
7.500% - 7.999%	1,064	134,928,685	21.34
8.000% - 8.499%	726	76,286,448	12.06
8.500% - 8.999%	1,060	92,449,664	14.62
9.000% - 9.499%	532	42,374,536	6.70
9.500% - 9.999%	423	29,405,742	4.65
10.000% - 10.499%	170	10,797,887	1.71
10.500% - 10.999%	216	9,542,834	1.51
11.000% - 11.499%	105	4,043,806	0.64
11.500% - 11.999%	127	4,154,141	0.66
12.000% - 12.499%	97	2,541,780	0.40
12.500% - 12.999%	134	3,208,782	0.51
13.000% - 13.499%	14	417,169	0.07
13.500% - 13.999%	418	7,748,775	1.23
14.000% - 14.499%	5	68,970	0.01
14.500% - 14.999%	3	63,593	0.01
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Original Loan-to-Value Ratios of the Group I Loans

Range of Original Loan-to-Value Ratios [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
0.01% - 50.00%	316	$25,641,455	4.05%
50.01% - 55.00%	129	13,396,667	2.12
55.01% - 60.00%	162	17,906,657	2.83
60.01% - 65.00%	249	29,002,950	4.59
65.01% - 70.00%	386	46,080,232	7.29
70.01% - 75.00%	567	65,794,924	10.40
75.01% - 80.00%	1,461	178,232,132	28.18
80.01% - 85.00%	719	85,058,114	13.45
85.01% - 90.00%	946	113,769,999	17.99
90.01% - 95.00%	398	32,196,549	5.09
95.01% - 100.00%	990	25,347,078	4.01
TOTAL	**6,323**	**$ 632,426,757**	**100.00%**

[1] With respect to the Group I Loans secured by second liens, this table was calculated using the combined Loan-to-Value ratio.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographic Distribution of Mortgaged Properties of the Group I Loans

State or Territory	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
California	555	$103,977,759	16.44%
Florida	589	55,674,513	8.80
Texas	720	50,219,143	7.94
New York	207	34,497,676	5.45
Tennessee	368	22,057,786	3.49
Virginia	212	20,769,195	3.28
Massachusetts	108	20,644,046	3.26
Michigan	277	20,391,871	3.22
Ohio	246	19,493,568	3.08
All Other States	3,041	284,701,201	45.02
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Purchase	1,820	$117,627,127	18.60%
Equity Refinance	3,967	454,744,711	71.90
Rate/Term Refinance	536	60,054,919	9.50
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Mortgage Loan Documentation Type of the Group I Loans

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Full Documentation	5,198	$501,543,488	79.30%
Reduced Documentation	1,125	130,883,269	20.70
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Occupancy Types of the Group I Loans

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Primary Residence	5,677	$574,527,377	90.84%
Non-Owner Occupied	607	54,275,726	8.58
Second Home/Vacation Home	39	3,623,655	0.57
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Single-family detached	5,308	$513,269,565	81.16%
Planned Unit Developments (detached)	297	37,047,366	5.86
Two- to four- family units	291	43,048,214	6.81
Condo Low-Rise (less than 5 stories)	145	15,042,105	2.38
Condo Mid-Rise (5 to 8 stories)	2	67,366	0.01
Condo High-Rise (9 stories or more)	2	473,000	0.07
Manufactured Home	103	6,995,726	1.11
Planned Unit Developments (attached)	82	8,807,131	1.39
Leasehold	1	27,195	0.01
Townhouse (2 to 4 family units)	5	1,205,216	0.19
Townhouse	87	6,443,876	1.02
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Credit Grades of the Group I Loans

Credit Grades	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
A4	2,388	$280,980,185	44.43%
AM	993	79,960,147	12.64
AX	2,182	216,027,373	34.16
B	536	39,849,667	6.30
C	141	10,137,831	1.60
CM	83	5,471,554	0.87
TOTAL	6,323	$632,426,757	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
None	2,494	$192,896,308	30.50%
12 Months	262	40,937,088	6.47
24 Months	337	40,713,960	6.44
36 Months	2,566	292,450,089	46.24
48 Months	11	1,422,384	0.22
60 Months	641	62,565,191	9.89
Other(1)	12	1,441,738	0.23
TOTAL	**6,323**	**$632,426,757**	**100.00%**

(1) Not 0, 12, 24, 36, 48, or 60 months and not more than 60 months.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group I

Loan Number	Aggregate Principal Balance ($)	Mortgage Rate (%)	Net Mortgage Rate (%)*	Original Amortization Term to Maturity (Months)	Remaining Amortization Term to Maturity (Months)	Remaining Term to Maturity for Balloon Loans (Months)	Age (Months)
1	51,263,839.79	9.573	8.651	360	359	179	1
2	56,515,270.19	8.140	6.956	177	176	N/A	1
3	542,220,890.02	7.919	6.634	356	355	N/A	1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP II-A MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cutoff Date Aggregate Principal Balance	$200,685,735.17		
Number of Loans	1,648		
Average Current Loan Balance	$121,775.32	$14,328.75	$322,700.00
[1] Weighted Average Original Loan-to-Value Ratio	81.28%	17.00	95.00%
[1] Weighted Average Mortgage Rate	7.824%	3.875%	12.450%
[1] Weighted Average Net Mortgage Rate	6.049%	3.420%	11.870%
[1] Weighted Average Note Margin	7.708%	1.250%	13.550%
[1] Weighted Average Maximum Mortgage Rate	14.031%	11.150%	19.450%
[1] Weighted Average Minimum Mortgage Rate	7.979%	3.000%	13.550%
[1] Weighted Average Term to Next Rate Adjustment Rate (months)	27	1	37
[1] Weighted Average Remaining Term to Maturity (months)	359	59	360
[1] [2] Weighted Average Credit Score	612	473	800

[1] Weighted Average reflected in Total.
[2] 99.63% of the Group II-A Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	83.24%
	Two to Four Family Units	5.95%
	Planned Unit Development (detached)	4.25%
	Condo Low-Rise (less than 5 stories)	2.97%
	Planned Unit Development (attached)	2.53%
	Townhouse	1.04%
	Condo Mid-Rise (5 to 8 stories)	0.03%
Occupancy Status	Primary Residence	85.66%
	Non-Owner Occupied	13.39%
	Second Home/Vacation Home	0.95%
Geographic Distribution	Minnesota	12.92%
	California	11.33%
	Michigan	8.91%
	Florida	6.34%
	Wisconsin	6.18%
	Illinois	4.85%
	Colorado	4.17%
	North Carolina	3.19%
Number of States (including DC)	50	
Largest Zip Code Concentration	55412	0.63%
Loans with Mortgage Insurance	71.21%	
Loans with Active Prepayment Penalties		81.50%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group II-A Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
499 or less	9	$1,109,044	0.55%
500 – 519	13	1,342,253	0.67
520 - 539	62	5,808,967	2.89
540 - 559	165	19,294,134	9.61
560 - 579	210	23,924,402	11.92
580 - 599	208	25,851,431	12.88
600 - 619	324	41,697,128	20.78
620 - 639	245	31,324,983	15.61
640 - 659	154	19,110,115	9.52
660 - 679	123	15,397,002	7.67
680 - 699	54	6,570,300	3.27
700 - 719	25	3,181,884	1.59
720 - 739	19	2,567,041	1.28
740 - 759	11	1,407,400	0.70
760 or greater	12	1,355,331	0.68
Subtotal with Credit Scores	**1,634**	**$199,941,415**	**99.63%**
Not Available[1]	14	744,321	0.37
TOTAL	**1,648**	**$200,685,735**	**100.00%**

[1] Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group II-A Loans

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
$1 - $100,000	683	$46,891,251	23.37%
$100,001 - $200,000	787	110,405,724	55.01
$200,001 - $300,000	167	39,968,340	19.92
$300,001 - $400,000	11	3,420,420	1.70
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group II-A Loans

Range of Net Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.499%	2	$233,849	0.12%
3.500% - 3.999%	20	3,119,712	1.55
4.000% - 4.499%	78	10,912,209	5.44
4.500% - 4.999%	201	28,921,963	14.41
5.000% - 5.499%	316	42,135,927	21.00
5.500% - 5.999%	280	32,282,399	16.09
6.000% - 6.499%	172	19,892,665	9.91
6.500% - 6.999%	145	16,164,857	8.05
7.000% - 7.499%	128	16,571,479	8.26
7.500% - 7.999%	111	12,240,635	6.10
8.000% - 8.499%	93	10,175,587	5.07
8.500% - 8.999%	58	4,913,238	2.45
9.000% - 9.499%	26	1,961,335	0.98
9.500% - 9.999%	8	603,892	0.30
10.000% - 10.499%	7	353,550	0.18
10.500% - 10.999%	1	83,223	0.04
11.000% - 11.499%	1	55,250	0.03
11.500% - 11.999%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Mortgage Rates of the Group II-A Loans

Range of Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.500% - 3.999%	1	$14,329	0.01%
5.000% - 5.499%	1	136,321	0.07
5.500% - 5.999%	22	4,312,688	2.15
6.000% - 6.499%	47	6,727,664	3.35
6.500% - 6.999%	175	24,850,885	12.38
7.000% - 7.499%	213	29,537,746	14.72
7.500% - 7.999%	446	57,751,575	28.78
8.000% - 8.499%	288	33,114,216	16.50
8.500% - 8.999%	242	26,106,817	13.01
9.000% - 9.499%	119	10,719,472	5.34
9.500% - 9.999%	64	5,406,514	2.69
10.000% - 10.499%	16	1,235,687	0.62
10.500% - 10.999%	9	419,631	0.21
11.000% - 11.499%	1	77,700	0.04
11.500% - 11.999%	3	210,527	0.10
12.000% - 12.499%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group II-A Loans

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
0.01% - 50.00%	49	$4,705,583	2.34%
50.01% - 55.00%	9	925,092	0.46
55.01% - 60.00%	28	2,708,949	1.35
60.01% - 65.00%	49	5,143,237	2.56
65.01% - 70.00%	97	10,914,336	5.44
70.01% - 75.00%	139	17,082,355	8.51
75.01% - 80.00%	512	62,283,342	31.04
80.01% - 85.00%	255	32,799,057	16.34
85.01% - 90.00%	403	50,728,883	25.28
90.01% - 95.00%	107	13,394,901	6.67
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Geographic Distribution of Mortgaged Properties of the Group II-A Loans

State or Territory	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Minnesota	184	$25,921,798	12.92%
California	131	22,747,606	11.33
Michigan	162	17,874,395	8.91
Florida	108	12,730,780	6.34
Wisconsin	119	12,395,495	6.18
Illinois	81	9,735,334	4.85
Colorado	51	8,377,623	4.17
North Carolina	55	6,398,324	3.19
All Other States	757	84,504,380	42.11
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Mortgage Loan Purpose of the Group II-A Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Equity Refinance	1,012	$128,118,647	63.84%
Purchase	536	60,535,612	30.16
Rate/Term Refinance	100	12,031,476	6.00
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Type of the Group II-A Loans

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Full Documentation	1,310	$155,900,217	77.68%
Reduced Documentation	338	44,785,519	22.32
TOTAL	1,648	$200,685,735	100.00%

Occupancy Types of the Group II-A Loans

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Primary Residence	1,382	$171,913,294	85.66%
Non-Owner Occupied	250	26,874,079	13.39
Second Home/Vacation Home	16	1,898,362	0.95
TOTAL	1,648	$200,685,735	100.00%

Mortgaged Property Types of the Group II-A Loans

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Single-family detached	1,401	$167,054,184	83.24%
Two to Four Family Units	97	11,938,994	5.95
Planned Unit Development (detached)	54	8,536,058	4.25
Condo Low-Rise (less than 5 stories)	48	5,954,204	2.97
Planned Unit Development (attached)	31	5,068,786	2.53
Townhouse	16	2,078,693	1.04
Condo Mid-Rise (5 to 8 stories)	1	54,816	0.03
TOTAL	1,648	$200,685,735	100.00%

Credit Grades of the Group II-A Loans

Credit Grades	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
A4	701	$88,988,337	44.34%
AX	401	51,563,324	25.69
AM	269	31,988,498	15.94
B	157	16,310,380	8.13
C	96	9,995,415	4.98
CM	24	1,839,781	0.92
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Prepayment Penalty Terms of the Group II-A Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
None	293	$36,889,253	18.38%
12 Months	76	10,192,946	5.08
24 Months	687	86,726,850	43.22
36 Months	538	61,273,578	30.53
48 Months	3	244,100	0.12
60 Months	45	4,663,300	2.32
Other [1]	6	695,709	0.35
TOTAL	**1,648**	**$200,685,735**	**100.00%**

[1] *Not 0, 12, 24, 36, 48, or 60 months and not more than 60 months.*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margins of the Group II-A Loans

Range of Note Margins	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
1.000% - 1.499%	1	$194,650	0.10%
1.500% - 1.999%	1	14,329	0.01
3.000% - 3.499%	1	96,785	0.05
4.000% - 4.499%	5	988,071	0.49
4.500% - 4.999%	19	3,618,297	1.80
5.000% - 5.499%	15	2,125,119	1.06
5.500% - 5.999%	40	5,544,920	2.76
6.000% - 6.499%	49	6,588,037	3.28
6.500% - 6.999%	246	35,683,926	17.78
7.000% - 7.499%	180	22,747,353	11.33
7.500% - 7.999%	301	37,459,784	18.67
8.000% - 8.499%	320	38,236,409	19.05
8.500% - 8.999%	276	29,079,444	14.49
9.000% - 9.499%	100	9,810,479	4.89
9.500% - 9.999%	47	4,906,829	2.45
10.000% - 10.499%	29	2,255,195	1.12
10.500% - 10.999%	12	897,232	0.45
11.000% - 11.499%	5	374,914	0.19
13.500% - 13.999%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Maximum Mortgage Rates of the Group II-A Loans

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
11.000% - 11.999%	17	$3,546,930	1.77%
12.000% - 12.999%	151	21,228,220	10.58
13.000% - 13.999%	617	82,515,818	41.12
14.000% - 14.999%	563	65,060,644	32.42
15.000% - 15.999%	245	23,653,334	11.79
16.000% - 16.999%	48	4,213,098	2.10
17.000% - 17.999%	5	348,477	0.17
18.000% - 18.999%	1	55,250	0.03
19.000% - 19.999%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Minimum Mortgage of the Group II-A Loans

Range of Minimum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.999%	1	$96,785	0.05%
4.000% - 4.999%	1	128,250	0.06
5.000% - 5.999%	25	4,596,630	2.29
6.000% - 6.999%	154	22,463,096	11.19
7.000% - 7.999%	566	74,915,950	37.33
8.000% - 8.999%	660	75,668,684	37.71
9.000% - 9.999%	186	18,721,359	9.33
10.000% -10.999%	47	3,528,799	1.76
11.000% -11.999%	7	502,218	0.25
13.000% -13.999%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Next Interest Rate Adjustment Dates of the Group II-A Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
May 2003	2	$104,092	0.05%
June 2003	1	42,843	0.02
July 2003	2	327,778	0.16
September 2003	1	77,915	0.04
October 2003	1	39,820	0.02
November 2003	1	103,025	0.05
December 2003	1	76,562	0.04
February 2004	1	217,717	0.11
March 2004	1	138,615	0.07
April 2004	4	558,335	0.28
May 2004	1	110,985	0.06
June 2004	1	67,915	0.03
July 2004	1	108,690	0.05
September 2004	1	54,488	0.03
October 2004	1	148,281	0.07
November 2004	4	316,764	0.16
December 2004	4	763,665	0.38
January 2005	33	4,418,813	2.20
February 2005	57	7,074,810	3.53
March 2005	295	38,182,024	19.03
April 2005	636	78,657,369	39.19
May 2005	111	13,534,797	6.74
June 2005	3	274,382	0.14
September 2005	2	218,621	0.11
October 2005	2	121,052	0.06
November 2005	1	90,605	0.05
December 2005	2	373,977	0.19
January 2006	6	618,161	0.31
February 2006	12	1,176,533	0.59
March 2006	60	6,959,116	3.47
April 2006	305	34,266,299	17.07
May 2006	95	11,461,686	5.71
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP II-B MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cutoff Date Aggregate Principal Balance	$201,035,716.99		
Number of Loans	1,340		
Average Current Loan Balance .	$150,026.65	$21,250.00	$650,000.00
(1) Weighted Average Original Loan-to-Value Ratio	81.96%	13.00%	95.00%
(1) Weighted Average Mortgage Rate	7.959%	5.300%	12.150%
(1) Weighted Average Net Mortgage Rate	6.194%	3.120%	11.570%
(1) Weighted Average Note Margin	7.558%	4.050%	11.733%
(1) Weighted Average Maximum Mortgage Rate	14.285%	11.300%	19.090%
(1) Weighted Average Minimum Mortgage Rate	7.935%	4.625%	12.150%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	26	8	37
(1) Weighted Average Remaining Term to Maturity (months)	360	355	360
(1) (2) Weighted Average Credit Score	611	468	797

(1) Weighted Average reflected in Total.
(2) 99.76% of the Group II-C Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	79.18%
	Planned Unit Developments (detached)	10.21%
	Two to Four Family Units	4.51%
	Condo Low-Rise (less than 5 stories)	2.80%
	Planned Unit Developments (attached)	1.23%
	Manufactured Housing	1.22%
	Townhouse	0.75%
	Leasehold	0.09%
Occupancy Status	Primary Residence	92.58%
	Non-Owner Occupied	5.99%
	Second Home/Vacation Home	1.44%
Geographic Distribution	California	22.17%
	Michigan	7.92%
	Florida	6.56%
	Illinois	5.52%
	Texas	5.35%
	Massachusetts	3.86%
	Georgia	3.77%
	Arizona	3.36%
	North Carolina	3.06%
Number of States	48	
Largest Zip Code Concentration	98024	0.55%
Loans with Mortgage Insurance	69.56%	
Loans with Active Prepayment Penalties		82.03%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group II-B Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
499 or less	12	$1,089,579	0.54%
500 - 519	43	4,839,688	2.41
520 - 539	88	9,049,388	4.50
540 - 559	148	16,639,025	8.28
560 - 579	206	25,936,865	12.90
580 - 599	170	24,266,110	12.07
600 - 619	244	36,869,764	18.34
620 - 639	167	30,085,390	14.97
640 - 659	100	19,985,399	9.94
660 - 679	58	11,857,149	5.90
680 - 699	41	8,679,952	4.32
700 - 719	16	3,388,960	1.69
720 - 739	20	3,830,981	1.91
740 - 759	12	2,454,666	1.22
760 or greater	8	1,577,736	0.78
Subtotal with Credit Scores	**1,333**	**$ 200,550,652**	**99.76%**
Not Available[1]	7	485,065	0.24
TOTAL	**1,340**	**$201,035,717**	**100.00%**

[1] Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group II-B Loans

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
$1 - $100,000	541	$37,371,455	18.59%
$100,001 - $200,000	495	71,994,156	35.81
$200,001 - $300,000	170	41,061,559	20.43
$300,001 - $400,000	108	37,999,903	18.90
$400,001 - $500,000	16	7,145,144	3.55
$500,001 - $600,000	9	4,813,500	2.39
$600,001 - $700,000	1	650,000	0.32
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group II-B Loans

Range of Net Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.499%	13	$3,643,368	1.81%
3.500% - 3.999%	23	6,182,989	3.08
4.000% - 4.499%	34	9,348,518	4.65
4.500% - 4.999%	121	24,189,107	12.03
5.000% - 5.499%	198	35,530,396	17.67
5.500% - 5.999%	180	28,960,828	14.41
6.000% - 6.499%	148	21,960,224	10.92
6.500% - 6.999%	84	13,325,718	6.63
7.000% - 7.499%	158	19,693,064	9.80
7.500% - 7.999%	106	12,291,450	6.11
8.000% - 8.499%	67	6,963,966	3.46
8.500% - 8.999%	71	7,314,902	3.64
9.000% - 9.499%	69	6,748,050	3.36
9.500% - 9.999%	39	2,924,772	1.45
10.000% - 10.499%	14	1,045,834	0.52
10.500% - 10.999%	11	569,332	0.28
11.000% - 11.499%	2	182,000	0.09
11.500% - 11.999%	2	161,200	0.08
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Mortgage Rates of the Group II-B Loans

Range of Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
5.000% - 5.499%	2	$555,592	0.28%
5.500% - 5.999%	46	12,722,312	6.33
6.000% - 6.499%	35	9,477,402	4.71
6.500% - 6.999%	82	21,287,105	10.59
7.000% - 7.499%	158	28,683,615	14.27
7.500% - 7.999%	244	40,837,894	20.31
8.000% - 8.499%	175	23,038,998	11.46
8.500% - 8.999%	167	21,153,248	10.52
9.000% - 9.499%	109	13,903,338	6.92
9.500% - 9.999%	193	19,461,810	9.68
10.000% - 10.499%	66	5,699,705	2.84
10.500% - 10.999%	39	2,835,257	1.41
11.000% - 11.499%	16	834,094	0.41
11.500% - 11.999%	4	277,888	0.14
12.000% - 12.499%	4	267,459	0.13
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group II-B Loans

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
0.01% - 50.00%	30	$2,360,058	1.17%
50.01% - 55.00%	6	382,425	0.19
55.01% - 60.00%	21	2,507,256	1.25
60.01% - 65.00%	41	5,251,437	2.61
65.01% - 70.00%	77	9,133,428	4.54
70.01% - 75.00%	101	12,195,426	6.07
75.01% - 80.00%	437	74,010,822	36.81
80.01% - 85.00%	263	37,324,162	18.57
85.01% - 90.00%	273	41,547,769	20.67
90.01% - 95.00%	91	16,322,935	8.12
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Geographic Distribution of Mortgaged Properties of the Group II-B Loans

State or Territory	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
California	185	$44,569,115	22.17%
Michigan	144	15,922,331	7.92
Florida	98	13,180,299	6.56
Illinois	69	11,087,172	5.52
Texas	74	10,758,143	5.35
Massachusetts	33	7,754,186	3.86
Georgia	45	7,570,300	3.77
Arizona	40	6,748,974	3.36
North Carolina	48	6,146,874	3.06
All Other States	604	77,298,323	38.45
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group II-B Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Equity Refinance	750	$103,789,523	51.63%
Purchase	512	83,666,781	41.62
Rate/Term Refinance	78	13,579,414	6.75
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Mortgage Loan Documentation Type of the Group II-B Loans

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Full Documentation	1,111	$164,788,584	81.97%
Reduced Documentation	229	36,247,133	18.03
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Occupancy Types of the Group II-B Loans

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Primary Residence	1,217	$186,110,026	92.58%
Non-Owner Occupied	111	12,032,408	5.99
Second Home/Vacation Home	12	2,893,283	1.44
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group II-B Loans

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Single-family detached	1,101	$159,187,153	79.18%
Planned Unit Developments (detached)	90	20,532,023	10.21
Two to Four Family Units	58	9,074,536	4.51
Condo Low-Rise (less than 5 stories)	40	5,630,310	2.80
Planned Unit Developments (attached)	10	2,476,263	1.23
Manufactured Housing	29	2,453,135	1.22
Townhouse	11	1,498,548	0.75
Leasehold	1	183,750	0.09
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Credit Grades of the Group II-B Loans

Credit Grades	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
A4	471	$81,674,048	40.63%
AX	299	52,808,347	26.27
AM	256	33,230,528	16.53
B	185	20,944,664	10.42
C	82	7,888,805	3.92
CM	47	4,489,325	2.23
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Prepayment Penalty Terms of the Group II-B Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
None	198	$36,123,611	17.97%
12 Months	74	13,485,809	6.71
24 Months	631	102,461,971	50.97
36 Months	366	42,265,298	21.02
60 Months	63	5,919,025	2.94
Other [1]	8	780,003	0.39
TOTAL	**1,340**	**$201,035,717**	**100.00%**

[1] *Not 0, 12, 24, 36 or 60 months and not more than 60 months.*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margins of the Group II-B Loans

Range of Note Margins	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
4.000% - 4.499%	11	$3,183,392	1.58%
4.500% - 4.999%	26	6,859,976	3.41
5.000% - 5.499%	24	7,281,966	3.62
5.500% - 5.999%	40	9,502,407	4.73
6.000% - 6.499%	46	11,712,941	5.83
6.500% - 6.999%	154	30,128,281	14.99
7.000% - 7.499%	156	24,576,180	12.22
7.500% - 7.999%	202	31,142,530	15.49
8.000% - 8.499%	207	27,756,936	13.81
8.500% - 8.999%	136	16,363,072	8.14
9.000% - 9.499%	178	18,770,700	9.34
9.500% - 9.999%	80	7,671,911	3.82
10.000% - 10.499%	43	3,825,421	1.90
10.500% - 10.999%	28	1,763,542	0.88
11.000% - 11.499%	6	341,863	0.17
11.500% - 11.999%	3	154,600	0.08
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Maximum Mortgage Rates of the Group II-B Loans

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
11.000% - 11.999%	41	$10,961,871	5.45%
12.000% - 12.999%	73	20,369,162	10.13
13.000% - 13.999%	325	57,613,190	28.66
14.000% - 14.999%	381	55,393,131	27.55
15.000% - 15.999%	313	36,499,158	18.16
16.000% - 16.999%	154	15,990,372	7.95
17.000% - 17.999%	48	3,920,123	1.95
18.000% - 18.999%	4	190,709	0.09
19.000% - 19.999%	1	98,000	0.05
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Minimum Mortgage of the Group II-B Loans

Range of Minimum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
4.000% - 4.999%	5	$1,507,200	0.75%
5.000% - 5.999%	56	14,156,620	7.04
6.000% - 6.999%	121	28,847,385	14.35
7.000% - 7.999%	381	66,544,321	33.10
8.000% - 8.999%	355	49,388,643	24.57
9.000% - 9.999%	287	30,063,572	14.95
10.000% -10.999%	110	9,135,044	4.54
11.000% -11.999%	22	1,223,474	0.61
12.000% -12.999%	3	169,459	0.08
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Next Interest Rate Adjustment Dates of the Group II-B Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
December 2003	1	$ 93,954	0.05%
November 2004	1	320,058	0.16
December 2004	2	237,828	0.12
January 2005	9	1,497,037	0.74
February 2005	35	6,004,386	2.99
March 2005	245	39,916,249	19.86
April 2005	625	101,667,927	50.57
May 2005	71	9,811,153	4.88
November 2005	1	195,259	0.10
January 2006	1	267,398	0.13
February 2006	3	584,660	0.29
March 2006	54	6,043,747	3.01
April 2006	242	29,181,886	14.52
May 2006	50	5,214,175	2.59
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group II-A

Loan Number	Aggregate Principal Balance ($)	Mortgage Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Age (Months)	Gross Margin (%)	Months to Next Rate Adjustment Date	Months Between Rate Adjustment Dates	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Lifetime Minimum Rate (%)	Lifetime Maximum Rate (%)
II-A-1	163,926,083.38	7.808	6.063	360	359	1	7.496	23	6	2.882	1.108	7.870	14.082
II-A-2	86,073,916.62	7.855	6.022	360	360	0	8.112	34	6	2.952	1.024	8.187	13.935

Loan Group II-B

Loan Number	Aggregate Principal Balance ($)	Mortgage Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Age (Months)	Gross Margin (%)	Months to Next Rate Adjustment Date	Months Between Rate Adjustment Dates	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Lifetime Minimum Rate (%)	Lifetime Maximum Rate (%)
II-B-1	148,966,006.11	7.803	6.062	360	360	0	7.386	24	6	2.900	1.143	7.792	14.152
II-B-2	51,033,993.89	8.414	6.581	360	360	0	8.058	34	6	2.904	1.082	8.353	14.672

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP III MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cutoff Date Aggregate Principal Balance	$200,782,811.93		
Number of Loans	1,638		
Average Current Loan Balance	$122,578.03	$18,000.00	$320,000.00
[1] Weighted Average Original Loan-to-Value Ratio	81.31%	16.00%	95.00%
[1] Weighted Average Mortgage Rate	7.788%	4.950%	9.379%
[1] Weighted Average Net Mortgage Rate	6.071%	3.245%	8.878%
[1] Weighted Average Note Margin	7.325%	3.850%	10.150%
[1] Weighted Average Maximum Mortgage Rate	14.071%	10.950%	16.375%
[1] Weighted Average Minimum Mortgage Rate	7.744%	4.375%	10.150%
[1] Weighted Average Term to Next Rate Adjustment Rate (months)	27	19	37
[1] Weighted Average Remaining Term to Maturity (months)	360	355	360
[1] [2] Weighted Average Credit Score	609	453	784

[1] Weighted Average reflected in Total.
[2] 99.84% of the Group II-B Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	82.44%
	Planned Unit Development (detached)	6.81%
	Two to Four Family Units	5.11%
	Condo Low-Rise (less than 5 stories)	2.98%
	Planned Unit Development (attached)	1.75%
	Townhouse	0.90%
Occupancy Status	Primary Residence	92.99%
	Non-Owner Occupied	6.66%
	Second Home/Vacation Home	0.34%
Geographic Distribution	California	10.76%
	Florida	7.87%
	Texas	5.96%
	Michigan	5.28%
	Massachusetts	5.18%
	Illinois	4.62%
	Ohio	4.25%
	Minnesota	3.62%
	Arizona	3.33%
	Georgia	3.19%
Number of States	47	
Largest Zip Code Concentration	02301	0.35%
Loans with Mortgage Insurance	65.85%	
Loans with Active Prepayment Penalties		85.25%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group III Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
499 or less	6	$639,947	0.32%
500 - 519	23	2,960,961	1.47
520 - 539	83	9,183,613	4.57
540 - 559	139	16,587,387	8.26
560 - 579	231	26,129,587	13.01
580 - 599	234	29,352,952	14.62
600 - 619	312	38,807,245	19.33
620 - 639	245	30,406,356	15.14
640 - 659	154	20,288,018	10.10
660 - 679	84	10,016,567	4.99
680 - 699	47	6,938,294	3.46
700 - 719	40	5,119,983	2.55
720 - 739	16	1,768,351	0.88
740 - 759	8	885,816	0.44
760 or greater	12	1,385,734	0.69
Subtotal with Credit Scores	**1,634**	**$200,470,812**	**99.84%**
Not Available[(1)]	4	312,000.00	0.16
TOTAL	**1,638**	**$200,782,812**	**100.00%**

[(1)] Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group III Loans

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
$1 - $100,000	697	$51,447,584	25.62%
$100,001 - $200,000	760	105,174,127	52.38
$200,001 - $300,000	169	40,470,824	20.16
$300,001 - $400,000	12	3,690,276	1.84
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Net Mortgage Rates of the Group III Loans

Range of Net Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.499%	13	$1,851,215	0.92%
3.500% - 3.999%	50	6,986,387	3.48
4.000% - 4.499%	120	18,013,239	8.97
4.500% - 4.999%	153	21,096,306	10.51
5.000% - 5.499%	180	23,490,347	11.70
5.500% - 5.999%	225	27,084,835	13.49
6.000% - 6.499%	253	30,372,445	15.13
6.500% - 6.999%	230	25,535,719	12.72
7.000% - 7.499%	117	13,856,093	6.90
7.500% - 7.999%	96	11,443,939	5.70
8.000% - 8.499%	140	14,548,176	7.25
8.500% - 8.999%	61	6,504,112	3.24
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Mortgage Rates of the Group III Loans

Range of Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
4.500% - 4.999%	1	$248,000	0.12%
5.000% - 5.499%	3	558,400	0.28
5.500% - 5.999%	49	7,466,540	3.72
6.000% - 6.499%	72	10,181,790	5.07
6.500% - 6.999%	229	33,119,059	16.49
7.000% - 7.499%	165	22,287,875	11.10
7.500% - 7.999%	302	37,750,373	18.80
8.000% - 8.499%	265	30,635,427	15.26
8.500% - 8.999%	350	38,525,636	19.19
9.000% - 9.499%	202	20,009,712	9.97
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group III Loans

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
0.01% - 50.00%	37	$3,483,727	1.74%
50.01% - 55.00%	17	2,189,065	1.09
55.01% - 60.00%	43	5,115,535	2.55
60.01% - 65.00%	36	4,471,338	2.23
65.01% - 70.00%	69	8,149,370	4.06
70.01% - 75.00%	129	17,055,668	8.49
75.01% - 80.00%	554	64,058,251	31.90
80.01% - 85.00%	297	36,743,688	18.30
85.01% - 90.00%	317	40,734,867	20.29
90.01% - 95.00%	139	18,781,304	9.35
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Geographic Distribution of Mortgaged Properties of the Group III Loans

State or Territory	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
California	126	$21,610,825	10.76%
Florida	146	15,806,816	7.87
Texas	115	11,966,875	5.96
Michigan	102	10,607,248	5.28
Massachusetts	55	10,392,975	5.18
Illinois	71	9,274,874	4.62
Ohio	87	8,529,174	4.25
Minnesota	53	7,275,291	3.62
Arizona	53	6,680,147	3.33
Georgia	47	6,399,785	3.19
All Other States	783	92,238,801	45.94
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group III Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Equity Refinance	1,020	$132,712,001	66.10%
Purchase	545	58,440,454	29.11
Rate/Term Refinance	73	9,630,357	4.80
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Mortgage Loan Documentation Type of the Group III Loans

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Full Documentation	1,411	$169,841,602	84.59%
Reduced Documentation	227	30,941,210	15.41
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Occupancy Types of the Group III Loans

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Primary Residence	1,501	$186,717,775	92.99%
Non-Owner Occupied	131	13,381,999	6.66
Second Home/Vacation Home	6	683,038	0.34
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group III Loans

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Single-family detached	1,378	$165,532,770	82.44%
Planned Unit Development (detached)	91	13,667,971	6.81
Two to Four Family Units	70	10,260,523	5.11
Condo Low-Rise (less than 5 stories)	54	5,983,564	2.98
Planned Unit Development (attached)	24	3,522,826	1.75
Townhouse	21	1,815,158	0.90
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Credit Grades of the Group III Loans

Credit Grades	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
A4	592	$73,959,736	36.84%
AX	464	58,656,361	29.21
AM	320	38,030,480	18.94
B	176	20,181,966	10.05
C	72	8,105,520	4.04
CM	14	1,848,748	0.92
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Prepayment Penalty Terms of the Group III Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
None	216	$29,624,685	14.75%
12 Months	83	12,572,955	6.26
24 Months	808	100,352,358	49.98
36 Months	509	56,002,702	27.89
60 Months	13	1,547,812	0.77
Other (1)	9	682,300	0.34
TOTAL	**1,638**	**$200,782,812**	**100.00%**

(1) *Not 0, 12, 24, 36, or 60 months and not more than 60 months.*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margins of the Group III Loans

Range of Note Margins	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.500% - 3.999%	1	$248,000	0.12%
4.000% - 4.499%	7	1,519,400	0.76
4.500% - 4.999%	32	4,224,736	2.10
5.000% - 5.499%	56	7,606,996	3.79
5.500% - 5.999%	81	12,703,015	6.33
6.000% - 6.499%	129	18,220,060	9.07
6.500% - 6.999%	203	26,383,024	13.14
7.000% - 7.499%	245	30,827,799	15.35
7.500% - 7.999%	280	33,190,767	16.53
8.000% - 8.499%	327	36,580,280	18.22
8.500% - 8.999%	232	24,600,735	12.25
9.000% - 9.499%	33	3,466,833	1.73
9.500% - 9.999%	9	753,167	0.38
10.000% - 10.499%	3	458,000	0.23
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Maximum Mortgage Rates of the Group III Loans

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
10.000% - 10.999%	1	$248,000	0.12%
11.000% - 11.999%	44	6,862,340	3.42
12.000% - 12.999%	215	31,240,994	15.56
13.000% - 13.999%	414	57,349,941	28.56
14.000% - 14.999%	584	65,537,795	32.64
15.000% - 15.999%	303	32,015,765	15.95
16.000% - 16.999%	77	7,527,977	3.75
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Minimum Mortgage of the Group III Loans

Range of Minimum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
4.000% - 4.999%	15	$1,911,917	0.95%
5.000% - 5.999%	69	10,304,809	5.13
6.000% - 6.999%	266	37,396,738	18.63
7.000% - 7.999%	488	62,868,369	31.31
8.000% - 8.999%	610	69,463,773	34.60
9.000% - 9.999%	187	18,379,206	9.15
10.000% -10.999%	3	458,000	0.23
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Next Interest Rate Adjustment Dates of the Group III Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
November 2004	1	$67,801	0.03%
January 2005	8	1,363,491	0.68
February 2005	18	2,325,864	1.16
March 2005	161	20,050,915	9.99
April 2005	960	119,759,840	59.65
May 2005	26	3,149,418	1.57
January 2006	2	219,488	0.11
February 2006	9	1,119,816	0.56
March 2006	84	9,999,494	4.98
April 2006	365	42,330,335	21.08
May 2006	4	396,350	0.20
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group III

Loan Number	Aggregate Principal Balance ($)	Mortgage Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Age (Months)	Gross Margin (%)	Months to Next Rate Adjustment Date	Months Between Rate Adjustment Dates	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Lifetime Minimum Rate (%)	Lifetime Maximum Rate (%)
III-1	143,008,169.40	7.696	6.053	360	360	0	7.234	24	6	2.843	1.109	7.693	14.012
III-2	56,991,830.60	8.019	6.116	360	360	0	7.552	35	6	2.934	1.081	7.873	14.220

GMAC RFC

New Issue Computational Materials

$1,300,000,000 *(Approximate)*

RASC Series 2003-KS4 Trust
Issuer

Residential Asset Securities Corporation
Depositor

Residential Funding Corporation
Master Servicer

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2003-KS4

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

May 13, 2003 (Part I)

Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

Residential Asset Securities Corporation

RASC Series 2003-KS4 Trust

Computational Materials: Preliminary Term Sheet *(Page 1)*

$1,300,000,000 *(Approximate)*

The Class A Certificates (a), (b), (c)

Class	Description	Original Principal Balance ($)	Coupon	WAL to 10% Call (yrs)	Principal Lockout/ Window (months)	Expected Final Distribution Date	Final Scheduled Maturity Date	Ratings (Moody's/S&P)
A-I-1	Floater, Sequential	$228,041,000	(d)	**1.00**	0 / 22	3/25/05	12/25/20	Aaa / AAA
A-I-2	Fixed, Sequential	38,207,000	(e)	**2.00**	21 / 5	7/25/05	2/25/23	Aaa / AAA
A-I-3	Fixed, Sequential	136,457,000	(e)	**3.00**	25 / 26	8/25/07	8/25/29	Aaa / AAA
A-I-4	Fixed, Sequential	47,105,000	(e)	**5.00**	50 / 22	5/25/09	3/25/31	Aaa / AAA
A-I-5	Fixed, Sequential	60,440,000	(e)(i)	**8.05**	71 / 33	1/25/12	5/25/33	Aaa / AAA
A-I-6	Fixed, NAS	65,000,000	(e)(j)	**6.50**	36 / 68	1/25/12	5/25/33	Aaa / AAA
A-I-IO	Fixed, NAS IO	(g)	(h)	**0.80 (k)**	0 / 30	11/25/05	11/25/05	Aaa / AAA
A-II-A	Floater Conforming	250,000,000	(f)(i)	**2.52**	0 / 69	2/25/09	5/25/33	Aaa / AAA (l)
A-II-B	Floater, Pass Thru	200,000,000	(f)(i)	**2.57**	0 / 69	2/25/09	5/25/33	Aaa / AAA (l)
A-III	Floater, SMMEA	200,000,000	(f)(i)	**2.57**	0 / 69	2/25/09	5/25/33	Aaa / AAA (l)
M-I-1	Fixed, Mezzanine	34,125,000	(e)(i)	**5.75**	36 / 68	1/25/12	5/25/33	Aa2 / AA
M-I-2	Fixed, Mezzanine	24,375,000	(e)(i)	**5.75**	36 / 68	1/25/12	5/25/33	A2 / A+
M-I-3	Fixed, Mezzanine	16,250,000	(e)(i)	**5.67**	36 / 68	1/25/12	5/25/33	Baa2 / BBB+

Notes:

(a) Loan Group I: 23% HEP (i.e., 2.3% CPR in month one, increasing to 23% CPR by month ten, and remaining constant at 23% CPR thereafter).
Loan Group II and Loan Group III: 100% Prepayment Assumption (100% PPC): 2% in month one; ramping to 30% CPR by month twelve, and remaining at 30% CPR until month 22; from month 23 to month 27, 50% CPR; and from month 28 and thereafter, 35% CPR.

(b) The transaction will be priced to a 10% clean-up call.

(c) The principal balance of each class of Certificates is subject to a 5% variance.

(d) The pass-through rate will be equal to the lesser of (a) one month LIBOR plus the related margin and (b) the weighted average of the net mortgage rates of the mortgage loans in Loan Group I, adjusted for the interest payable on the Class A-I-IO Certificates and adjusted to an actual over 360-day rate.

(e) The pass-through rate will be equal to the lesser of (a) the fixed rate per annum and (b) the weighted average of the net mortgage rates of the mortgage loans in Loan Group I, adjusted for the interest payable on the Class A-I-IO Certificates.

(f) The pass-through rate will be equal to the lesser of (a) a per annum rate equal to one-month LIBOR plus the related margin and (b) with respect to the Class A-II-A and Class A-II-B Certificates, the weighted average of the net mortgage rates of the related mortgage loans in Loan Group II, and with respect to the Class A-III Certificates, the weighted average of the net mortgage rates of the mortgage loans in Loan Group III, in each case, adjusted to an actual over 360-day rate. The related margin for Class A-II-A is []%, Class A-II-B is []%, and Class A-III is []%. The holders of the Class A-II Certificates and Class A-III will also be entitled to payments under the Yield Maintenance Agreement (as described herein).

(g) The Class A-I-IO Certificates will not have a principal balance. For the purposes of calculating interest payments, interest will accrue on a Notional Amount from the June 25, 2003 Distribution Date through the November 25, 2005 Distribution Date; and thereafter, $0. For the purpose of calculating interest payments, interest will accrue at the lesser of (i) the notional amount equal to the amounts set forth on the schedule of notional amount set forth herein and (ii) the ending mortgage balance in Loan Group I.

(h) The pass-through rate for the Class A-I-IO Certificates on each Distribution Date will be equal to [3.50]% per annum. The Class A-I-IO Certificates will only be entitled to interest for the first 30 Distribution Dates.

(i) If the 10% clean-up call is not exercised, the pass-through rate applicable to the Class A-I-5 Certificates, the Class M-I-1 Certificates, the Class M-I-2 Certificates and the Class M-I-3 Certificates will increase by 0.50% on the second Distribution Date after the related Optional Call Date. Likewise, the related margin on to the Class A-II-A Certificates, the Class A-II-B Certificates and the Class A-III Certificates will double on the second Distribution Date after the related Optional Call Date.

(j) Principal Lockout Bond.

(k) Duration

(l) Principal and interest distributions on the Class A-II and Class A-III Certificates will be guaranteed by Ambac Assurance Corporation, as described herein.

Issuer: RASC Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2003-KS4 Trust.

Offered Certificates: Class A-I-1 Certificates, Class A-I-2 Certificates, Class A-I-3 Certificates, Class A-I-4 Certificates, Class A-I-5 Certificates, Class A-I-6 Certificates and Class A-I-IO Certificates (the "Class A-I Certificates"); Class A-II-A Certificates and Class A-II-B Certificates (the "Class A-II Certificates"); and Class A-III Certificates (the "Class A-III Certificates"). The Class A-I Certificates, Class A-II Certificates and Class A-III Certificates are referred herein as the "Class A Certificates."

Class M-I-1 Certificates, Class M-I-2 Certificates, and Class M-I-3 Certificates (the "Class M-I Certificates" or the "Class M Certificates").

The Class A Certificates and the Class M Certificates are referred herein as the "Offered Certificates."

Depositor: Residential Asset Securities Corporation, as affiliate of Residential Funding Corporation.

Master Servicer: Residential Funding Corporation ("RFC").

Sub-Servicer: HomeComings Financial Network, Inc., a wholly-owned subsidiary of RFC, will provide primary servicing on approximately [83.70]% of the mortgage loans in Loan Group I, [90.75]% of the Mortgage Loans in Loan Group II, and [89.90]% of the mortgage loans in Loan Group III

Trustee: JP Morgan Chase Bank.

Class A-II Certificate and Class A-III Certificate Insurer: Ambac Assurance Corporation ("Ambac").

Underwriters:

Co- Lead Managers: Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.

Co-Managers: Residential Funding Securities Corporation
Deutsche Bank Securities Inc.

Mortgage Insurance Provider: Mortgage Guaranty Insurance Corporation ("MGIC").

Statistical Calculation Date: As of April 1, 2003.

Cut-off Date: As of May 1, 2003.

Closing Date: On or about May 29, 2003.

Optional Termination: The Master Servicer may, at its option, effect an early redemption or termination of the Class A-I and Class M-I Certificates on the first Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans in Loan Group I declines to less than 10% of the aggregate principal balance of the Mortgage Loans in Loan Group I as of the cut-off date, after giving effect to principal payments on such Distribution Date (an "Optional Call Date"). The Master Servicer may, at its option, effect an early redemption or termination of the Class A-II and Class A-III Certificates on the first Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans in Loan Group II and Loan Group III declines to less than 10% of the aggregate principal balance of the Mortgage Loans in Loan Group II and Loan Group III as of the cut-off date, after giving effect to principal payments on such Distribution Date (an "Optional Call Date").

Form of Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Minimum Denominations:	The Class A-I Certificates, the Class A-II Certificates, the Class A-III Certificates and the Class M-I-1 Certificates will be offered in minimum denominations of $25,000 and integral increments of $1 in excess thereof. The Class M-I-2 Certificates and the Class M-I-3 Certificates will be offered in minimum denominations of $250,000 and integral increments of $1 in excess thereof.
Tax Status:	The Trust will be established as one or more REMICs for tax purposes.
ERISA Eligibility:	The Class A Certificates may be eligible for purchase by employee benefit plans that are subject to ERISA. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Offered Certificates.
SMMEA Treatment:	The Class A-III Certificates will, and the Class A-I and Class A-II Certificates will not, constitute "mortgage related securities" for purposes of SMMEA.
The Assets of the Trust:	The certificates will evidence the entire beneficial ownership interest in the trust. The trust will consist of: (a) adjustable-rate and fixed-rate, subprime mortgage loans secured with primarily first liens on one- to four-family residential properties; (b) the assets as from time to time are identified as deposited in respect of the mortgage loans in the custodial account and in the certificate account and belonging to the trust; (c) property acquired by foreclosure of the mortgage loans or deed in lieu of foreclosure; and (d) the Mortgage Insurance Policy (as described herein), and any other insurance policies; (e) the Ambac Insurance Policy (as described herein); (f) the Yield Maintenance Agreement (as described herein) and (g) all proceeds of the foregoing. There will be three loan groups: Loan Group I, which will relate to the Class A-I Certificates and the Class M-I Certificates, Loan Group II, which will relate to the Class A-II Certificates and Loan Group III, which will relate to the Class A-III Certificates. Only the Class A-II Certificates and the Class A-III Certificates will have the benefit of the Ambac Insurance Policy and the Yield Maintenance Agreement.

Mortgage Loans: The Mortgage Loans will be divided into Loan Group I, Loan Group II, and Loan Group III. Loan Group I will consist of fixed-rate, subprime home equity loans secured by first liens ([95.02]%) and second liens ([4.98]%) on mortgaged properties. Loan Group II and Loan Group III will consist of adjustable-rate, subprime home equity loans secured by first liens on mortgaged properties.

Loan Group II will be subdivided into two groups referred to as Loan Group II-A and Loan Group II-B. Loan Group II-A will consist of adjustable-rate Mortgage Loans having principal balances at origination of no more than $322,700 if a single family property (or $484,050 if the property is located in Hawaii or Alaska), $413,100 if a two-family property (or $619,650 if the property is located in Hawaii or Alaska), $499,300 if a three family property (or $748,950 if the property is located in Hawaii or Alaska), or $620,500 if a four-family property (or $930,750 if the property is located in Hawaii or Alaska). Loan Group II-B and Loan Group III will consist of adjustable-rate Mortgage Loans that had principal balances at origination that may or may not conform to the criteria specified above for Mortgage Loans included in Loan Group II-A.

Mortgage Insurance Policy: The depositor will acquire a mortgage insurance policy for certain first lien mortgage loans with LTV ratios in excess of 50%. The insured mortgage loans are called the "Covered Mortgage Loans". Approximately [59.80]%, [69.05]%, and [65.75]% of the aggregate principal balance of the mortgage loans in Loan Group I, Loan Group II and Loan Group III, respectively, will be Covered Mortgage Loans as of the Statistical Calculation Date. The Mortgage Insurance Policy for the Covered Mortgage Loans will be issued by MGIC (the "Mortgage Insurer"). The Mortgage Insurance Policy will be subject to certain limitations as described in the prospectus supplement.

Ambac Insurance Policy: Ambac Assurance Corporation (the "Certificate Insurer") will unconditionally and irrevocably guarantee: (a) interest on the Class A-II and Class A-III Certificates at the related Pass-Through Rates, (b) the amount of any losses applied to the Class A-II and Class A-III Certificates not covered by excess cash flow or overcollateralization, and (c) the payment of principal on the Class A-II and Class A-III Certificates by no later than the May 2033 Distribution Date. The Ambac Insurance Policy is not revocable for any reason. The Certificate Insurer will not guaranty the payment of Basis Risk Shortfalls or net Prepayment Interest Shortfalls.

Distribution Dates: Distribution of principal and interest on the Offered Certificates will be made on the 25th day of each month, or if such day is not a business day, the first business day thereafter, beginning in June 2003.

Day Count: For the Class A-I Certificates (other than the Class A-I-1 Certificates), and the Class M-I Certificates: 30/360. For Class A-I-1 Certificates, Class A-II Certificates and Class A-III Certificates: Actual/360.

Payment Delay: For the Class A-I Certificates (other than the Class A-I-1 Certificates), and the Class M-I Certificates: 24 days. For Class A-I-1 Certificates, Class A-II Certificates and Class A-III Certificates: 0 days.

Interest Accrual: With respect to any Distribution Date and the Class A-I Certificates (other than the Class A-I-1 Certificates) and the Class M-I Certificates, the prior calendar month. With respect to any Distribution Date and the Class A-I-1 Certificates, the Class A-II Certificates, and the Class A-III Certificates (i) for the Distribution Date in June 2003, the period commencing on the closing date and ending on the day preceding the Distribution Date in June 2003, and (ii) for any Distribution Date after the Distribution Date in June 2003, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date.

The coupon on the Class A-I-1, Class A-II and Class A-III Certificates will be equal to One-Month LIBOR plus the related margin (the "Formula Rate"), subject to the related loan group Net WAC Cap.

Coupon Step Up: The pass-through rate applicable to the Class A-I-5, Class M-I-1, M-I-2 and M-I-3 Certificates will increase by 0.50% on the second Distribution Date after the Optional Call Date.

The related margin on each class of Class A-II and Class A-III Certificates will double on the second Distribution Date after the Optional Call Date.

Expense Fee Rate: With respect to any mortgage loan, the sum of: (i) the rates at which the master servicing and subservicing fees are paid, (ii) with respect to the Group II Loans and the Group III Loans, the product of (1) the premium rate paid to Ambac, and (2) a fraction, the numerator which is the certificate principal balance of the Class A-II or Class A-III Certificates, as applicable, and the denominator which is the aggregate principal balance of the Loan Group II or Loan Group III Mortgage Loans, as applicable, and (iii) for the Covered Mortgage Loans as of the end of the related due period, the applicable premium rate for the Mortgage Insurance Policy.

Advancing: Prior to each Distribution Date, the master servicer is required to make advances, out of its own funds, with respect to any payments of principal or interest, net of the related servicing fee, that were due on the mortgage loans during the related due period and not received as of the last business day next preceding the related determination date. The master servicer will advance funds only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.

Eligible Master Servicing Compensation: For each loan group and on any Distribution Date, the Master Servicer will be required to cover prepayment interest shortfalls in full up to either the lesser of (a) one twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date and (b) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date.

Yield Maintenance Agreements:

The holders of each class of Class A-II and Class A-III Certificates will benefit from a series of interest rate cap payments from a AAA/Aaa-rated (S&P/Moody's) interest rate cap provider, pursuant to the three yield maintenance agreements. The Yield Maintenance Agreements are intended to partially mitigate the interest rate risk that could result on the Class A-II and Class A-III Certificates from the difference between the related Formula Rate on the related Class A-II Certificates and the related Group II Net WAC Cap Rate or on the Class A-III Certificates from the difference between the Formula Rate on the Class A-III Certificates and the Group III Net WAC Cap Rate (the "Yield Maintenance Agreement") for the first 24 Distribution Dates.

On each Distribution Date, payments under each Yield Maintenance Agreement will be made based on (x) a notional amount equal to the lesser of (a) the scheduled principal balance of the related Class A-II and Class A-III Certificate calculated as of the issuance date and based on the pricing speed assumption of 100% PPC and (b) the actual principal balance of the related Class A-II and Class A-III Certificates and (y) the positive excess of One-Month LIBOR over the related Monthly Strike Rate (as set forth below). Such payments will be capped at their maximum amount when One-Month LIBOR equals or exceeds 7.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in May 2005.

Distribution Date	Class A-II-A Monthly Strike Rate (%)	Class A-II-B Monthly Strike Rate (%)	Class A-III Monthly Strike Rate (%)
6/25/03	6.60	6.76	6.62
7/25/03	5.94	6.08	5.96
8/25/03	5.75	5.89	5.77
9/25/03	5.75	5.89	5.77
10/25/03	5.94	6.08	5.96
11/25/03	5.75	5.89	5.77
12/25/03	5.94	6.08	5.96
1/25/04	5.75	5.89	5.77
2/25/04	5.75	5.89	5.77
3/25/04	6.14	6.29	6.17
4/25/04	5.75	5.89	5.77
5/25/04	5.94	6.08	5.96
6/25/04	5.75	5.89	5.77
7/25/04	5.94	6.08	5.96
8/25/04	5.75	5.89	5.77
9/25/04	5.75	5.89	5.77
10/25/04	5.94	6.08	5.96
11/25/04	5.75	5.89	5.77
12/25/04	5.94	6.08	5.96
1/25/05	5.75	5.89	5.77
2/25/05	5.75	5.89	5.77
3/25/05	6.36	6.52	6.39
4/25/05	5.75	5.89	5.77
5/25/05	6.54	6.08	5.96

Group I Net WAC Cap: The pass-through rate of each class of Class A-I Certificates (other than the Class A-I-1 Certificates and the Class A-I-IO Certificates) and Class M-I Certificates will be subject to a cap equal to (x) the weighted average of the mortgage rates (net of the Expense Fee Rate) on the Loan Group I Mortgage Loans as of the due date immediately preceding the related due period minus (y) the product of (i) the pass-through rate on the Class A-I-IO Certificates and (ii) a fraction, the numerator of which is the notional amount of the Class A-I-IO Certificates and the denominator of which is the aggregate principal balance of the Loan Group I Mortgage Loans.

Class A-I-1 Net WAC Cap: The pass-through rate of the Class A-I-1 Certificates may be subject to a cap equal to the product of (x) the Group I Net WAC Cap and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

Group I Net WAC Cap Shortfall: If on any Distribution Date the pass-through rate on any Class of Class A-I or Class M-1 Certificates is limited to the Group I Net WAC Cap or Class A-I-1 Net WAC Cap, as applicable, the resulting shortfall will carry forward with interest thereon.

Group I Net WAC Cap Carry-Forward Amount: With respect to the related Class A-I Certificates (other than the Class A-I-IO Certificates) and any Distribution Date, an amount equal to any related unpaid Group I Net WAC Cap Shortfall for that class of certificates from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate. No such carryover will be paid once the Class A-I and Class M-I Certificate principal balance has been reduced to zero.

Group II Net WAC Cap: The pass-through rates of the Class A-II Certificates with respect to each Distribution Date will be a per annum rate equal to the lesser of (x) one-month LIBOR plus the applicable margin and (y) the product of (i) weighted average of the mortgage rates (net of the Expense Fee Rate) on the mortgage loans in the related Loan Group II subgroup as of the due date immediately preceding the related due period and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period. The rate cap described in clause (y) above is referred to as the related Group II Net WAC Cap. Loan Group II-A and Loan Group II-B will each have a separate Group II Net WAC Cap.

Group II Basis Risk Shortfall: If on any Distribution Date the pass-through rate on either Class of Class A-II Certificates is limited to the related Group II Net WAC Cap, the resulting shortfall will carry forward with interest thereon, provided, however, that the amount of the shortfall will not exceed the excess of the related Group II Maximum Lifetime Rate Cap over the related Group II Net WAC Cap. The related Group II Maximum Lifetime Rate Cap will equal the weighted average of the maximum mortgage rates (net of the Expense Fee Rate) on the related Loan Group II Mortgage Loans as of the due date immediately preceding the related due period. Such reimbursement will only come from interest on the Mortgage Loans and will be paid as described under Excess Cash Flow Distributions. No such carryover will be paid once the related Class A-II Certificate principal balance has been reduced to zero.

Group III Net WAC Cap:

The pass-through rate of the Class A-III Certificates with respect to each Distribution Date will be a per annum rate equal to the lesser of (x) one-month LIBOR plus the applicable margin and (y) the product of (i) weighted average of the mortgage rates (net of the Expense Fee Rate) on the mortgage loans in Loan Group III as of the due date immediately preceding the related due period and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period. The rate cap described in clause (y) above is referred to as the Group III Net WAC Cap.

Group III Basis Risk Shortfall:

If on any Distribution Date the pass-through rate on the Class A-III Certificates is limited to the Group III Net WAC Cap, the resulting shortfall will carry forward with interest thereon, provided, however, that the amount of the shortfall will not exceed the excess of the Group III Maximum Lifetime Rate Cap over the Group III Net WAC Cap. The Group III Maximum Lifetime Rate Cap will equal the weighted average of the maximum mortgage rates (net of the Expense Fee Rate) on the Loan Group III Mortgage Loans and will be paid as described under Excess Cash Flow Distributions. No such carryover will be paid once the Class A-III Certificate principal balance has been reduced to zero.

Basis Risk Shortfall Carry-Forward Amount:

With respect to the related Class A-II and Class A-III Certificates and any Distribution Date, an amount equal to any related unpaid Group II and Group III Basis Risk Shortfalls, as applicable, from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate.

Notional Amount: For each Distribution Date, the notional amount for the Class A-I-IO Certificates will be as follows:

Distribution Date	Notional Amount
25-Jun-03	$116,000,000.00
25-Jul-03	107,000,000.00
25-Aug-03	99,000,000.00
25-Sep-03	92,000,000.00
25-Oct-03	85,000,000.00
25-Nov-03	79,000,000.00
25-Dec-03	73,000,000.00
25-Jan-04	67,000,000.00
25-Feb-04	62,000,000.00
25-Mar-04	57,000,000.00
25-Apr-04	54,000,000.00
25-May-04	49,000,000.00
25-Jun-04	45,000,000.00
25-Jul-04	42,000,000.00
25-Aug-04	39,000,000.00
25-Sep-04	36,000,000.00
25-Oct-04	33,000,000.00
25-Nov-04	31,000,000.00
25-Dec-04	28,000,000.00
25-Jan-05	26,000,000.00
25-Feb-05	25,000,000.00
25-Mar-05	22,000,000.00
25-Apr-05	21,000,000.00
25-May-05	19,000,000.00
25-Jun-05	18,000,000.00
25-Jul-05	16,000,000.00
25-Aug-05	15,000,000.00
25-Sep-05	14,000,000.00
25-Oct-05	13,000,000.00
25-Nov-05	12,000,000.00
25-Dec-05	0

Priority of Payments:

On each Distribution Date, principal and interest collections will be allocated in the following order of priority:

Interest Distributions

I. On each Distribution Date, Interest Distributions to the Class A-I and Class M-I certificateholders will be made from the available amount (after payment of the Expense Fee Rate)) from Loan Group I as follows:

(i) to the holders of the Class A-I Certificates accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow;

(ii) to the Class M-I-1 Certificates, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow;

(iii) to the Class M-I-2 Certificates, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow; and

(iv) to the Class M-I-3 Certificates, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow.

II. On each Distribution Date, Interest Distributions to the Class A-II certificateholders will be made from the available amount (after payment of the Expense Fee Rate) from Loan Group II as follows:

(i) to the Class A-II-A Certificates from the Loan Group II-A Interest Remittance Amount, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow and to the Class A-II-B Certificates from the Loan Group II-B Interest Remittance Amount, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow;

(ii) to the extent not covered by clause (i) above and after taking into account all payments with respect thereto, to the Class A-II-A Certificates from the Loan Group II-B Interest Remittance Amount, accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow and to the Class A-II-B Certificates from the Group II-A Interest Remittance Amount, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow;

(iii) to the extent not covered by clauses (i) and (ii) above and after taking into account all payments with respect thereto, to the Class A-II-A Certificates from the Principal Remittance Amount related to Loan Group II-A, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or excess Cash Flow, and to the Class A-II-B Certificates from the Principal Remittance Amount related to Loan Group II-B, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow; and

(iv) to the extent not covered by clauses (i), (ii) and (iii) above and after taking into account all payments with respect thereto, to the Class A-II-A Certificates form the Principal Remittance Amount related to Loan Group II-B, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow, and to the Class A-II-B Certificates from the Principal Remittance Amount related to Loan Group II-A, accrued and unpaid interest, less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow.

III. On each Distribution Date, interest distributions to the Class A-III certificateholders will be made from the available amount (after payment of the Expense Fee Rate) from Loan Group III in an amount equal to accrued and unpaid interest less prepayment interest shortfalls not covered by compensating interest or Excess Cash Flow.

Principal Distributions

Loan Group I
For each Distribution Date, the Principal Distribution Amount, with respect to Loan Group I will be distributed as follows:

(i) the Class A-I Principal Distribution Amount, to the Class A-I Certificates, allocated as described below under "Class A Principal Distributions", until the certificate principal balance of the Class A-I Certificates is reduced to zero;
(ii) the Class M-I-1 Principal Distribution Amount, to the Class M-I-1 Certificates, until the certificate principal balance of the Class M-I-1 Certificates is reduced to zero;
(iii) the Class M-I-2 Principal Distribution Amount, to the Class M-I-2 Certificates, until the certificate principal balance of the Class M-I-2 Certificates is reduced to zero; and
(iv) the Class M-I-3 Principal Distribution Amount, to the Class M-I-3 Certificates, until the certificate principal balance of the Class M-I-3 Certificates is reduced to zero.

Loan Group II
For each Distribution Date, the Class A-II-A Principal Distribution Amount will be distributed to the Class A-II-A Certificates, until the certificate principal balance of the Class A-II-A Certificates is reduced to zero.

For each Distribution Date, the Class A-II-B Principal Distribution Amount will be distributed to the Class A-II-B Certificates, until the certificate principal balance of the Class A-II-B Certificates is reduced to zero.

Loan Group III
For each Distribution Date, the Principal Distribution Amount with respect to Loan Group III will be distributed to the Class A-III Certificates until the certificate principal balance of the Class A-III Certificates is reduced to zero.

Principal Remittance Amount: For any loan group on any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advance with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month.

Principal Distribution Amount: For any Distribution Date and each Loan Group, the sum of (a) the Principal Remittance Amount for the related Loan Group and (b) the Excess Cash Flow for the related Loan Group to the extent distributable as principal to cover losses on the related Mortgage Loans and to reach the related OC Target minus the related Overcollateralization Release Amount and certain other amounts with respect to servicing modifications as set forth in the pooling and servicing agreement.

Class A-I Principal Distribution Amount: With respect to Loan Group I and any Distribution Date (a) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the related Principal Distribution Amount for that Distribution Date and (b) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the excess of (x) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate principal balance of the Mortgage Loans in Loan Group I minus the OC Floor for Loan Group I.

Class A-II-A Principal Distribution Amount: On any Distribution Date, the Principal Distribution Amount for Loan Group II multiplied by a fraction, the numerator of which is the Principal Remittance Amount with respect to Loan Group II-A for such Distribution Date plus realized losses with respect to Loan Group II-A for such Distribution Date to the extent fully covered by related Excess Cashflow, and the denominator of which is the Principal Remittance Amount with respect to all of the Mortgage Loans in Loan Group II for such Distribution Date plus realized losses with respect to all of the Mortgage Loans in Loan Group II for such Distribution Date to the extent fully covered by related Excess Cash Flow.

Class A-II-B Principal Distribution Amount: On any Distribution Date, the Principal Distribution Amount for Loan Group II multiplied by a fraction, the numerator of which is the Principal Remittance Amount with respect to Loan Group II-B for such Distribution Date plus realized losses with respect to Loan Group II-B for such Distribution Date to the extent fully covered by related Excess Cashflow, and the denominator of which is the Principal Remittance Amount with respect to all of the Mortgage Loans in Loan Group II for such Distribution Date plus realized losses with respect to all of the Mortgage Loans in Loan Group II for such Distribution Date to the extent fully covered by related Excess Cash Flow.

Class A-I-6 Lockout Distribution Amount:

For any Distribution Date, the product of (a) the Class A-I-6 Lockout Distribution Percentage for that Distribution Date, (b) a fraction, the numerator of which is the outstanding principal balance of the Class A-I-6 Certificates and the denominator of which is the aggregate outstanding principal balance all Class A-I Certificates (in each case immediately prior to such Distribution Date) and (c) the Class A-I Principal Distribution Amount for such Distribution Date.

Class A-I-6 Lockout Distribution Percentage:

The Class A-I-6 Lockout Distribution Percentage is assigned as follows:

(i) Between June 2003 and May 2006: 0%;
(ii) Between June 2006 and May 2008: 45%;
(iii) Between June 2008 and May 2009: 80%;
(iv) Between June 2009 and May 2010: 100%;
(v) June 2010 and thereafter: 300%.

Group II-A Interest Remittance Amount:

The Group II-A Interest Remittance Amount with respect to any Distribution Date, the portion of the Available Distribution Amount for that Distribution Date attributable to interest received or advanced with respect to the Group II-A Mortgage Loans.

Group II-B Interest Remittance Amount:

The Group II-B Interest Remittance Amount with respect to any Distribution Date, the portion of the Available Distribution Amount for that Distribution Date attributable to interest received or advanced with respect to the Group II-B Mortgage Loans.

Class A Principal Distributions:

The Class A-I Principal Distribution Amount distributable to the Class A-I Certificates will be made as follows:

(i) to the Class A-I-6 Certificates, the Class A-I-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance of the Class A-I-6 Certificates is reduced to zero;

(ii) to the Class A-I-1 Certificates, until the certificate principal balance of the Class A-I-1 Certificates is reduced to zero;

(iii) to the Class A-I-2 Certificates, until the certificate principal balance of the Class A-I-2 Certificates is reduced to zero;

(iv) to the Class A-I-3 Certificates, until the certificate principal balance of the Class A-I-3 Certificates is reduced to zero;

(v) to the Class A-I-4 Certificates, until the certificate principal balance of the Class A-I-4 Certificates is reduce to zero;

(vi) to the Class A-I-5 Certificates, until the certificate principal balance of the Class A-I-5 Certificates is reduced to zero; and

(vii) to the Class A-I-6 Certificates, until the certificate principal balance of the Class A-I-6 Certificates is reduced to zero.

The Class A-II-A Principal Distribution Amount will be paid to the Class A-II-A Certificates until the certificate principal balance of the Class A-II-A Certificates has been reduced to zero and then to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero.

The Class A-II-B Principal Distribution Amount will be paid to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero and then to the Class A-II-A Certificates until the principal balance of the Class A-II-A Certificates has been reduced to zero.

The Principal Distribution Amount for Loan Group III will be paid to the Class A-III Certificates until the certificate principal balance of the Class A-III Certificates has been reduced to zero.

Class M-I-1 Principal Distribution Amount:

With respect to Loan Group I and any Distribution Date, the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A-I Certificates, after taking into account the distribution of the Class A-I Principal Distribution Amount and (ii) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate stated principal balance of the Mortgage Loans in Loan Group I minus the OC Floor for Loan Group I.

Class M-I-2 Principal Distribution Amount:

With respect to Loan Group I and any Distribution Date, the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A-I Certificates and the Class M-I-1 Certificates after taking into account the distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate stated principal balance of the Mortgage Loans in Loan Group I minus the OC Floor for Loan Group I.

Class M-I-3 Principal Distribution Amount:

With respect to Loan Group I and any Distribution Date, the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A-I Certificates, Class M-I-1 Certificates and Class M-I-2 Certificates, after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans in Loan Group I and (ii) the aggregate stated principal balance of the Mortgage Loans in Loan Group I minus the OC Floor for Loan Group I.

Excess Cash Flow Distributions:

On any Distribution Date, the Excess Cash Flow related to the Group I Mortgage Loans will be allocated in the following order of priority:

(i) to pay the holders of the Class A-I Certificates, and the Class M-1 Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-1 Certificates) the principal portion of Realized Losses incurred on the Mortgage Loans for the preceding calendar month;

(ii) to pay the holders of the Class A-II Certificates the principal portion of Realized Losses incurred on the Mortgage Loans for the preceding calendar month to the extent not covered by Excess Cash Flow from Loan Group II;

(iii) commencing on the Distribution Date in December 2003, to pay the holders of the Class A-I and Class M-I Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-I Certificates), the related Overcollateralization Increase Amount for that Distribution Date;

(iv) commencing on the Distribution Date in December 2003, to pay the holders of the Class A-II Certificates, the related Overcollateralization Increase Amount for that Distribution Date to the extent not covered by Excess Cash Flow from Loan Group II;

(v) to pay to the holders of the Class A-I and Class M-I Certificates, *pro rata*, based on accrued certificate interest otherwise due thereon, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date;

(vi) to pay to the holders of the Class A-II Certificates, *pro rata*, by the related subgroup, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date to the extent not covered by Excess Cash Flow from Loan Group II;

(vii) to pay to the holders of the Class A-I and Class M-I Certificates, *pro rata*, based on unpaid prepayment interest shortfalls previously allocated thereto, any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon;

(viii) to pay to the holders of the Class A-II, any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon to the extent not covered by Excess Cash Flow from Loan Group II;

(ix) to pay to the holders of the Class A-I Certificates *pro rata*, and then to the Class M-I Certificates, in order of priority, the applicable Group I Net WAC Carry-Forward Amount;

(x) to pay the holders of the Class A-III Certificates, the principal portion of Realized Losses incurred on the Group III Mortgage Loans (pro rata with any applicable Excess Cash Flow distributable with respect to such Realized Losses from Loan Group II), to the extent not covered by Excess Cash Flow from Loan Group III;

(xi) to pay to the holders of the Class A-II Certificates, *pro rata*, by the related subgroup, Basis Risk Shortfall Carry-Forward Amount to the extent not covered by Excess Cash Flow from Loan Group II;

(xii) to pay to the holders of the Class A-III Certificates, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date (*pro rata* with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group II), to the extent not covered by Excess Cash Flow from Loan Group III;

(xiii) to pay to the holders of the Class A-III Certificates, any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon (*pro rata* with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group II), to the extent not covered by Excess Cash Flow from Loan Group III;

(xiv) to pay to the holders of the Class A-III Certificates, the applicable Basis Risk Shortfall Carry-Forward Amounts (pro rata with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group II), to the extent not covered by Excess Cash Flow from Loan Group III; and

(xv) to pay to the holders of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

On any Distribution Date, the Excess Cash Flow from the Loan Group II will be allocated in the following order of priority:

(i) to pay the holders of the Class A-II Certificates, the principal portion of realized losses incurred on the related Mortgage Loans in the Loan Group II subgroup for the preceding calendar month;

(ii) to pay to the certificate insurer any cumulative insurance payments allocable to Loan Group II;

(iii) to pay the holders of the Class A-I Certificates, and the Class M-I Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-I Certificates) the principal portion of Realized Losses (other than Excess Losses) incurred on the Mortgage Loans for the preceding calendar month to the extent not covered by Excess Cash Flow from Loan Group I;

(iv) commencing on the Distribution Date in December 2003, to pay any related Overcollateralization Increase Amount to the Class A-II Certificates;

(v) commencing on the Distribution Date in December 2003, to pay the holders of the Class A-I and Class M-I Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-I Certificates), the related Overcollateralization Increase Amount for that Distribution Date to the extent not covered by Excess Cash Flow form Loan Group I;

(vi) to pay to the holders of the Class A-II Certificates, based on accrued certificate interest otherwise due thereon, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation allocated thereto for that Distribution Date;

(vii) to pay to the holders of the Class A-I and Class M-I Certificates, *pro rata*, based on accrued certificate interest otherwise due thereon, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date to the extent not covered by Excess Cash Flow from Loan Group I;

(viii) to pay to the holders of the Class A-II Certificates, based on unpaid prepayment interest shortfalls previously allocated thereto, any prepayment interest shortfalls allocated thereto remaining unpaid from prior Distribution Dates together with interest thereon;

(ix) to pay to the holders of the Class A-I and Class M-I Certificates, *pro rata*, based on unpaid prepayment interest shortfalls previously allocated thereto, any prepayment interest shortfalls allocated thereto remaining unpaid from prior Distribution Dates with interest thereon to the extent not covered by Excess Cash Flow from Loan Group I;

(x) to pay to the holders of the Class A-I Certificates, and then to the Class M-I Certificates, in order of priority, the applicable Group I Net WAC Carry-Forward Amount to the extent not covered by Excess Cash Flow from Loan Group I;

(xi) to pay to the holders of the related Class A-II Certificates, the related Basis Risk Shortfall Carry-Forward Amounts;

(xii) to pay to the certificate insurer any cumulative insurance payments allocable to Loan Group III to the extent not covered by Excess Cash Flow from Loan Group III;

(xiii) to pay to the holders of the Class A-III Certificates the principal portion of Realized Losses incurred on the Group III Mortgage Loans (pro rata with any applicable Excess Cash Flow distributable with respect to such Realized Losses from Loan Group I), to the extent not covered by Excess Cash Flow from Loan Group III;

(xiv) to pay to the holders of the Class A-III Certificates, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master servicing Compensation on that Distribution Date (pro rata with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group I), to the extent not covered by Excess Cash Flow from Loan Group III;

(xv) to pay to the holders of the Class A-III Certificates, any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon (*pro rata* with any applicable Excess Cash Flow distributable with respect to such shortfalls from Loan Group I), to the extent not covered by Excess Cash Flow from Loan Group III;

(xvi) to pay to the holders of the Class A-III Certificates, the applicable Basis Risk Shortfall Carry-Forward Amounts (*pro rata* with any applicable Excess Cash Flow distributable with respect to such shortfalls form Loan Group I), to the extent not covered by Excess Cash Flow form Loan Group III; and

(xvii) to pay to the holders of the related Class SB Certificate any remaining amounts in accordance with the terms of the pooling and servicing agreement.

On any Distribution Date, the Excess Cash Flow from Loan Group III will be allocated in the following order of priority:

(i) to pay the holders of the Class A-III Certificates, the principal portion of realized losses (other than Excess Losses) incurred on the Mortgage Loans in the Loan Group III for the preceding calendar month;

(ii) . to pay to the certificate insurer any cumulative insurance payments allocable to Loan Group III;

(iii) commencing on the Distribution Date in December 2003, to pay any related Overcollateralization Increase Amount to the Class A-III Certificates;

(iv) to pay to the holders of the Class A-III Certificates, based on accrued certificate interest otherwise due thereon, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation allocated thereto for that Distribution Date;

(v) to pay to the holders of the Class A-III Certificates, based on unpaid prepayment interest shortfalls previously allocated thereto, any prepayment interest shortfalls allocated thereto remaining unpaid from prior Distribution Dates together with interest thereon;

(vi) to pay to the holders of the Class A-III Certificates, the related Basis Risk Shortfall Carry-Forward Amounts;

(vii) to pay to the certificate insurer any cumulative insurance payments allocable to Loan Group II;

(viii) to pay the holders of the Class A-1, Class M-I and Class A-II Certificates, in the manner set forth in the pooling and servicing agreement, the principal portion of Realized Losses (other than Excess Losses) incurred on the mortgage loans in Loan Group I and Loan Group II to the extent not covered by Excess Cash Flow from Loan Group I or Loan Group II;

(ix) commencing on the Distribution Date in December 2003, to pay the holders of the Class A-I and Class M-I Certificates (in the order of priority that principal is distributed on the Class A-I and Class M-I Certificates) and the holders of the Class A-II Certificates (in the manner provided in the pooling and servicing agreement), the related Overcollateralization Increase Amount for that Distribution Date to the extent not covered by Excess Cash Flow from Loan Group I and Loan Group II;

(x) to pay to the holders of the Class A-I, Class M-I and Class A-II Certificates, in the manner set forth in the pooling and servicing agreement, the amount of any prepayment interest shortfalls allocated thereto, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date, to the extent not covered by Excess Cash Flow from Loan Group I or Loan Group II;

(xi) to pay to the holders of the Class A-I, Class M-1 and Class A-II Certificates, in the manner set forth in the pooling and servicing agreement any prepayment interest shortfalls remaining unpaid from prior Distribution Dates with interest thereon, to the extent not covered by Excess Cash Flow from Loan Group I or Loan Group II;

(xii) to pay to the holders of the Class A-I, Class M-1 and Class A-II Certificates, the applicable Net WAC Carry-Forward Amount or Basis Risk Shortfall Carry-Forward Amounts(in the manner set forth in the pooling and servicing agreement), to the extent not covered by Excess Cash Flow from Loan Group I or Loan Group II; and

(xiii) to pay to the holders of the related Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement

Credit Enhancement:

With respect to the Offered Certificates, credit enhancement will be provided by
(1) Excess Cash Flow;
(2) Overcollateralization;
(3) Subordination (with respect to Loan Group I), and
(4) Ambac Insurance Policy (with respect to the Class A-II Certificates and Class A-III Certificates).

Expected Credit Support Percentages:

Loan Group I

Class	Initial Credit Support*	After Stepdown Support
A-I	11.50%	26.00%
M-I-1	6.25%	15.50%
M-I-2	2.50%	8.00%
M-I-3	0.00%	3.00%

*For any class of Offered Certificate, the Initial Credit Support is the sum of all Offered Certificates subordinate to such class as a percentage of the aggregate stated principal balance as of the Cut-Off Date. The Initial Credit Support is not inclusive of the OC Target.

Subordination Percentage:

Loan Group I

Class	Subordination Percentage
A-I	74.00%
M-I-1	84.50%
M-I-2	92.00%
M-I-3	97.00%

Excess Cash Flow:

For any loan group on any Distribution Date, the sum of (a) the excess of the related available distribution amount over the sum of (x) the interest distribution amount for the related classes of Offered Certificates and (y) the related principal remittance amount on the related classes of Offered Certificates and (b) any overcollateralization reduction amounts.

Excess Cash Flow may be used to protect the Offered Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Overcollateralization Amount:

The overcollateralization ("OC") provisions are intended to provide for the limited acceleration of principal payments on the Offered Certificates relative to the amortization of the related loan group, generally until the required OC levels are reached. The acceleration of principal payments is achieved by applying certain excess interest collected on each loan group to the payment of principal on the Offered Certificates as described herein, resulting in the accumulation of OC. By paying down the principal balance of the Offered Certificates faster than the principal amortization of the related loan group, an overcollateralization amount equal to the excess of the aggregate unpaid principal balance of the related loan group over the principal balance of the related Offered Certificates is created. Excess interest will be directed to build each loan group's overcollateralization until the respective loan group reaches its required OC Target Amount. Upon this event, the acceleration feature will cease unless it is once again necessary to maintain the required OC level. Excess interest will begin to be applied to build overcollateralization on the December 2003 Distribution Date for all three loan groups.

Overcollateralization Increase Amount:

With respect to each loan group and any Distribution Date prior to the Distribution date occurring in December 2003, an amount equal to zero. With respect to any Distribution Date on or after the Distribution Date occurring in December 2003, an amount equal to the lesser of (i) the related Excess Cash Flow available for payment of the related Overcollateralization Increase Amount for that Distribution Date, and (ii) the excess, if any, of (x) the related Overcollateralization Target Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Release Amount:

With respect to each loan group and any Distribution Date for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) the related Principal Remittance Amount for that Distribution Date.

Excess Overcollateralization Amount:

With respect to any Distribution Date and each loan group, the excess, if any, of the related Overcollateralization Amount on that Distribution Date over the Required Overcollateralization Target Amount.

Overcollateralization Target Amount:

For any loan group, the Overcollateralization Target Amount ("OC Target") will be equal to zero for the first six Distribution Dates. On any Distribution Date thereafter, the Overcollateralization Target for:

(I) Loan Group I: (a) prior to the related Stepdown Date or on any date for which there is a Trigger Event, will be equal to the product of (x) 1.50% and (y) the aggregate initial principal balance of the Mortgage Loans in Loan Group I; and (b) on or after the related Stepdown Date when the Trigger Event is not in effect, the product of (x) 3.00% and (y) the current outstanding principal balance of the Mortgage Loans in Loan Group I.

(II) Loan Group II and Loan Group III: the product of (x) 0.50% and (y) the aggregate initial principal balance of the Mortgage Loans in the related Loan Group.

Overcollateralization Floor: An amount equal to the product of (x) 0.50% in the case of Loan Group I, 0.50% in the case of Loan Group II and 0.50% in the case of Loan Group III and (y) the aggregate initial principal balance of the Mortgage Loans in the related loan group.

Stepdown Date: With respect to Loan Group I, the later to occur of (x) the Distribution Date in June 2006 and (y) the first Distribution Date on which the related Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage. With respect to Loan Group II and Loan Group III, the OC Target may be reduced from time to time with the consent of the Insurer and notification to the rating agencies.

Specified Enhancement Percentage: The Specified Enhancement Percentage is 26.00% for Loan Group I.

Senior Enhancement Percentage: With respect to Loan Group I, on any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction the numerator of which is the sum of (x) the aggregate principal balance of the Class M-I Certificates immediately prior to such Distribution Date and (y) the overcollateralization of loan group, and the denominator of which is the aggregate principal balance of Loan Group I as of the end of the preceding due period.

Trigger Event: A Trigger Event is in effect with respect to Loan Group I on any Distribution Date on or after the related Stepdown Date, if (i) the product of (x) [1.25] and (y) the related Sixty-Plus Delinquency Percentage, equals or exceeds the related Senior Enhancement Percentage for that Distribution Date and (ii) if during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Cumulative Realized Loss Percentage	
Distribution Dates	**Fixed**
June 2006 – May 2007	[1.70]%
June 2007 – May 2008	[2.65]%
June 2008 – May 2009	[3.40]%
June 2009 and after	[4.25]%

Sixty-Plus Delinquency Percentage: With respect to Loan Group I and any Distribution Date, the arithmetic average, for each of the three Distribution Dates ending with the applicable Distribution Date of the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the Mortgage Loans in that group that are 60 or more days delinquent in payment of principal and interest for the relevant Distribution Date, including mortgaged loans in foreclosure and REO, and denominator of which is the aggregate principal balance of all of the Mortgage Loans in that loan group immediately preceding the relevant Distribution Date.

Allocation of Losses:

With respect to Loan Group I, current period losses will be applied in the following order of priority, and from the following sources:

(i) Excess Cash Flow from Loan Group I for the related Distribution Date;
(ii) Excess Cash Flow received from the other loan groups, after covering realized losses on the Mortgage Loans and certain other items in the other loan groups for the related Distribution Date;
(iii) Overcollateralization from Loan Group I, until reduced to zero;
(iv) To the extent provided herein, overcollateralization for the non-related loan groups, until reduced to zero, meaning that losses will not be allocated under any subsequent clause until after the aggregate principal balance of the offered certificates equals the aggregate principal balance of the mortgage loans;
(v) Class M-I-3 Certificates, until reduced to zero;
(vi) Class M-I-2 Certificates, until reduced to zero;
(vii) Class M-I-1 Certificates, until reduced to zero; and
(viii) Class A-I Certificates, *pro rata*, until the Certificate Principal Balance thereof has been reduced to zero.

With respect to Loan Group II and Loan Group III, current period losses will be applied in the following order of priority:

(i) Excess Cash Flow from the related subgroup of Loan Group II or Loan Group III, as applicable for the related Distribution Dates;
(ii) Excess Cash Flow received from the other loan groups (or subgroups), after covering realized losses on the Mortgage Loans and certain other items in the other loan groups (or subgroups), for the related Distribution Date;
(iii) Overcollateralization for Loan Group II or Loan Group III, as applicable, until reduced to zero;
(iv) To the extent provided herein, overcollateralization for the non-related loan groups, until reduced to zero, meaning that losses will not be allocated under any subsequent clause until after the aggregate principal balance of the offered certificates equals the aggregate principal balance of the mortgage loans;
(v) To the Class A-II Certificates or Class A-III Certificates, as applicable, provided that any allocation of realized losses to Class A-II or Class A-III Certificates will be covered by the certificate guaranty insurance policy, subject to its terms.

GMAC RFC

New Issue Computational Materials

$1,300,000,000 *(Approximate)*

RASC Series 2003-KS4 Trust
Issuer

Residential Asset Securities Corporation
Depositor

Residential Funding Corporation
Master Servicer

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2003-KS4

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

May 13, 2003 (Part II)

Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

Prepayment Sensitivity

Class A-I-1 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	10.03	1.63	1.20	**1.00**	0.87	0.76
Modified Duration (years)	9.12	1.59	1.18	**0.98**	0.86	0.75
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	5/25/20	8/25/06	8/25/05	**3/25/05**	12/25/04	9/25/04
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	204	39	27	**22**	19	16
Illustrative Yield @ Par (30/360)	1.43%	1.43%	1.43%	**1.43%**	1.43%	1.43%

Class A-I-2 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.16	3.60	2.49	**2.00**	1.68	1.41
Modified Duration (years)	14.95	3.43	2.40	**1.94**	1.64	1.38
First Principal Payment	5/25/20	8/25/06	8/25/05	**3/25/05**	12/25/04	9/25/04
Last Principal Payment	8/25/22	5/25/07	2/25/06	**7/25/05**	3/25/05	11/25/04
Principal Lockout (months)	203	38	26	**21**	18	15
Principal Window (months)	28	10	7	**5**	4	3
Illustrative Yield @ Par (30/360)	2.10%	2.07%	2.05%	**2.04%**	2.02%	2.01%

Class A-I-3 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	22.94	6.07	3.88	**3.00**	2.40	1.99
Modified Duration (years)	17.16	5.53	3.64	**2.85**	2.30	1.91
First Principal Payment	8/25/22	5/25/07	2/25/06	**7/25/05**	3/25/05	11/25/04
Last Principal Payment	6/25/29	4/25/13	1/25/09	**8/25/07**	9/25/06	11/25/05
Principal Lockout (months)	230	47	32	**25**	21	17
Principal Window (months)	83	72	36	**26**	19	13
Illustrative Yield @ Par (30/360)	2.54%	2.52%	2.51%	**2.49%**	2.48%	2.47%

Class A-I-4 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.94	11.82	7.15	**5.00**	3.91	2.75
Modified Duration (years)	17.00	9.46	6.19	**4.50**	3.59	2.57
First Principal Payment	6/25/29	4/25/13	1/25/09	**8/25/07**	9/25/06	11/25/05
Last Principal Payment	2/25/31	4/25/17	10/25/12	**5/25/09**	12/25/07	5/25/06
Principal Lockout (months)	312	118	67	**50**	39	29
Principal Window (months)	21	49	46	**22**	16	7
Illustrative Yield @ Par (30/360)	3.60%	3.59%	3.58%	**3.56%**	3.55%	3.52%

Prepayment Sensitivity (Cont'd)

Class A-I-5 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.12	14.83	10.72	**8.05**	6.05	4.48
Modified Duration (years)	15.06	10.36	8.19	**6.51**	5.12	3.93
First Principal Payment	2/25/31	4/25/17	10/25/12	**5/25/09**	12/25/07	5/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	332	166	112	**71**	54	35
Principal Window (months)	6	13	19	**33**	31	34
Illustrative Yield @ Par (30/360)	4.87%	4.86%	4.85%	**4.84%**	4.83%	4.81%

Class A-I-5 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.70	18.49	13.58	**10.31**	7.57	4.95
Modified Duration (years)	15.20	11.85	9.63	**7.80**	6.07	4.24
First Principal Payment	2/25/31	4/25/17	10/25/12	**5/25/09**	12/25/07	5/25/06
Last Principal Payment	12/25/32	8/25/30	10/25/25	**9/25/21**	6/25/18	11/25/15
Principal Lockout (months)	332	166	112	**71**	54	35
Principal Window (months)	23	161	157	**149**	127	115
Illustrative Yield @ Par (30/360)	4.87%	4.92%	4.93%	**4.93%**	4.91%	4.85%

Class A-I-6 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.28	7.73	6.93	**6.50**	6.00	5.31
Modified Duration (years)	9.93	6.46	5.91	**5.59**	5.23	4.70
First Principal Payment	6/25/06	6/25/06	6/25/06	**6/25/06**	9/25/06	12/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	36	36	36	**36**	39	42
Principal Window (months)	302	143	95	**68**	46	27
Illustrative Yield @ Par (30/360)	3.94%	3.92%	3.92%	**3.92%**	3.91%	3.91%

Class A-I-6 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.28	7.74	6.99	**6.63**	6.45	6.40
Modified Duration (years)	9.93	6.47	5.94	**5.69**	5.55	5.51
First Principal Payment	6/25/06	6/25/06	6/25/06	**6/25/06**	9/25/06	12/25/06
Last Principal Payment	10/25/32	6/25/30	8/25/25	**7/25/21**	4/25/18	9/25/15
Principal Lockout (months)	36	36	36	**36**	39	42
Principal Window (months)	317	289	231	**182**	140	106
Illustrative Yield @ Par (30/360)	3.94%	3.92%	3.92%	**3.92%**	3.92%	3.91%

Prepayment Sensitivity (Cont'd)

Class A-I-IO (to call)

CPR (%)	57%	58%	59%	60%	61%	62%
Average Life (years)	0.99	0.99	0.99	**0.99**	0.99	0.99
Modified Duration (years)	0.80	0.80	0.80	**0.80**	0.80	0.80
Illustrative Yield @ 3.12957% (30/360)	3.75%	3.75%	3.75%	**3.75%**	2.72%	2.72%

Class A-II-A (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.71	4.83	3.32	**2.52**	2.03	1.70
Modified Duration (years)	17.10	4.52	3.16	**2.43**	1.97	1.66
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	4/25/32	1/25/15	3/25/11	**2/25/09**	10/25/07	11/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	347	140	94	**69**	53	42
Illustrative Yield @ Par (30/360)	1.64%	1.64%	1.64%	**1.64%**	1.64%	1.64%

Class A-II-A (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.76	5.19	3.56	**2.69**	2.17	1.81
Modified Duration (years)	17.13	4.80	3.37	**2.59**	2.09	1.76
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	4/25/33	2/25/27	2/25/20	**9/25/15**	10/25/12	9/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	285	201	**148**	113	88
Illustrative Yield @ Par (30/360)	1.64%	1.66%	1.66%	**1.66%**	1.66%	1.66%

Class A-II-B (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.70	4.88	3.37	**2.57**	2.08	1.75
Modified Duration (years)	17.09	4.57	3.21	**2.48**	2.02	1.71
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	4/25/32	1/25/15	3/25/11	**2/25/09**	10/25/07	11/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	347	140	94	**69**	53	42
Illustrative Yield @ Par (30/360)	1.64%	1.64%	1.64%	**1.64%**	1.64%	1.64%

Prepayment Sensitivity (Cont'd)

Class A-II-B (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.75	5.24	3.61	**2.75**	2.22	1.86
Modified Duration (years)	17.13	4.85	3.42	**2.64**	2.15	1.81
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	5/25/33	4/25/27	4/25/20	**10/25/15**	11/25/12	10/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	360	287	203	**149**	114	89
Illustrative Yield @ Par (30/360)	1.64%	1.66%	1.66%	**1.66%**	1.66%	1.66%

Class A-III (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.57	4.87	3.36	**2.57**	2.08	1.75
Modified Duration (years)	17.00	4.56	3.21	**2.48**	2.02	1.71
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	4/25/32	1/25/15	3/25/11	**2/25/09**	10/25/07	11/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	347	140	94	**69**	53	42
Illustrative Yield @ Par (30/360)	1.64%	1.64%	1.64%	**1.64%**	1.64%	1.64%

Class A-III (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.63	5.23	3.61	**2.75**	2.22	1.86
Modified Duration (years)	17.03	4.84	3.41	**2.63**	2.14	1.81
First Principal Payment	6/25/03	6/25/03	6/25/03	**6/25/03**	6/25/03	6/25/03
Last Principal Payment	5/25/33	3/25/27	4/25/20	**10/25/15**	11/25/12	11/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	360	286	203	**149**	114	90
Illustrative Yield @ Par (30/360)	1.64%	1.66%	1.66%	**1.66%**	1.66%	1.66%

Class M-I-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.16	10.29	7.27	**5.75**	4.82	4.21
Modified Duration (years)	14.37	7.82	5.92	**4.86**	4.18	3.72
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	7/25/06	9/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	236	62	42	**36**	37	39
Principal Window (months)	102	117	89	**68**	48	30
Illustrative Yield @ Par (30/360)	4.75%	4.74%	4.72%	**4.71%**	4.70%	4.69%

Prepayment Sensitivity (Cont'd)

Class M-I-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.30	11.10	7.88	**6.26**	5.24	4.55
Modified Duration (years)	14.41	8.18	6.25	**5.17**	4.46	3.96
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	7/25/06	9/25/06
Last Principal Payment	9/25/32	9/25/26	10/25/20	**8/25/17**	1/25/15	11/25/12
Principal Lockout (months)	236	62	42	**36**	37	39
Principal Window (months)	116	218	167	**135**	103	75
Illustrative Yield @ Par (30/360)	4.76%	4.76%	4.75%	**4.74%**	4.74%	4.73%

Class M-I-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.16	10.29	7.27	**5.75**	4.80	4.12
Modified Duration (years)	13.93	7.69	5.85	**4.81**	4.12	3.62
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	6/25/06	7/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	236	62	42	**36**	36	37
Principal Window (months)	102	117	89	**68**	49	32
Illustrative Yield @ Par (30/360)	5.06%	5.04%	5.03%	**5.01%**	5.00%	4.99%

Class M-I-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.28	10.92	7.74	**6.13**	5.11	4.37
Modified Duration (years)	13.96	7.96	6.10	**5.04**	4.33	3.79
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	6/25/06	7/25/06
Last Principal Payment	7/25/32	6/25/24	9/25/18	**11/25/15**	8/25/13	9/25/11
Principal Lockout (months)	236	62	42	**36**	36	37
Principal Window (months)	114	191	142	**114**	87	63
Illustrative Yield @ Par (30/360)	5.06%	5.06%	5.05%	**5.04%**	5.03%	5.02%

Class M-I-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.12	10.20	7.18	**5.67**	4.72	4.02
Modified Duration (years)	12.19	7.13	5.49	**4.55**	3.92	3.43
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	6/25/06	6/25/06
Last Principal Payment	7/25/31	4/25/18	4/25/14	**1/25/12**	6/25/10	2/25/09
Principal Lockout (months)	236	62	42	**36**	36	36
Principal Window (months)	102	117	89	**68**	49	33
Illustrative Yield @ Par (30/360)	6.40%	6.38%	6.36%	**6.34%**	6.33%	6.31%

Prepayment Sensitivity (Cont'd)

Class M-I-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.16	10.34	7.29	**5.76**	4.79	4.08
Modified Duration (years)	12.19	7.18	5.55	**4.60**	3.96	3.46
First Principal Payment	2/25/23	8/25/08	12/25/06	**6/25/06**	6/25/06	6/25/06
Last Principal Payment	2/25/32	12/25/20	4/25/16	**8/25/13**	10/25/11	3/25/10
Principal Lockout (months)	236	62	42	**36**	36	36
Principal Window (months)	109	149	113	**87**	65	46
Illustrative Yield @ Par (30/360)	6.40%	6.38%	6.36%	**6.35%**	6.33%	6.32%

Class A-I-1 Net WAC Cap

(Current Index Values; 100% PPC)

Month	(%)
1	6.20
2	6.24
3	6.28
4	6.32
5	6.35
6	6.38
7	6.40
8	6.43
9	6.45
10	6.47
11	6.49
12	6.51
13	6.53
14	6.54
15	6.56
16	6.57
17	6.59
18	6.60
19	6.61
20	6.62
21	6.63
22	6.65

Class A-II-A Net WAC Cap
(Current Index Values; 100% PPC)

Month	(%)	Month	(%)
1	6.60	37	6.85
2	5.94	38	7.08
3	5.75	39	6.85
4	5.75	40	6.85
5	5.94	41	7.08
6	5.75	42	6.85
7	5.94	43	7.08
8	5.75	44	6.85
9	5.75	45	6.85
10	6.14	46	7.59
11	5.75	47	6.85
12	5.94	48	7.08
13	5.75	49	6.85
14	5.94	50	7.08
15	5.75	51	6.85
16	5.75	52	6.85
17	5.94	53	7.08
18	5.75	54	6.85
19	5.94	55	7.08
20	5.75	56	6.85
21	5.75	57	6.85
22	6.36	58	7.33
23	5.75	59	6.85
24	6.54	60	7.08
25	6.33	61	6.85
26	6.54	62	7.08
27	6.33	63	6.85
28	6.34	64	6.85
29	6.55	65	7.08
30	6.34	66	6.85
31	6.55	67	7.08
32	6.34	68	6.85
33	6.34	69	6.85
34	7.02		
35	6.85		
36	7.08		

Class A-II-A Net WAC Cap

(20% Index Values; 100% PPC)*

Month	(%)	Month	(%)
1	6.60	37	9.95
2	5.94	38	10.29
3	5.75	39	9.95
4	5.75	40	9.95
5	5.94	41	10.64
6	5.75	42	11.00
7	5.94	43	11.36
8	5.75	44	11.00
9	5.75	45	11.00
10	6.14	46	12.18
11	5.75	47	11.35
12	5.94	48	11.77
13	5.75	49	11.39
14	5.94	50	11.77
15	5.75	51	11.39
16	5.75	52	11.39
17	5.94	53	12.13
18	5.75	54	11.74
19	5.94	55	12.13
20	5.75	56	11.74
21	5.75	57	11.74
22	6.36	58	12.55
23	5.75	59	11.76
24	7.79	60	12.15
25	7.54	61	11.76
26	7.79	62	12.15
27	7.54	63	11.76
28	7.56	64	11.76
29	7.81	65	12.15
30	8.25	66	11.76
31	8.53	67	12.15
32	8.25	68	11.76
33	8.25	69	11.76
34	9.14		
35	9.26		
36	10.28		

*Excludes Yield Maintenance payments.

Class A-II-B Net WAC Cap
(Current Index Values; 100% PPC)

Month	(%)	Month	(%)
1	6.76	37	6.71
2	6.08	38	6.93
3	5.89	39	6.71
4	5.89	40	6.71
5	6.08	41	6.94
6	5.89	42	6.71
7	6.08	43	6.94
8	5.89	44	6.71
9	5.89	45	6.71
10	6.29	46	7.43
11	5.89	47	6.71
12	6.09	48	6.94
13	5.89	49	6.71
14	6.09	50	6.94
15	5.89	51	6.71
16	5.89	52	6.71
17	6.09	53	6.94
18	5.89	54	6.71
19	6.09	55	6.94
20	5.89	56	6.71
21	5.89	57	6.71
22	6.52	58	7.18
23	5.89	59	6.71
24	6.09	60	6.94
25	6.49	61	6.71
26	6.71	62	6.94
27	6.49	63	6.71
28	6.49	64	6.71
29	6.71	65	6.94
30	6.49	66	6.71
31	6.71	67	6.94
32	6.49	68	6.71
33	6.49	69	6.71
34	7.19		
35	6.71		
36	6.93		

Class A-II-B Net WAC Cap

(20% Index Values; 100% PPC)*

Month	(%)	Month	(%)
1	6.76	37	10.35
2	6.08	38	10.69
3	5.89	39	10.35
4	5.89	40	10.35
5	6.08	41	10.97
6	5.89	42	10.61
7	6.08	43	11.82
8	5.89	44	11.44
9	5.89	45	11.44
10	6.29	46	12.66
11	5.89	47	11.70
12	6.08	48	12.09
13	5.89	49	11.72
14	6.08	50	12.11
15	5.89	51	11.72
16	5.89	52	11.72
17	6.08	53	12.39
18	5.89	54	11.99
19	6.09	55	12.39
20	5.89	56	11.99
21	5.89	57	11.99
22	6.52	58	12.81
23	5.89	59	12.01
24	6.09	60	12.41
25	7.98	61	12.01
26	8.24	62	12.41
27	7.98	63	12.01
28	7.98	64	12.01
29	8.25	65	12.41
30	7.98	66	12.01
31	9.10	67	12.42
32	8.80	68	12.01
33	8.80	69	12.01
34	9.75		
35	9.52		
36	9.84		

*Excludes Yield Maintenance payments.

Class A-III Net WAC Cap

(Current Index Values; 100% PPC)

MONTH	(%)	MONTH	(%)
1	6.62	37	6.53
2	5.96	38	6.75
3	5.77	39	6.53
4	5.77	40	6.53
5	5.96	41	6.75
6	5.77	42	6.53
7	5.96	43	6.75
8	5.77	44	6.53
9	5.77	45	6.53
10	6.17	46	7.23
11	5.77	47	6.53
12	5.96	48	6.75
13	5.77	49	6.53
14	5.96	50	6.75
15	5.77	51	6.53
16	5.77	52	6.53
17	5.96	53	6.75
18	5.77	54	6.53
19	5.96	55	6.75
20	5.77	56	6.53
21	5.77	57	6.53
22	6.39	58	6.98
23	5.77	59	6.53
24	5.96	60	6.75
25	6.31	61	6.53
26	6.53	62	6.75
27	6.31	63	6.53
28	6.31	64	6.53
29	6.53	65	6.75
30	6.32	66	6.53
31	6.53	67	6.75
32	6.32	68	6.53
33	6.32	69	6.54
34	6.99		
35	6.32		
36	6.75		

Class A-III Net WAC Cap

(20% Index Values; 100% PPC)*

MONTH	(%)	MONTH	(%)
1	6.62	37	10.08
2	5.96	38	10.42
3	5.77	39	10.08
4	5.77	40	10.08
5	5.96	41	10.42
6	5.77	42	10.38
7	5.96	43	11.52
8	5.77	44	11.15
9	5.77	45	11.15
10	6.17	46	12.34
11	5.77	47	11.15
12	5.96	48	11.83
13	5.77	49	11.55
14	5.96	50	11.93
15	5.77	51	11.55
16	5.77	52	11.55
17	5.96	53	11.93
18	5.77	54	11.84
19	5.96	55	12.24
20	5.77	56	11.84
21	5.77	57	11.84
22	6.39	58	12.66
23	5.77	59	11.84
24	5.96	60	12.24
25	7.74	61	11.85
26	7.99	62	12.24
27	7.74	63	11.85
28	7.74	64	11.85
29	7.99	65	12.24
30	7.74	66	11.85
31	8.79	67	12.24
32	8.50	68	11.85
33	8.50	69	11.85
34	9.42		
35	8.51		
36	9.62		

*Excludes Yield Maintenance payments.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP I MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cutoff Date Aggregate Principal Balance	$632,426,757.46		
Number of Loans	6,323		
Average Current Loan Balance	$100,020.05	$8,331.36	$545,759.48
[1] [2] Weighted Average Original Loan-to-Value Ratio	78.79%	12.00%	100.00%
[1] Weighted Average Mortgage Rate	8.069%	5.350%	14.500%
[1] Weighted Average Net Mortgage Rate	6.821%	3.995%	13.920%
[1] Weighted Average Remaining Term to Maturity (months)	326	84	360
[1] [3] Weighted Average Credit Score	623	456	810

[1] Weighted Average reflected in Total.

[2] With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	0.00%
	Fixed	100.00%
Fully Amortizing Mortgage Loans		92.11%
Lien	First	95.02%
	Second	4.98%
Property Type	Single-family detached	81.16%
	Planned Unit Developments (detached)	5.86%
	Two- to four- family units	6.81%
	Condo Low-Rise (less than 5 stories)	2.38%
	Condo Mid-Rise (5 to 8 stories)	0.01%
	Condo High-Rise (9 stories or more)	0.07%
	Manufactured Home	1.11%
	Planned Unit Developments (attached)	1.39%
	Leasehold	0.01%
	Townhouse (2 to 4 family units)	0.19%
	Townhouse	1.02%
Occupancy Status	Primary Residence	90.84%
	Non-Owner Occupied	8.58%
	Second Home/Vacation	0.57%
Geographic Distribution	California	16.44%
	Florida	8.80%
	Texas	7.94%
	New York	5.45%
Number of States (including DC)	51	
Largest Zip Code Concentration	06810	0.22%
Loans with Mortgage Insurance	60.69%	
Loans with Prepayment Penalties		69.50%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
499 or less	61	$3,883,390	0.61%
500 – 519	128	8,098,491	1.28
520 – 539	255	16,502,577	2.61
540 – 559	475	35,875,268	5.67
560 – 579	584	46,379,943	7.33
580 – 599	778	71,627,434	11.33
600 – 619	1,172	120,266,787	19.02
620 – 639	1,021	107,433,058	16.99
640 – 659	772	92,010,310	14.55
660 – 679	476	56,495,755	8.93
680 – 699	251	29,085,231	4.60
700 – 719	138	17,817,359	2.82
720 – 739	102	12,466,487	1.97
740 – 759	40	5,340,951	0.84
760 or greater	59	8,595,516	1.36
Subtotal with Credit Scores	**6,312**	**$631,878,555**	**99.91%**
Not Available[(1)]	11	548,202	0.09
TOTAL	**6,323**	**$632,426,757**	**100.00%**

[(1)] Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group I Loans

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
$0 - $100,000	3,984	$209,120,622	33.07%
$100,001 - $200,000	1,678	234,008,188	37.00
$200,001 - $300,000	448	107,786,194	17.04
$300,001 - $400,000	160	57,302,407	9.06
$400,001 - $500,000	47	21,055,789	3.33
$500,001 - $600,000	6	3,153,556	0.50
TOTAL	**6,323**	**$632,426,757**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group I Loans

Range of Net Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.500% - 3.999%	2	$465,812	0.07%
4.000% - 4.499%	23	5,468,520	0.86
4.500% - 4.999%	253	53,632,102	8.48
5.000% - 5.499%	386	64,282,987	10.16
5.500% - 5.999%	606	86,285,082	13.64
6.000% - 6.499%	779	101,480,075	16.05
6.500% - 6.999%	826	92,841,540	14.68
7.000% - 7.499%	681	69,256,882	10.95
7.500% - 7.999%	482	44,050,047	6.97
8.000% - 8.499%	543	39,455,965	6.24
8.500% - 8.999%	311	23,304,708	3.68
9.000% - 9.499%	239	15,203,052	2.40
9.500% - 9.999%	147	8,576,812	1.36
10.000% - 10.499%	162	6,774,549	1.07
10.500% - 10.999%	106	4,155,446	0.66
11.000% - 11.499%	121	3,699,796	0.59
11.500% - 11.999%	87	2,146,299	0.34
12.000% - 12.499%	131	3,145,061	0.50
12.500% - 12.999%	17	382,931	0.06
13.000% - 13.499%	413	7,686,527	1.22
13.500% - 13.999%	8	132,564	0.02
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Mortgage Rates of the Group I Loans

Range of Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
5.000% - 5.499%	1	$110,875	0.02%
5.500% - 5.999%	31	7,416,847	1.17
6.000% - 6.499%	130	28,820,960	4.56
6.500% - 6.999%	565	105,051,289	16.61
7.000% - 7.499%	502	72,993,974	11.54
7.500% - 7.999%	1,064	134,928,685	21.34
8.000% - 8.499%	726	76,286,448	12.06
8.500% - 8.999%	1,060	92,449,664	14.62
9.000% - 9.499%	532	42,374,536	6.70
9.500% - 9.999%	423	29,405,742	4.65
10.000% - 10.499%	170	10,797,887	1.71
10.500% - 10.999%	216	9,542,834	1.51
11.000% - 11.499%	105	4,043,806	0.64
11.500% - 11.999%	127	4,154,141	0.66
12.000% - 12.499%	97	2,541,780	0.40
12.500% - 12.999%	134	3,208,782	0.51
13.000% - 13.499%	14	417,169	0.07
13.500% - 13.999%	418	7,748,775	1.23
14.000% - 14.499%	5	68,970	0.01
14.500% - 14.999%	3	63,593	0.01
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Original Loan-to-Value Ratios of the Group I Loans

Range of Original Loan-to-Value Ratios [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
0.01% - 50.00%	316	$25,641,455	4.05%
50.01% - 55.00%	129	13,396,667	2.12
55.01% - 60.00%	162	17,906,657	2.83
60.01% - 65.00%	249	29,002,950	4.59
65.01% - 70.00%	386	46,080,232	7.29
70.01% - 75.00%	567	65,794,924	10.40
75.01% - 80.00%	1,461	178,232,132	28.18
80.01% - 85.00%	719	85,058,114	13.45
85.01% - 90.00%	946	113,769,999	17.99
90.01% - 95.00%	398	32,196,549	5.09
95.01% - 100.00%	990	25,347,078	4.01
TOTAL	**6,323**	**$ 632,426,757**	**100.00%**

[1] With respect to the Group I Loans secured by second liens, this table was calculated using the combined Loan-to-Value ratio.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographic Distribution of Mortgaged Properties of the Group I Loans

State or Territory	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
California	555	$103,977,759	16.44%
Florida	589	55,674,513	8.80
Texas	720	50,219,143	7.94
New York	207	34,497,676	5.45
Tennessee	368	22,057,786	3.49
Virginia	212	20,769,195	3.28
Massachusetts	108	20,644,046	3.26
Michigan	277	20,391,871	3.22
Ohio	246	19,493,568	3.08
All Other States	3,041	284,701,201	45.02
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Purchase	1,820	$117,627,127	18.60%
Equity Refinance	3,967	454,744,711	71.90
Rate/Term Refinance	536	60,054,919	9.50
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Mortgage Loan Documentation Type of the Group I Loans

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Full Documentation	5,198	$501,543,488	79.30%
Reduced Documentation	1,125	130,883,269	20.70
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Occupancy Types of the Group I Loans

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Primary Residence	5,677	$574,527,377	90.84%
Non-Owner Occupied	607	54,275,726	8.58
Second Home/Vacation Home	39	3,623,655	0.57
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Single-family detached	5,308	$513,269,565	81.16%
Planned Unit Developments (detached)	297	37,047,366	5.86
Two- to four- family units	291	43,048,214	6.81
Condo Low-Rise (less than 5 stories)	145	15,042,105	2.38
Condo Mid-Rise (5 to 8 stories)	2	67,366	0.01
Condo High-Rise (9 stories or more)	2	473,000	0.07
Manufactured Home	103	6,995,726	1.11
Planned Unit Developments (attached)	82	8,807,131	1.39
Leasehold	1	27,195	0.01
Townhouse (2 to 4 family units)	5	1,205,216	0.19
Townhouse	87	6,443,876	1.02
TOTAL	**6,323**	**$632,426,757**	**100.00%**

Credit Grades of the Group I Loans

Credit Grades	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
A4	2,388	$280,980,185	44.43%
AM	993	79,960,147	12.64
AX	2,182	216,027,373	34.16
B	536	39,849,667	6.30
C	141	10,137,831	1.60
CM	83	5,471,554	0.87
TOTAL	**6,323**	**$632,426,757**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
None	2,494	$192,896,308	30.50%
12 Months	262	40,937,088	6.47
24 Months	337	40,713,960	6.44
36 Months	2,566	292,450,089	46.24
48 Months	11	1,422,384	0.22
60 Months	641	62,565,191	9.89
Other[1]	12	1,441,738	0.23
TOTAL	**6,323**	**$632,426,757**	**100.00%**

[1] *Not 0, 12, 24, 36, 48, or 60 months and not more than 60 months.*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group I

Loan Number	Aggregate Principal Balance ($)	Mortgage Rate (%)	Net Mortgage Rate (%)*	Original Amortization Term to Maturity (Months)	Remaining Amortization Term to Maturity (Months)	Remaining Term to Maturity for Balloon Loans (Months)	Age (Months)
1	51,263,839.79	9.573	8.651	360	359	179	1
2	56,515,270.19	8.140	6.956	177	176	N/A	1
3	542,220,890.02	7.919	6.634	356	355	N/A	1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP II-A MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cutoff Date Aggregate Principal Balance	$200,685,735.17		
Number of Loans	1,648		
Average Current Loan Balance	$121,775.32	$14,328.75	$322,700.00
(1) Weighted Average Original Loan-to-Value Ratio	81.28%	17.00	95.00%
(1) Weighted Average Mortgage Rate	7.824%	3.875%	12.450%
(1) Weighted Average Net Mortgage Rate	6.049%	3.420%	11.870%
(1) Weighted Average Note Margin	7.708%	1.250%	13.550%
(1) Weighted Average Maximum Mortgage Rate	14.031%	11.150%	19.450%
(1) Weighted Average Minimum Mortgage Rate	7.979%	3.000%	13.550%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	27	1	37
(1) Weighted Average Remaining Term to Maturity (months)	359	59	360
(1) (2) Weighted Average Credit Score	612	473	800

(1) Weighted Average reflected in Total.

(2) 99.63% of the Group II-A Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	83.24%
	Two to Four Family Units	5.95%
	Planned Unit Development (detached)	4.25%
	Condo Low-Rise (less than 5 stories)	2.97%
	Planned Unit Development (attached)	2.53%
	Townhouse	1.04%
	Condo Mid-Rise (5 to 8 stories)	0.03%
Occupancy Status	Primary Residence	85.66%
	Non-Owner Occupied	13.39%
	Second Home/Vacation Home	0.95%
Geographic Distribution	Minnesota	12.92%
	California	11.33%
	Michigan	8.91%
	Florida	6.34%
	Wisconsin	6.18%
	Illinois	4.85%
	Colorado	4.17%
	North Carolina	3.19%
Number of States (including DC)	50	
Largest Zip Code Concentration	55412	0.63%
Loans with Mortgage Insurance	71.21%	
Loans with Active Prepayment Penalties		81.50%

Credit Score Distribution of the Group II-A Loans

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
499 or less	9	$1,109,044	0.55%
500 – 519	13	1,342,253	0.67
520 - 539	62	5,808,967	2.89
540 - 559	165	19,294,134	9.61
560 - 579	210	23,924,402	11.92
580 - 599	208	25,851,431	12.88
600 - 619	324	41,697,128	20.78
620 - 639	245	31,324,983	15.61
640 - 659	154	19,110,115	9.52
660 - 679	123	15,397,002	7.67
680 - 699	54	6,570,300	3.27
700 - 719	25	3,181,884	1.59
720 - 739	19	2,567,041	1.28
740 - 759	11	1,407,400	0.70
760 or greater	12	1,355,331	0.68
Subtotal with Credit Scores	**1,634**	**$199,941,415**	**99.63%**
Not Available[1]	14	744,321	0.37
TOTAL	**1,648**	**$200,685,735**	**100.00%**

[1] Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group II-A Loans

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
$1 - $100,000	683	$46,891,251	23.37%
$100,001 - $200,000	787	110,405,724	55.01
$200,001 - $300,000	167	39,968,340	19.92
$300,001 - $400,000	11	3,420,420	1.70
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group II-A Loans

Range of Net Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.499%	2	$233,849	0.12%
3.500% - 3.999%	20	3,119,712	1.55
4.000% - 4.499%	78	10,912,209	5.44
4.500% - 4.999%	201	28,921,963	14.41
5.000% - 5.499%	316	42,135,927	21.00
5.500% - 5.999%	280	32,282,399	16.09
6.000% - 6.499%	172	19,892,665	9.91
6.500% - 6.999%	145	16,164,857	8.05
7.000% - 7.499%	128	16,571,479	8.26
7.500% - 7.999%	111	12,240,635	6.10
8.000% - 8.499%	93	10,175,587	5.07
8.500% - 8.999%	58	4,913,238	2.45
9.000% - 9.499%	26	1,961,335	0.98
9.500% - 9.999%	8	603,892	0.30
10.000% - 10.499%	7	353,550	0.18
10.500% - 10.999%	1	83,223	0.04
11.000% - 11.499%	1	55,250	0.03
11.500% - 11.999%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Mortgage Rates of the Group II-A Loans

Range of Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.500% - 3.999%	1	$14,329	0.01%
5.000% - 5.499%	1	136,321	0.07
5.500% - 5.999%	22	4,312,688	2.15
6.000% - 6.499%	47	6,727,664	3.35
6.500% - 6.999%	175	24,850,885	12.38
7.000% - 7.499%	213	29,537,746	14.72
7.500% - 7.999%	446	57,751,575	28.78
8.000% - 8.499%	288	33,114,216	16.50
8.500% - 8.999%	242	26,106,817	13.01
9.000% - 9.499%	119	10,719,472	5.34
9.500% - 9.999%	64	5,406,514	2.69
10.000% - 10.499%	16	1,235,687	0.62
10.500% - 10.999%	9	419,631	0.21
11.000% - 11.499%	1	77,700	0.04
11.500% - 11.999%	3	210,527	0.10
12.000% - 12.499%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Original Loan-to-Value Ratios of the Group II-A Loans

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

0.01% - 50.00%	49	$4,705,583	2.34%
50.01% - 55.00%	9	925,092	0.46
55.01% - 60.00%	28	2,708,949	1.35
60.01% - 65.00%	49	5,143,237	2.56
65.01% - 70.00%	97	10,914,336	5.44
70.01% - 75.00%	139	17,082,355	8.51
75.01% - 80.00%	512	62,283,342	31.04
80.01% - 85.00%	255	32,799,057	16.34
85.01% - 90.00%	403	50,728,883	25.28
90.01% - 95.00%	107	13,394,901	6.67
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Geographic Distribution of Mortgaged Properties of the Group II-A Loans

State or Territory	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Minnesota	184	$25,921,798	12.92%
California	131	22,747,606	11.33
Michigan	162	17,874,395	8.91
Florida	108	12,730,780	6.34
Wisconsin	119	12,395,495	6.18
Illinois	81	9,735,334	4.85
Colorado	51	8,377,623	4.17
North Carolina	55	6,398,324	3.19
All Other States	757	84,504,380	42.11
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Mortgage Loan Purpose of the Group II-A Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Equity Refinance	1,012	$128,118,647	63.84%
Purchase	536	60,535,612	30.16
Rate/Term Refinance	100	12,031,476	6.00
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Type of the Group II-A Loans

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Full Documentation	1,310	$155,900,217	77.68%
Reduced Documentation	338	44,785,519	22.32
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Occupancy Types of the Group II-A Loans

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Primary Residence	1,382	$171,913,294	85.66%
Non-Owner Occupied	250	26,874,079	13.39
Second Home/Vacation Home	16	1,898,362	0.95
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Mortgaged Property Types of the Group II-A Loans

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Single-family detached	1,401	$167,054,184	83.24%
Two to Four Family Units	97	11,938,994	5.95
Planned Unit Development (detached)	54	8,536,058	4.25
Condo Low-Rise (less than 5 stories)	48	5,954,204	2.97
Planned Unit Development (attached)	31	5,068,786	2.53
Townhouse	16	2,078,693	1.04
Condo Mid-Rise (5 to 8 stories)	1	54,816	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Grades of the Group II-A Loans

Credit Grades	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
A4	701	$88,988,337	44.34%
AX	401	51,563,324	25.69
AM	269	31,988,498	15.94
B	157	16,310,380	8.13
C	96	9,995,415	4.98
CM	24	1,839,781	0.92
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Prepayment Penalty Terms of the Group II-A Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
None	293	$36,889,253	18.38%
12 Months	76	10,192,946	5.08
24 Months	687	86,726,850	43.22
36 Months	538	61,273,578	30.53
48 Months	3	244,100	0.12
60 Months	45	4,663,300	2.32
Other (1)	6	695,709	0.35
TOTAL	**1,648**	**$200,685,735**	**100.00%**

(1) *Not 0, 12, 24, 36, 48, or 60 months and not more than 60 months.*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margins of the Group II-A Loans

Range of Note Margins	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
1.000% - 1.499%	1	$194,650	0.10%
1.500% - 1.999%	1	14,329	0.01
3.000% - 3.499%	1	96,785	0.05
4.000% - 4.499%	5	988,071	0.49
4.500% - 4.999%	19	3,618,297	1.80
5.000% - 5.499%	15	2,125,119	1.06
5.500% - 5.999%	40	5,544,920	2.76
6.000% - 6.499%	49	6,588,037	3.28
6.500% - 6.999%	246	35,683,926	17.78
7.000% - 7.499%	180	22,747,353	11.33
7.500% - 7.999%	301	37,459,784	18.67
8.000% - 8.499%	320	38,236,409	19.05
8.500% - 8.999%	276	29,079,444	14.49
9.000% - 9.499%	100	9,810,479	4.89
9.500% - 9.999%	47	4,906,829	2.45
10.000% - 10.499%	29	2,255,195	1.12
10.500% - 10.999%	12	897,232	0.45
11.000% - 11.499%	5	374,914	0.19
13.500% - 13.999%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

Maximum Mortgage Rates of the Group II-A Loans

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
11.000% - 11.999%	17	$3,546,930	1.77%
12.000% - 12.999%	151	21,228,220	10.58
13.000% - 13.999%	617	82,515,818	41.12
14.000% - 14.999%	563	65,060,644	32.42
15.000% - 15.999%	245	23,653,334	11.79
16.000% - 16.999%	48	4,213,098	2.10
17.000% - 17.999%	5	348,477	0.17
18.000% - 18.999%	1	55,250	0.03
19.000% - 19.999%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Minimum Mortgage of the Group II-A Loans

Range of Minimum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.999%	1	$96,785	0.05%
4.000% - 4.999%	1	128,250	0.06
5.000% - 5.999%	25	4,596,630	2.29
6.000% - 6.999%	154	22,463,096	11.19
7.000% - 7.999%	566	74,915,950	37.33
8.000% - 8.999%	660	75,668,684	37.71
9.000% - 9.999%	186	18,721,359	9.33
10.000% -10.999%	47	3,528,799	1.76
11.000% -11.999%	7	502,218	0.25
13.000% -13.999%	1	63,963	0.03
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Rate Adjustment Dates of the Group II-A Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
May 2003	2	$104,092	0.05%
June 2003	1	42,843	0.02
July 2003	2	327,778	0.16
September 2003	1	77,915	0.04
October 2003	1	39,820	0.02
November 2003	1	103,025	0.05
December 2003	1	76,562	0.04
February 2004	1	217,717	0.11
March 2004	1	138,615	0.07
April 2004	4	558,335	0.28
May 2004	1	110,985	0.06
June 2004	1	67,915	0.03
July 2004	1	108,690	0.05
September 2004	1	54,488	0.03
October 2004	1	148,281	0.07
November 2004	4	316,764	0.16
December 2004	4	763,665	0.38
January 2005	33	4,418,813	2.20
February 2005	57	7,074,810	3.53
March 2005	295	38,182,024	19.03
April 2005	636	78,657,369	39.19
May 2005	111	13,534,797	6.74
June 2005	3	274,382	0.14
September 2005	2	218,621	0.11
October 2005	2	121,052	0.06
November 2005	1	90,605	0.05
December 2005	2	373,977	0.19
January 2006	6	618,161	0.31
February 2006	12	1,176,533	0.59
March 2006	60	6,959,116	3.47
April 2006	305	34,266,299	17.07
May 2006	95	11,461,686	5.71
TOTAL	**1,648**	**$200,685,735**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP II-B MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cutoff Date Aggregate Principal Balance	$201,035,716.99		
Number of Loans	1,340		
Average Current Loan Balance	$150,026.65	$21,250.00	$650,000.00
(1) Weighted Average Original Loan-to-Value Ratio	81.96%	13.00%	95.00%
(1) Weighted Average Mortgage Rate	7.959%	5.300%	12.150%
(1) Weighted Average Net Mortgage Rate	6.194%	3.120%	11.570%
(1) Weighted Average Note Margin	7.558%	4.050%	11.733%
(1) Weighted Average Maximum Mortgage Rate	14.285%	11.300%	19.090%
(1) Weighted Average Minimum Mortgage Rate	7.935%	4.625%	12.150%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	26	8	37
(1) Weighted Average Remaining Term to Maturity (months)	360	355	360
(1) (2) Weighted Average Credit Score	611	468	797

(1) Weighted Average reflected in Total.
(2) 99.76% of the Group II-C Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	79.18%
	Planned Unit Developments (detached)	10.21%
	Two to Four Family Units	4.51%
	Condo Low-Rise (less than 5 stories)	2.80%
	Planned Unit Developments (attached)	1.23%
	Manufactured Housing	1.22%
	Townhouse	0.75%
	Leasehold	0.09%
Occupancy Status	Primary Residence	92.58%
	Non-Owner Occupied	5.99%
	Second Home/Vacation Home	1.44%
Geographic Distribution	California	22.17%
	Michigan	7.92%
	Florida	6.56%
	Illinois	5.52%
	Texas	5.35%
	Massachusetts	3.86%
	Georgia	3.77%
	Arizona	3.36%
	North Carolina	3.06%
Number of States	48	
Largest Zip Code Concentration	98024	0.55%
Loans with Mortgage Insurance	69.56%	
Loans with Active Prepayment Penalties		82.03%

Credit Score Distribution of the Group II-B Loans

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
499 or less	12	$1,089,579	0.54%
500 - 519	43	4,839,688	2.41
520 - 539	88	9,049,388	4.50
540 - 559	148	16,639,025	8.28
560 - 579	206	25,936,865	12.90
580 - 599	170	24,266,110	12.07
600 - 619	244	36,869,764	18.34
620 - 639	167	30,085,390	14.97
640 - 659	100	19,985,399	9.94
660 - 679	58	11,857,149	5.90
680 - 699	41	8,679,952	4.32
700 - 719	16	3,388,960	1.69
720 - 739	20	3,830,981	1.91
740 - 759	12	2,454,666	1.22
760 or greater	8	1,577,736	0.78
Subtotal with Credit Scores	**1,333**	**$ 200,550,652**	**99.76%**
Not Available[(1)]	7	485,065	0.24
TOTAL	**1,340**	**$201,035,717**	**100.00%**

[(1)] Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group II-B Loans

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
$1 - $100,000	541	$37,371,455	18.59%
$100,001 - $200,000	495	71,994,156	35.81
$200,001 - $300,000	170	41,061,559	20.43
$300,001 - $400,000	108	37,999,903	18.90
$400,001 - $500,000	16	7,145,144	3.55
$500,001 - $600,000	9	4,813,500	2.39
$600,001 - $700,000	1	650,000	0.32
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Net Mortgage Rates of the Group II-B Loans

Range of Net Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.499%	13	$3,643,368	1.81%
3.500% - 3.999%	23	6,182,989	3.08
4.000% - 4.499%	34	9,348,518	4.65
4.500% - 4.999%	121	24,189,107	12.03
5.000% - 5.499%	198	35,530,396	17.67
5.500% - 5.999%	180	28,960,828	14.41
6.000% - 6.499%	148	21,960,224	10.92
6.500% - 6.999%	84	13,325,718	6.63
7.000% - 7.499%	158	19,693,064	9.80
7.500% - 7.999%	106	12,291,450	6.11
8.000% - 8.499%	67	6,963,966	3.46
8.500% - 8.999%	71	7,314,902	3.64
9.000% - 9.499%	69	6,748,050	3.36
9.500% - 9.999%	39	2,924,772	1.45
10.000% - 10.499%	14	1,045,834	0.52
10.500% - 10.999%	11	569,332	0.28
11.000% - 11.499%	2	182,000	0.09
11.500% - 11.999%	2	161,200	0.08
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Mortgage Rates of the Group II-B Loans

Range of Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
5.000% - 5.499%	2	$555,592	0.28%
5.500% - 5.999%	46	12,722,312	6.33
6.000% - 6.499%	35	9,477,402	4.71
6.500% - 6.999%	82	21,287,105	10.59
7.000% - 7.499%	158	28,683,615	14.27
7.500% - 7.999%	244	40,837,894	20.31
8.000% - 8.499%	175	23,038,998	11.46
8.500% - 8.999%	167	21,153,248	10.52
9.000% - 9.499%	109	13,903,338	6.92
9.500% - 9.999%	193	19,461,810	9.68
10.000% - 10.499%	66	5,699,705	2.84
10.500% - 10.999%	39	2,835,257	1.41
11.000% - 11.499%	16	834,094	0.41
11.500% - 11.999%	4	277,888	0.14
12.000% - 12.499%	4	267,459	0.13
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Original Loan-to-Value Ratios of the Group II-B Loans

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical	Percent of Aggregate Principal Balance Outstanding as of the

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

		Cutoff Date	Statistical Cutoff Date
0.01% - 50.00%	30	$2,360,058	1.17%
50.01% - 55.00%	6	382,425	0.19
55.01% - 60.00%	21	2,507,256	1.25
60.01% - 65.00%	41	5,251,437	2.61
65.01% - 70.00%	77	9,133,428	4.54
70.01% - 75.00%	101	12,195,426	6.07
75.01% - 80.00%	437	74,010,822	36.81
80.01% - 85.00%	263	37,324,162	18.57
85.01% - 90.00%	273	41,547,769	20.67
90.01% - 95.00%	91	16,322,935	8.12
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Geographic Distribution of Mortgaged Properties of the Group II-B Loans

State or Territory	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
California	185	$44,569,115	22.17%
Michigan	144	15,922,331	7.92
Florida	98	13,180,299	6.56
Illinois	69	11,087,172	5.52
Texas	74	10,758,143	5.35
Massachusetts	33	7,754,186	3.86
Georgia	45	7,570,300	3.77
Arizona	40	6,748,974	3.36
North Carolina	48	6,146,874	3.06
All Other States	604	77,298,323	38.45
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group II-B Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Equity Refinance	750	$103,789,523	51.63%
Purchase	512	83,666,781	41.62
Rate/Term Refinance	78	13,579,414	6.75
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Mortgage Loan Documentation Type of the Group II-B Loans

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Full Documentation	1,111	$164,788,584	81.97%
Reduced Documentation	229	36,247,133	18.03
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Occupancy Types of the Group II-B Loans

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Primary Residence	1,217	$186,110,026	92.58%
Non-Owner Occupied	111	12,032,408	5.99
Second Home/Vacation Home	12	2,893,283	1.44
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group II-B Loans

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Single-family detached	1,101	$159,187,153	79.18%
Planned Unit Developments (detached)	90	20,532,023	10.21
Two to Four Family Units	58	9,074,536	4.51
Condo Low-Rise (less than 5 stories)	40	5,630,310	2.80
Planned Unit Developments (attached)	10	2,476,263	1.23
Manufactured Housing	29	2,453,135	1.22
Townhouse	11	1,498,548	0.75
Leasehold	1	183,750	0.09
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Credit Grades of the Group II-B Loans

Credit Grades	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
A4	471	$81,674,048	40.63%
AX	299	52,808,347	26.27
AM	256	33,230,528	16.53
B	185	20,944,664	10.42
C	82	7,888,805	3.92
CM	47	4,489,325	2.23
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Prepayment Penalty Terms of the Group II-B Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
None	198	$36,123,611	17.97%
12 Months	74	13,485,809	6.71
24 Months	631	102,461,971	50.97
36 Months	366	42,265,298	21.02
60 Months	63	5,919,025	2.94
Other [1]	8	780,003	0.39
TOTAL	1,340	$201,035,717	100.00%

[1] *Not 0, 12, 24, 36 or 60 months and not more than 60 months.*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margins of the Group II-B Loans

Range of Note Margins	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
4.000% - 4.499%	11	$3,183,392	1.58%
4.500% - 4.999%	26	6,859,976	3.41
5.000% - 5.499%	24	7,281,966	3.62
5.500% - 5.999%	40	9,502,407	4.73
6.000% - 6.499%	46	11,712,941	5.83
6.500% - 6.999%	154	30,128,281	14.99
7.000% - 7.499%	156	24,576,180	12.22
7.500% - 7.999%	202	31,142,530	15.49
8.000% - 8.499%	207	27,756,936	13.81
8.500% - 8.999%	136	16,363,072	8.14
9.000% - 9.499%	178	18,770,700	9.34
9.500% - 9.999%	80	7,671,911	3.82
10.000% - 10.499%	43	3,825,421	1.90
10.500% - 10.999%	28	1,763,542	0.88
11.000% - 11.499%	6	341,863	0.17
11.500% - 11.999%	3	154,600	0.08
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Maximum Mortgage Rates of the Group II-B Loans

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
11.000% - 11.999%	41	$10,961,871	5.45%
12.000% - 12.999%	73	20,369,162	10.13
13.000% - 13.999%	325	57,613,190	28.66
14.000% - 14.999%	381	55,393,131	27.55
15.000% - 15.999%	313	36,499,158	18.16
16.000% - 16.999%	154	15,990,372	7.95
17.000% - 17.999%	48	3,920,123	1.95
18.000% - 18.999%	4	190,709	0.09
19.000% - 19.999%	1	98,000	0.05
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Minimum Mortgage of the Group II-B Loans

Range of Minimum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
4.000% - 4.999%	5	$1,507,200	0.75%
5.000% - 5.999%	56	14,156,620	7.04
6.000% - 6.999%	121	28,847,385	14.35
7.000% - 7.999%	381	66,544,321	33.10
8.000% - 8.999%	355	49,388,643	24.57
9.000% - 9.999%	287	30,063,572	14.95
10.000% -10.999%	110	9,135,044	4.54
11.000% -11.999%	22	1,223,474	0.61
12.000% -12.999%	3	169,459	0.08
TOTAL	**1,340**	**$201,035,717**	**100.00%**

Next Interest Rate Adjustment Dates of the Group II-B Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
December 2003	1	$ 93,954	0.05%
November 2004	1	320,058	0.16
December 2004	2	237,828	0.12
January 2005	9	1,497,037	0.74
February 2005	35	6,004,386	2.99
March 2005	245	39,916,249	19.86
April 2005	625	101,667,927	50.57
May 2005	71	9,811,153	4.88
November 2005	1	195,259	0.10
January 2006	1	267,398	0.13
February 2006	3	584,660	0.29
March 2006	54	6,043,747	3.01
April 2006	242	29,181,886	14.52
May 2006	50	5,214,175	2.59
TOTAL	**1,340**	**$201,035,717**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group II-A

Loan Number	Aggregate Principal Balance ($)	Mortgage Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Age (Months)	Gross Margin (%)	Months to Next Rate Adjustment Date	Months Between Rate Adjustment Dates	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	*Lifetime* Minimum Rate (%)	*Lifetime* Maximum Rate (%)
II-A-1	163,926,083.38	7.808	6.063	360	359	1	7.496	23	6	2.882	1.108	7.870	14.082
II-A-2	86,073,916.62	7.855	6.022	360	360	0	8.112	34	6	2.952	1.024	8.187	13.935

Loan Group II-B

Loan Number	Aggregate Principal Balance ($)	Mortgage Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Age (Months)	Gross Margin (%)	Months to Next Rate Adjustment Date	Months Between Rate Adjustment Dates	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Lifetime Minimum Rate (%)	Lifetime Maximum Rate (%)
II-B-1	148,966,006.11	7.803	6.062	360	360	0	7.386	24	6	2.900	1.143	7.792	14.152
II-B-2	51,033,993.89	8.414	6.581	360	360	0	8.058	34	6	2.904	1.082	8.353	14.672

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP III MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cutoff Date Aggregate Principal Balance	$200,782,811.93		
Number of Loans	1,638		
Average Current Loan Balance	$122,578.03	$18,000.00	$320,000.00
[1] Weighted Average Original Loan-to-Value Ratio	81.31%	16.00%	95.00%
[1] Weighted Average Mortgage Rate	7.788%	4.950%	9.379%
[1] Weighted Average Net Mortgage Rate	6.071%	3.245%	8.878%
[1] Weighted Average Note Margin	7.325%	3.850%	10.150%
[1] Weighted Average Maximum Mortgage Rate	14.071%	10.950%	16.375%
[1] Weighted Average Minimum Mortgage Rate	7.744%	4.375%	10.150%
[1] Weighted Average Term to Next Rate Adjustment Rate (months)	27	19	37
[1] Weighted Average Remaining Term to Maturity (months)	360	355	360
[1] [2] Weighted Average Credit Score	609	453	784

[1] Weighted Average reflected in Total.
[2] 99.84% of the Group II-B Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	82.44%
	Planned Unit Development (detached)	6.81%
	Two to Four Family Units	5.11%
	Condo Low-Rise (less than 5 stories)	2.98%
	Planned Unit Development (attached)	1.75%
	Townhouse	0.90%
Occupancy Status	Primary Residence	92.99%
	Non-Owner Occupied	6.66%
	Second Home/Vacation Home	0.34%
Geographic Distribution	California	10.76%
	Florida	7.87%
	Texas	5.96%
	Michigan	5.28%
	Massachusetts	5.18%
	Illinois	4.62%
	Ohio	4.25%
	Minnesota	3.62%
	Arizona	3.33%
	Georgia	3.19%
Number of States	47	
Largest Zip Code Concentration	02301	0.35%
Loans with Mortgage Insurance	65.85%	
Loans with Active Prepayment Penalties		85.25%

Credit Score Distribution of the Group III Loans

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
499 or less	6	$639,947	0.32%
500 - 519	23	2,960,961	1.47
520 - 539	83	9,183,613	4.57
540 - 559	139	16,587,387	8.26
560 - 579	231	26,129,587	13.01
580 - 599	234	29,352,952	14.62
600 - 619	312	38,807,245	19.33
620 - 639	245	30,406,356	15.14
640 - 659	154	20,288,018	10.10
660 - 679	84	10,016,567	4.99
680 - 699	47	6,938,294	3.46
700 - 719	40	5,119,983	2.55
720 - 739	16	1,768,351	0.88
740 - 759	8	885,816	0.44
760 or greater	12	1,385,734	0.69
Subtotal with Credit Scores	**1,634**	**$200,470,812**	**99.84%**
Not Available[1]	4	312,000.00	0.16
TOTAL	**1,638**	**$200,782,812**	**100.00%**

[1] Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Group III Loans

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
$1 - $100,000	697	$51,447,584	25.62%
$100,001 - $200,000	760	105,174,127	52.38
$200,001 - $300,000	169	40,470,824	20.16
$300,001 - $400,000	12	3,690,276	1.84
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group III Loans

Range of Net Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.499%	13	$1,851,215	0.92%
3.500% - 3.999%	50	6,986,387	3.48
4.000% - 4.499%	120	18,013,239	8.97
4.500% - 4.999%	153	21,096,306	10.51
5.000% - 5.499%	180	23,490,347	11.70
5.500% - 5.999%	225	27,084,835	13.49
6.000% - 6.499%	253	30,372,445	15.13
6.500% - 6.999%	230	25,535,719	12.72
7.000% - 7.499%	117	13,856,093	6.90
7.500% - 7.999%	96	11,443,939	5.70
8.000% - 8.499%	140	14,548,176	7.25
8.500% - 8.999%	61	6,504,112	3.24
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Mortgage Rates of the Group III Loans

Range of Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
4.500% - 4.999%	1	$248,000	0.12%
5.000% - 5.499%	3	558,400	0.28
5.500% - 5.999%	49	7,466,540	3.72
6.000% - 6.499%	72	10,181,790	5.07
6.500% - 6.999%	229	33,119,059	16.49
7.000% - 7.499%	165	22,287,875	11.10
7.500% - 7.999%	302	37,750,373	18.80
8.000% - 8.499%	265	30,635,427	15.26
8.500% - 8.999%	350	38,525,636	19.19
9.000% - 9.499%	202	20,009,712	9.97
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group III Loans

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
0.01% - 50.00%	37	$3,483,727	1.74%
50.01% - 55.00%	17	2,189,065	1.09
55.01% - 60.00%	43	5,115,535	2.55
60.01% - 65.00%	36	4,471,338	2.23
65.01% - 70.00%	69	8,149,370	4.06
70.01% - 75.00%	129	17,055,668	8.49
75.01% - 80.00%	554	64,058,251	31.90
80.01% - 85.00%	297	36,743,688	18.30
85.01% - 90.00%	317	40,734,867	20.29
90.01% - 95.00%	139	18,781,304	9.35
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Geographic Distribution of Mortgaged Properties of the Group III Loans

State or Territory	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
California	126	$21,610,825	10.76%
Florida	146	15,806,816	7.87
Texas	115	11,966,875	5.96
Michigan	102	10,607,248	5.28
Massachusetts	55	10,392,975	5.18
Illinois	71	9,274,874	4.62
Ohio	87	8,529,174	4.25
Minnesota	53	7,275,291	3.62
Arizona	53	6,680,147	3.33
Georgia	47	6,399,785	3.19
All Other States	783	92,238,801	45.94
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group III Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Equity Refinance	1,020	$132,712,001	66.10%
Purchase	545	58,440,454	29.11
Rate/Term Refinance	73	9,630,357	4.80
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Mortgage Loan Documentation Type of the Group III Loans

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Full Documentation	1,411	$169,841,602	84.59%
Reduced Documentation	227	30,941,210	15.41
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Occupancy Types of the Group III Loans

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Primary Residence	1,501	$186,717,775	92.99%
Non-Owner Occupied	131	13,381,999	6.66
Second Home/Vacation Home	6	683,038	0.34
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group III Loans

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Single-family detached	1,378	$165,532,770	82.44%
Planned Unit Development (detached)	91	13,667,971	6.81
Two to Four Family Units	70	10,260,523	5.11
Condo Low-Rise (less than 5 stories)	54	5,983,564	2.98
Planned Unit Development (attached)	24	3,522,826	1.75
Townhouse	21	1,815,158	0.90
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Credit Grades of the Group III Loans

Credit Grades	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
A4	592	$73,959,736	36.84%
AX	464	58,656,361	29.21
AM	320	38,030,480	18.94
B	176	20,181,966	10.05
C	72	8,105,520	4.04
CM	14	1,848,748	0.92
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Prepayment Penalty Terms of the Group III Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
None	216	$29,624,685	14.75%
12 Months	83	12,572,955	6.26
24 Months	808	100,352,358	49.98
36 Months	509	56,002,702	27.89
60 Months	13	1,547,812	0.77
Other (1)	9	682,300	0.34
TOTAL	**1,638**	**$200,782,812**	**100.00%**

(1) *Not 0, 12, 24, 36, or 60 months and not more than 60 months.*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margins of the Group III Loans

Range of Note Margins	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.500% - 3.999%	1	$248,000	0.12%
4.000% - 4.499%	7	1,519,400	0.76
4.500% - 4.999%	32	4,224,736	2.10
5.000% - 5.499%	56	7,606,996	3.79
5.500% - 5.999%	81	12,703,015	6.33
6.000% - 6.499%	129	18,220,060	9.07
6.500% - 6.999%	203	26,383,024	13.14
7.000% - 7.499%	245	30,827,799	15.35
7.500% - 7.999%	280	33,190,767	16.53
8.000% - 8.499%	327	36,580,280	18.22
8.500% - 8.999%	232	24,600,735	12.25
9.000% - 9.499%	33	3,466,833	1.73
9.500% - 9.999%	9	753,167	0.38
10.000% - 10.499%	3	458,000	0.23
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Maximum Mortgage Rates of the Group III Loans

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
10.000% - 10.999%	1	$248,000	0.12%
11.000% - 11.999%	44	6,862,340	3.42
12.000% - 12.999%	215	31,240,994	15.56
13.000% - 13.999%	414	57,349,941	28.56
14.000% - 14.999%	584	65,537,795	32.64
15.000% - 15.999%	303	32,015,765	15.95
16.000% - 16.999%	77	7,527,977	3.75
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Minimum Mortgage of the Group III Loans

Range of Minimum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
4.000% - 4.999%	15	$1,911,917	0.95%
5.000% - 5.999%	69	10,304,809	5.13
6.000% - 6.999%	266	37,396,738	18.63
7.000% - 7.999%	488	62,868,369	31.31
8.000% - 8.999%	610	69,463,773	34.60
9.000% - 9.999%	187	18,379,206	9.15
10.000% -10.999%	3	458,000	0.23
TOTAL	**1,638**	**$200,782,812**	**100.00%**

Next Interest Rate Adjustment Dates of the Group III Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
November 2004	1	$67,801	0.03%
January 2005	8	1,363,491	0.68
February 2005	18	2,325,864	1.16
March 2005	161	20,050,915	9.99
April 2005	960	119,759,840	59.65
May 2005	26	3,149,418	1.57
January 2006	2	219,488	0.11
February 2006	9	1,119,816	0.56
March 2006	84	9,999,494	4.98
April 2006	365	42,330,335	21.08
May 2006	4	396,350	0.20
TOTAL	**1,638**	**$200,782,812**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group III

Loan Number	Aggregate Principal Balance ($)	Mortgage Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Age (Months)	Gross Margin (%)	Months to Next Rate Adjustment Date	Months Between Rate Adjustment Dates	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Lifetime Minimum Rate (%)	Lifetime Maximum Rate (%)
III-1	143,008,169.40	7.696	6.053	360	360	0	7.234	24	6	2.843	1.109	7.693	14.012
III-2	56,991,830.60	8.019	6.116	360	360	0	7.552	35	6	2.934	1.081	7.873	14.220

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$1,300,000,000 *(Approximate)*

RASC Series 2003-KS4 Trust
Issuer

Residential Asset Securities Corporation
Depositor

Residential Funding Corporation
Master Servicer

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2003-KS4

May 7, 2003 (Combined Collateral Tables)

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Cutoff Date Aggregate Principal Balance	$1,234,931,021.55		
Number of Loans	10,949		
Average Current Loan Balance	$112,789.39	$8,331.36	$650,000.00
[1] Weighted Average Original Loan-to-Value Ratio	78.15%	5.00	95.00%
[1] Weighted Average Mortgage Rate	7.965%	3.875%	14.500%
[1] Weighted Average Net Mortgage Rate	6.105%	3.120%	11.870%
[1] Weighted Average Note Margin	7.530%	1.250%	13.550%
[1] Weighted Average Maximum Mortgage Rate	14.130%	11.150%	19.450%
[1] Weighted Average Minimum Mortgage Rate	7.890%	1.500%	13.550%
[1] Weighted Average Term to Next Rate Adjustment Rate (months)	27	1	37
[1] Weighted Average Remaining Term to Maturity (months)	342	59	360
[1] [2] Weighted Average Credit Score	617	453	810

[1] Weighted Average reflected in Total.

[2] 99.83% of the Aggregate Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed	51.21%
	Adjustable	48.79%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	97.45%
	Second	2.55%
Property Type	Single-family detached	81.38%
	Planned Unit Development (detached)	6.46%
	Two to Four Family Unites	6.02%
	Condo Low-Rise (less than 5 stories)	2.64%
	Planned Unit Development (attached)	1.61%
	Townhouse	0.96%
	Manufact6ured Housing	0.77%
	Townhouse (2-4 Units)	0.10%
	Condo High-Rise (9 stories or more)	0.04%
	Leasehold	0.02%
	Condo Mid-Rise (5 to 8 stories)	0.01%
Occupancy Status	Primary Residence	89.97%
	Non-Owner Occupied	8.63%
	Second Home/Vacation Home	1.40%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS
(Cont'd)

Geographic Distribution	California	15.62%
	Florida	7.89%
	Texas	6.28%
	Michigan	5.25%
	Minnesota	3.90%
	Illinois	3.84%
	New York	3.76%
	Massachusetts	3.50%
	Ohio	3.09%
Number of States (including DC)	51	
Largest Zip Code Concentration	48228	0.10%
Loans with Mortgage Insurance	63.86%	
Loans with Active Prepayment Penalties		76.07%

Credit Score Distribution of the Aggregate Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
499 or less	88	$6,721,960	0.54%
500 – 519	207	17,241,394	1.40
520 - 539	488	40,544,544	3.28
540 - 559	927	88,395,815	7.16
560 - 579	1,231	122,370,797	9.91
580 - 599	1,390	151,097,927	12.24
600 - 619	2,052	237,640,924	19.24
620 - 639	1,678	199,249,787	16.13
640 - 659	1,180	151,393,842	12.26
660 - 679	741	93,766,473	7.59
680 - 699	393	51,273,776	4.15
700 - 719	219	29,508,186	2.39
720 - 739	157	20,632,860	1.67
740 - 759	71	10,088,833	0.82
760 or greater	91	12,914,317	1.05
Subtotal with Credit Scores	**10,913**	**1,232,841,433**	**99.83**
Not Available[1]	36	2,089,588	0.17
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

[1] Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Aggregate Mortgage Loans

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
$1 - $100,000	5,905	$344,830,913	27.92%
$100,001 - $200,000	3,721	521,781,977	42.25
$200,001 - $300,000	954	229,387,075	18.57
$300,001 - $400,000	290	102,113,066	8.27
$400,001 - $500,000	63	28,200,933	2.28
$500,001 - $600,000	15	7,967,056	0.65
$600,001 - $700,000	1	650,000	0.05
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

Net Mortgage Rates of the Aggregate Mortgage Loans

Range of Net Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.499%	28	$5,728,432	0.95%
3.500% - 3.999%	93	16,289,088	2.70
4.000% - 4.499%	232	38,273,966	6.35
4.500% - 4.999%	475	74,207,376	12.32
5.000% - 5.499%	694	101,156,671	16.79
5.500% - 5.999%	685	88,328,061	14.66
6.000% - 6.499%	573	72,225,334	11.99
6.500% - 6.999%	459	55,026,294	9.13
7.000% - 7.499%	403	50,120,636	8.32
7.500% - 7.999%	313	35,976,024	5.97
8.000% - 8.499%	300	31,687,729	5.26
8.500% - 8.999%	190	18,732,251	3.11
9.000% - 9.499%	95	8,709,385	1.45
9.500% - 9.999%	47	3,528,663	0.59
10.000% - 10.499%	21	1,399,384	0.23
10.500% - 10.999%	12	652,556	0.11
11.000% - 11.499%	3	237,250	0.04
11.500% - 11.999%	3	225,163	0.04
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Aggregate Mortgage Loans

Range of Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.500% - 3.999%	1	$14,329	0.00%
4.500% - 4.999%	1	248,000	0.02
5.000% - 5.499%	7	1,361,188	0.11
5.500% - 5.999%	148	31,918,387	2.58
6.000% - 6.499%	284	55,207,816	4.47
6.500% - 6.999%	1,051	184,308,338	14.92
7.000% - 7.499%	1,038	153,503,211	12.43
7.500% - 7.999%	2,056	271,268,527	21.97
8.000% - 8.499%	1,454	163,075,090	13.21
8.500% - 8.999%	1,819	178,235,363	14.43
9.000% - 9.499%	962	87,007,058	7.05
9.500% - 9.999%	680	54,274,067	4.39
10.000% - 10.499%	252	17,733,279	1.44
10.500% - 10.999%	264	12,797,723	1.04
11.000% - 11.499%	122	4,955,600	0.40
11.500% - 11.999%	134	4,642,556	0.38
12.000% - 12.499%	102	2,873,202	0.23
12.500% - 12.999%	134	3,208,782	0.26
13.000% - 13.499%	14	417,169	0.03
13.500% - 13.999%	418	7,748,775	0.63
14.000% - 14.499%	5	68,970	0.01
14.500% - 14.999%	3	63,593	0.01
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

Original Loan-to-Value Ratios of the Aggregate Mortgage Loans

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
0.01% - 50.00%	1,644	$67,150,057	5.44%
50.01% - 55.00%	160	16,930,062	1.37
55.01% - 60.00%	250	28,047,426	2.27
60.01% - 65.00%	371	43,580,867	3.53
65.01% - 70.00%	626	74,156,016	6.00
70.01% - 75.00%	924	111,490,104	9.03
75.01% - 80.00%	2,955	378,163,203	30.62
80.01% - 85.00%	1,521	191,547,262	15.51
85.01% - 90.00%	1,906	245,517,087	19.88
90.01% - 95.00%	592	78,348,941	6.34
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographic Distribution of Mortgaged Properties of the Aggregate Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
California	997	$192,905,304	15.62%
Florida	941	97,392,409	7.89
Texas	957	77,539,046	6.28
Michigan	685	64,795,845	5.25
Minnesota	341	48,206,396	3.90
Illinois	388	47,360,929	3.84
New York	277	46,411,418	3.76
Massachusetts	222	43,236,756	3.50
Ohio	447	38,164,678	3.09
All Other States	5,694	578,918,240	46.88
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

Mortgage Loan Purpose of the Aggregate Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Equity Refinance	6,749	$819,364,882	66.35%
Purchase	3,413	320,269,975	25.93
Rate/Term Refinance	787	95,296,165	7.72
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

Mortgage Loan Documentation Type of the Aggregate Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Full Documentation	9,030	$992,073,891	80.33%
Reduced Documentation	1,919	242,857,131	19.67
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Types of the Aggregate Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Primary Residence	9,694	$1,111,051,425	89.97%
Non-Owner Occupied	1,099	106,564,212	8.63
Second Home/Vacation Home	156	17,315,385	1.40
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

Mortgaged Property Types of the Aggregate Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
Single-family detached	9,188	$1,005,043,672	81.38%
Planned Unit Development (detached)	532	79,783,418	6.46
Two to Four Family Unites	516	74,322,267	6.02
Condo Low-Rise (less than 5 stories)	287	32,610,182	2.64
Planned Unit Development (attached)	147	19,875,005	1.61
Townhouse	135	11,836,276	0.96
Manufact6ured Housing	132	9,448,860	0.77
Townhouse (2-4 Units)	5	1,205,216	0.10
Condo High-Rise (9 stories or more)	2	473,000	0.04
Leasehold	2	210,945	0.02
Condo Mid-Rise (5 to 8 stories)	3	122,182	0.01
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

Credit Grades of the Aggregate Mortgage Loans

Credit Grades	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
A4	4,152	$525,602,307	42.56%
AX	3,346	379,055,406	30.69
AM	1,838	183,209,653	14.84
B	1,054	97,286,677	7.88
C	391	36,127,571	2.93
CM	168	13,649,408	1.11
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Prepayment Penalty Terms of the Aggregate Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
None	3,201	$295,533,857	23.93%
12 Months	495	77,188,798	6.25
24 Months	2,463	330,255,139	26.74
36 Months	3,979	451,991,667	36.60
48 Months	14	1,666,484	0.13
60 Months	762	74,695,327	6.05
Other [1]	35	3,599,750	0.29
TOTAL	**10,949**	**$1,234,931,022**	**100.00%**

[1] *Not 0, 12, 24, 36, 48, or 60 months and not more than 60 months.*

Note Margins of the Adjustable Rate Mortgage Loans

Range of Note Margins	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
1.000% - 1.499%	1	$194,650	0.03%
1.500% - 1.999%	1	14,329	0.00
3.000% - 3.499%	1	96,785	0.02
3.500% - 3.999%	1	248,000	0.04
4.000% - 4.499%	23	5,690,863	0.94
4.500% - 4.999%	77	14,703,009	2.44
5.000% - 5.499%	95	17,014,081	2.82
5.500% - 5.999%	161	27,750,342	4.61
6.000% - 6.499%	224	36,521,037	6.06
6.500% - 6.999%	603	92,195,231	15.30
7.000% - 7.499%	581	78,151,333	12.97
7.500% - 7.999%	783	101,793,081	16.89
8.000% - 8.499%	854	102,573,624	17.02
8.500% - 8.999%	644	70,043,250	11.63
9.000% - 9.499%	311	32,048,012	5.32
9.500% - 9.999%	136	13,331,906	2.21
10.000% - 10.499%	75	6,538,616	1.09
10.500% - 10.999%	40	2,660,774	0.44
11.000% - 11.499%	11	716,777	0.12
11.500% - 11.999%	3	154,600	0.03
13.500% - 13.999%	1	63,963	0.01
TOTAL	**4,626**	**$602,504,264**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Maximum Mortgage Rates of the Adjustable Rate Mortgage Loans

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
10.000% - 10.999%	1	$248,000	0.04%
11.000% - 11.999%	102	21,371,142	3.55
12.000% - 12.999%	439	72,838,375	12.09
13.000% - 13.999%	1356	197,478,950	32.78
14.000% - 14.999%	1528	185,991,570	30.87
15.000% - 15.999%	861	92,168,257	15.30
16.000% - 16.999%	279	27,731,448	4.60
17.000% - 17.999%	53	4,268,600	0.71
18.000% - 18.999%	5	245,959	0.04
19.000% - 19.999%	2	161,963	0.03
TOTAL	**4,626**	**$602,504,264**	**100.00%**

Minimum Mortgage of the Adjustable Rate Mortgage Loans

Range of Minimum Mortgage Rates	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
3.000% - 3.999%	1	$96,785	0.02%
4.000% - 4.999%	21	3,547,367	0.59
5.000% - 5.999%	150	29,058,059	4.82
6.000% - 6.999%	541	88,707,219	14.72
7.000% - 7.999%	1435	204,328,640	33.91
8.000% - 8.999%	1625	194,521,099	32.29
9.000% - 9.999%	660	67,164,137	11.15
10.000% -10.999%	160	13,121,843	2.18
11.000% -11.999%	29	1,725,692	0.29
12.000% -12.999%	3	169,459	0.03
13.000% -13.999%	1	63,963	0.01
TOTAL	**4,626**	**$602,504,264**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Rate Adjustment Dates of the Adjustable Rate Mortgage Loans

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cutoff Date	Percent of Aggregate Principal Balance Outstanding as of the Statistical Cutoff Date
May 2003	2	$104,091.99	0.02%
June 2003	1	42,843.03	0.01
July 2003	2	327,778.18	0.05
September 2003	1	77,915.29	0.01
October 2003	1	39,819.94	0.01
November 2003	1	103,024.74	0.02
December 2003	2	170,516.12	0.03
February 2004	1	217,716.52	0.04
March 2004	1	138,614.99	0.02
April 2004	4	558,335.21	0.09
May 2004	1	110,985.07	0.02
June 2004	1	67,915.12	0.01
July 2004	1	108,690.48	0.02
September 2004	1	54,488.42	0.01
October 2004	1	148,280.57	0.02
November 2004	6	704,623.58	0.12
December 2004	6	1,001,492.44	0.17
January 2005	50	7,279,340.63	1.21
February 2005	110	15,405,060.29	2.56
March 2005	701	98,149,187.95	16.29
April 2005	2,221	300,085,136.81	49.81
May 2005	208	26,495,367.70	4.40
June 2005	3	274,382.16	0.05
September 2005	2	218,620.65	0.04
October 2005	2	121,052.01	0.02
November 2005	2	285,863.87	0.05
December 2005	2	373,977.23	0.06
January 2006	9	1,105,047.06	0.18
February 2006	24	2,881,008.88	0.48
March 2006	198	23,002,356.38	3.82
April 2006	912	105,778,519.78	17.56
May 2006	149	17,072,211.00	2.83
TOTAL	**4,626**	**$602,504,264**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Aggregate Mortgage Loans

Loan Number	Aggregate Principal Balance ($)	Mortgage Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Age (Months)	Gross Margin (%)	Months to Next Rate Adjustment Date	Months Between Rate Adjustment Dates	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Lifetime Minimum Rate (%)	Lifetime Maximum Rate (%)
1	49,877,883.07	9.573	8.651	360	359	1	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	54,987,336.97	8.140	6.956	177	176	1	N/A	N/A	N/A	N/A	N/A	N/A	N/A
3	527,561,537.42	7.919	6.634	356	355	1	N/A	N/A	N/A	N/A	N/A	N/A	N/A
4	424,895,857.37	7.768	6.059	360	360	0	7.369	24	6	2.875	1.120	7.783	14.083
5	177,608,406.72	8.070	6.214	360	360	0	7.916	34	6	2.932	1.059	8.133	14.240

<TABLE>
<CAPTION>

Date	3:A3 BALANCE	3:A3 INTEREST	3:A3 PRINCIPAL	3:A4 BALANCE	3:A4 INTEREST	3:A4 PRINCIPAL	3:A6 BALANCE	3:A6 INTEREST	3:A6 PRINCIPAL
<C> <C>	<C>		<C>	<C>		<C>	<C>	<C>	<C>
25-May-03	136,457,000.00	0	0	47,105,000.00	0	0	65,000,000.00	0	0
25-Jun-03	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Jul-03	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Aug-03	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Sep-03	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Oct-03	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Nov-03	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Dec-03	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Jan-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Feb-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Mar-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Apr-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-May-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Jun-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Jul-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Aug-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Sep-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Oct-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Nov-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Dec-04	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Jan-05	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Feb-05	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Mar-05	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Apr-05	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-May-05	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Jun-05	136,457,000.00	288,833.98	0	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Jul-05	133,729,801.81	288,833.98	2,727,198.19	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Aug-05	124,896,834.59	283,061.41	8,832,967.23	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Sep-05	116,260,368.85	264,364.97	8,636,465.73	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Oct-05	107,816,078.19	246,084.45	8,444,290.67	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Nov-05	99,559,730.76	228,210.70	8,256,347.42	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Dec-05	91,487,187.31	210,734.76	8,072,543.45	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Jan-06	83,594,399.08	193,647.88	7,892,788.23	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Feb-06	75,877,405.88	176,941.48	7,716,993.20	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Mar-06	68,332,334.16	160,607.18	7,545,071.72	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Apr-06	60,955,395.11	144,636.77	7,376,939.05	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-May-06	53,742,882.81	129,022.25	7,212,512.30	47,105,000.00	140,922.46	0	65,000,000.00	212,875.00	0
25-Jun-06	52,416,645.67	113,755.77	1,326,237.13	47,105,000.00	140,922.46	0	64,803,121.94	212,875.00	196,878.06
25-Jul-06	47,976,679.38	110,948.57	4,439,966.30	47,105,000.00	140,922.46	0	64,141,192.34	212,230.22	661,929.60
25-Aug-06	43,644,018.62	101,550.64	4,332,660.76	47,105,000.00	140,922.46	0	63,485,760.75	210,062.40	655,431.59
25-Sep-06	39,416,216.70	92,379.84	4,227,801.92	47,105,000.00	140,922.46	0	62,836,763.79	207,915.87	648,996.96
25-Oct-06	35,290,881.27	83,430.99	4,125,335.43	47,105,000.00	140,922.46	0	62,194,138.71	205,790.40	642,625.08
25-Nov-06	31,265,673.11	74,699.03	4,025,208.16	47,105,000.00	140,922.46	0	61,557,823.37	203,685.80	636,315.34
25-Dec-06	27,338,305.00	66,179.01	3,927,368.11	47,105,000.00	140,922.46	0	60,927,756.22	201,601.87	630,067.15
25-Jan-07	23,506,540.54	57,866.08	3,831,764.46	47,105,000.00	140,922.46	0	60,303,876.31	199,538.40	623,879.90
25-Feb-07	19,768,193.06	49,755.51	3,738,347.48	47,105,000.00	140,922.46	0	59,686,123.30	197,495.19	617,753.01
25-Mar-07	16,121,124.54	41,842.68	3,647,068.52	47,105,000.00	140,922.46	0	59,074,437.41	195,472.05	611,685.89
25-Apr-07	12,563,244.51	34,123.05	3,557,880.03	47,105,000.00	140,922.46	0	58,468,759.45	193,468.78	605,677.96
25-May-07	9,092,509.03	26,592.20	3,470,735.47	47,105,000.00	140,922.46	0	57,869,030.81	191,485.19	599,728.64
25-Jun-07	5,706,919.68	19,245.81	3,385,589.35	47,105,000.00	140,922.46	0	57,275,193.43	189,521.08	593,837.38
25-Jul-07	2,404,522.51	12,079.65	3,302,397.16	47,105,000.00	140,922.46	0	56,687,189.84	187,576.26	588,003.59
25-Aug-07	0	5,089.57	2,404,522.51	46,288,407.14	140,922.46	816,592.86	56,104,963.10	185,650.55	582,226.74
25-Sep-07	0	0	0	43,146,705.72	138,479.48	3,141,701.42	55,528,456.84	183,743.75	576,506.26
25-Oct-07	0	0	0	40,082,592.07	129,080.56	3,064,113.65	54,957,615.23	181,855.70	570,841.61
25-Nov-07	0	0	0	37,094,280.71	119,913.75	2,988,311.35	54,392,382.99	179,986.19	565,232.25
25-Dec-07	0	0	0	34,180,026.01	110,973.72	2,914,254.70	53,832,705.35	178,135.05	559,677.64
25-Jan-08	0	0	0	31,338,121.29	102,255.24	2,841,904.73	53,278,528.10	176,302.11	554,177.25
25-Feb-08	0	0	0	28,566,897.94	93,753.21	2,771,223.35	52,729,797.55	174,487.18	548,730.56
25-Mar-08	0	0	0	25,864,724.65	85,462.64	2,702,173.29	52,186,460.51	172,690.09	543,337.04
25-Apr-08	0	0	0	23,230,006.52	77,378.63	2,634,718.13	51,648,464.33	170,910.66	537,996.18
25-May-08	0	0	0	20,661,184.30	69,496.44	2,568,822.21	51,115,756.86	169,148.72	532,707.47
25-Jun-08	0	0	0	18,566,988.38	61,811.38	2,094,195.93	50,178,031.69	167,404.10	937,725.17
25-Jul-08	0	0	0	16,524,110.30	55,546.24	2,042,878.08	49,257,055.83	164,333.05	920,975.87
25-Aug-08	0	0	0	14,531,337.35	49,434.63	1,992,772.95	48,352,534.36	161,316.86	904,521.47
25-Sep-08	0	0	0	12,587,484.77	43,472.92	1,943,852.58	47,464,177.55	158,354.55	888,356.81
25-Oct-08	0	0	0	10,691,395.12	37,657.56	1,896,089.65	46,591,700.70	155,445.18	872,476.85
25-Nov-08	0	0	0	8,841,937.63	31,985.09	1,849,457.48	45,734,824.10	152,587.82	856,876.60
25-Dec-08	0	0	0	7,038,007.66	26,452.13	1,803,929.97	44,893,272.92	149,781.55	841,551.19
25-Jan-09	0	0	0	5,278,526.05	21,055.37	1,759,481.62	44,066,777.11	147,025.47	826,495.81
25-Feb-09	0	0	0	3,562,438.55	15,791.59	1,716,087.49	43,255,071.37	144,318.70	811,705.74
25-Mar-09	0	0	0	1,888,715.30	10,657.63	1,673,723.25	42,457,895.01	141,660.36	797,176.36
25-Apr-09	0	0	0	256,350.22	5,650.41	1,632,365.08	41,674,991.91	139,049.61	782,903.10
25-May-09	0	0	0	0	766.91	256,350.22	40,906,110.40	136,485.60	768,881.50
25-Jun-09	0	0	0	0	0	0	39,962,226.46	133,967.51	943,883.94
25-Jul-09	0	0	0	0	0	0	39,039,615.09	130,876.29	922,611.37
25-Aug-09	0	0	0	0	0	0	38,137,803.94	127,854.74	901,811.14
25-Sep-09	0	0	0	0	0	0	37,256,331.07	124,901.31	881,472.87
25-Oct-09	0	0	0	0	0	0	36,394,744.67	122,014.48	861,586.40
25-Nov-09	0	0	0	0	0	0	35,552,602.88	119,192.79	842,141.79
25-Dec-09	0	0	0	0	0	0	34,729,473.57	116,434.77	823,129.31
25-Jan-10	0	0	0	0	0	0	33,924,934.10	113,739.03	804,539.47
25-Feb-10	0	0	0	0	0	0	33,138,571.14	111,104.16	786,362.95
25-Mar-10	0	0	0	0	0	0	32,369,980.47	108,528.82	768,590.67
25-Apr-10	0	0	0	0	0	0	31,618,766.74	106,011.69	751,213.73

25-May-10	0	0	0	0	0	0	30,884,543.33	103,551.46	734,223.41
25-Jun-10	0	0	0	0	0	0	29,130,071.08	101,146.88	1,754,472.25
25-Jul-10	0	0	0	0	0	0	27,415,309.55	95,400.98	1,714,761.53
25-Aug-10	0	0	0	0	0	0	25,739,374.55	89,785.14	1,675,935.00
25-Sep-10	0	0	0	0	0	0	24,101,401.38	84,296.45	1,637,973.17
25-Oct-10	0	0	0	0	0	0	22,500,544.40	78,932.09	1,600,856.98
25-Nov-10	0	0	0	0	0	0	20,935,976.58	73,689.28	1,564,567.81
25-Dec-10	0	0	0	0	0	0	19,471,085.73	68,565.32	1,464,890.85
25-Jan-11	0	0	0	0	0	0	18,107,804.79	63,767.81	1,363,280.94
25-Feb-11	0	0	0	0	0	0	16,839,139.93	59,303.06	1,268,664.86
25-Mar-11	0	0	0	0	0	0	15,658,575.43	55,148.18	1,180,564.51
25-Apr-11	0	0	0	0	0	0	14,560,041.17	51,281.83	1,098,534.26
25-May-11	0	0	0	0	0	0	13,537,882.39	47,684.13	1,022,158.78
25-Jun-11	0	0	0	0	0	0	12,586,831.39	44,336.56	951,051.00
25-Jul-11	0	0	0	0	0	0	11,701,981.24	41,221.87	884,850.15
25-Aug-11	0	0	0	0	0	0	10,878,761.20	38,323.99	823,220.04
25-Sep-11	0	0	0	0	0	0	10,112,913.85	35,627.94	765,847.35
25-Oct-11	0	0	0	0	0	0	9,400,473.74	33,119.79	712,440.11
25-Nov-11	0	0	0	0	0	0	8,737,747.49	30,786.55	662,726.25
25-Dec-11	0	0	0	0	0	0	8,121,295.27	28,616.12	616,452.22
25-Jan-12	0	0	0	0	0	0	7,547,913.46	26,597.24	573,381.81
25-Feb-12	0	0	0	0	0	0	7,014,618.60	24,719.42	533,294.87
25-Mar-12	0	0	0	0	0	0	6,518,632.29	22,972.88	495,986.31
25-Apr-12	0	0	0	0	0	0	6,057,367.25	21,348.52	461,265.04
25-May-12	0	0	0	0	0	0	5,628,414.23	19,837.88	428,953.02
25-Jun-12	0	0	0	0	0	0	5,229,529.86	18,433.06	398,884.37
25-Jul-12	0	0	0	0	0	0	4,858,625.28	17,126.71	370,904.57
25-Aug-12	0	0	0	0	0	0	4,513,755.62	15,912.00	344,869.66
25-Sep-12	0	0	0	0	0	0	4,193,110.09	14,782.55	320,645.53
25-Oct-12	0	0	0	0	0	0	3,895,002.85	13,732.44	298,107.25
25-Nov-12	0	0	0	0	0	0	3,617,864.40	12,756.13	277,138.45
25-Dec-12	0	0	0	0	0	0	3,360,233.66	11,848.51	257,630.74
25-Jan-13	0	0	0	0	0	0	3,120,750.51	11,004.77	239,483.15
25-Feb-13	0	0	0	0	0	0	2,898,148.85	10,220.46	222,601.66
25-Mar-13	0	0	0	0	0	0	2,691,250.19	9,491.44	206,898.67
25-Apr-13	0	0	0	0	0	0	2,498,957.57	8,813.84	192,292.62
25-May-13	0	0	0	0	0	0	2,320,250.04	8,184.09	178,707.53
25-Jun-13	0	0	0	0	0	0	2,154,177.37	7,598.82	166,072.67
25-Jul-13	0	0	0	0	0	0	1,999,855.21	7,054.93	154,322.15
25-Aug-13	0	0	0	0	0	0	1,856,460.59	6,549.53	143,394.63
25-Sep-13	0	0	0	0	0	0	1,723,227.62	6,079.91	133,232.97
25-Oct-13	0	0	0	0	0	0	1,599,443.64	5,643.57	123,783.98
25-Nov-13	0	0	0	0	0	0	1,484,445.50	5,238.18	114,998.14
25-Dec-13	0	0	0	0	0	0	1,377,616.17	4,861.56	106,829.34
25-Jan-14	0	0	0	0	0	0	1,278,381.53	4,511.69	99,234.63
25-Feb-14	0	0	0	0	0	0	1,186,207.47	4,186.70	92,174.06
25-Mar-14	0	0	0	0	0	0	1,100,597.06	3,884.83	85,610.41
25-Apr-14	0	0	0	0	0	0	1,021,088.01	3,604.46	79,509.05
25-May-14	0	0	0	0	0	0	947,250.29	3,344.06	73,837.72
25-Jun-14	0	0	0	0	0	0	878,683.88	3,102.24	68,566.41
25-Jul-14	0	0	0	0	0	0	815,016.69	2,877.69	63,667.19
25-Aug-14	0	0	0	0	0	0	755,902.65	2,669.18	59,114.05
25-Sep-14	0	0	0	0	0	0	701,019.86	2,475.58	54,882.78
25-Oct-14	0	0	0	0	0	0	650,068.99	2,295.84	50,950.87
25-Nov-14	0	0	0	0	0	0	602,771.63	2,128.98	47,297.36
25-Dec-14	0	0	0	0	0	0	558,868.91	1,974.08	43,902.72
25-Jan-15	0	0	0	0	0	0	518,120.09	1,830.30	40,748.82
25-Feb-15	0	0	0	0	0	0	480,301.34	1,696.84	37,818.75
25-Mar-15	0	0	0	0	0	0	445,204.53	1,572.99	35,096.81
25-Apr-15	0	0	0	0	0	0	412,636.17	1,458.04	32,568.36
25-May-15	0	0	0	0	0	0	382,416.36	1,351.38	30,219.81
25-Jun-15	0	0	0	0	0	0	354,377.88	1,252.41	28,038.48
25-Jul-15	0	0	0	0	0	0	328,365.27	1,160.59	26,012.61
25-Aug-15	0	0	0	0	0	0	304,234.03	1,075.40	24,131.24
25-Sep-15	0	0	0	0	0	0	281,849.85	996.37	22,384.18
25-Oct-15	0	0	0	0	0	0	261,087.90	923.06	20,761.95
25-Nov-15	0	0	0	0	0	0	241,832.17	855.06	19,255.73
25-Dec-15	0	0	0	0	0	0	223,974.84	792	17,857.33
25-Jan-16	0	0	0	0	0	0	207,415.72	733.52	16,559.11
25-Feb-16	0	0	0	0	0	0	192,061.73	679.29	15,353.99
25-Mar-16	0	0	0	0	0	0	177,826.37	629	14,235.37
25-Apr-16	0	0	0	0	0	0	164,629.26	582.38	13,197.11
25-May-16	0	0	0	0	0	0	152,395.75	539.16	12,233.51
25-Jun-16	0	0	0	0	0	0	141,056.49	499.1	11,339.27
25-Jul-16	0	0	0	0	0	0	130,547.03	461.96	10,509.46
25-Aug-16	0	0	0	0	0	0	120,807.54	427.54	9,739.49
25-Sep-16	0	0	0	0	0	0	111,782.44	395.64	9,025.11
25-Oct-16	0	0	0	0	0	0	103,420.09	366.09	8,362.35
25-Nov-16	0	0	0	0	0	0	95,672.56	338.7	7,747.53
25-Dec-16	0	0	0	0	0	0	88,495.33	313.33	7,177.23
25-Jan-17	0	0	0	0	0	0	81,847.06	289.82	6,648.27
25-Feb-17	0	0	0	0	0	0	75,689.36	268.05	6,157.69
25-Mar-17	0	0	0	0	0	0	69,986.62	247.88	5,702.75
25-Apr-17	0	0	0	0	0	0	64,705.74	229.21	5,280.88
25-May-17	0	0	0	0	0	0	59,816.01	211.91	4,889.73
25-Jun-17	0	0	0	0	0	0	55,288.93	195.9	4,527.08
25-Jul-17	0	0	0	0	0	0	51,098.04	181.07	4,190.89
25-Aug-17	0	0	0	0	0	0	46,019.73	167.35	5,078.31
25-Sep-17	0	0	0	0	0	0	41,252.79	150.71	4,766.94
25-Oct-17	0	0	0	0	0	0	36,932.10	135.1	4,320.69
25-Nov-17	0	0	0	0	0	0	33,019.44	120.95	3,912.66

25-Dec-17	0	0	0	0	0	0	29,479.65	108.14	3,539.79
25-Jan-18	0	0	0	0	0	0	26,280.39	96.55	3,199.26
25-Feb-18	0	0	0	0	0	0	23,525.25	86.07	2,755.14
25-Mar-18	0	0	0	0	0	0	21,029.15	77.05	2,496.10
25-Apr-18	0	0	0	0	0	0	10,529.03	68.87	10,500.11
25-May-18	0	0	0	0	0	0	9,322.47	34.48	1,206.56
25-Jun-18	0	0	0	0	0	0	8,237.70	30.53	1,084.77
25-Jul-18	0	0	0	0	0	0	7,263.80	26.98	973.91
25-Aug-18	0	0	0	0	0	0	6,390.72	23.79	873.08
25-Sep-18	0	0	0	0	0	0	5,609.26	20.93	781.46
25-Oct-18	0	0	0	0	0	0	4,910.96	18.37	698.3
25-Nov-18	0	0	0	0	0	0	4,288.08	16.08	622.88
25-Dec-18	0	0	0	0	0	0	3,733.51	14.04	554.56
25-Jan-19	0	0	0	0	0	0	3,240.77	12.23	492.75
25-Feb-19	0	0	0	0	0	0	2,803.88	10.61	436.89
25-Mar-19	0	0	0	0	0	0	2,417.41	9.18	386.47
25-Apr-19	0	0	0	0	0	0	2,076.38	7.92	341.03
25-May-19	0	0	0	0	0	0	1,776.24	6.8	300.14
25-Jun-19	0	0	0	0	0	0	1,512.85	5.82	263.39
25-Jul-19	0	0	0	0	0	0	1,282.41	4.95	230.44
25-Aug-19	0	0	0	0	0	0	1,081.49	4.2	200.93
25-Sep-19	0	0	0	0	0	0	906.92	3.54	174.56
25-Oct-19	0	0	0	0	0	0	755.87	2.97	151.05
25-Nov-19	0	0	0	0	0	0	625.73	2.48	130.14
25-Dec-19	0	0	0	0	0	0	514.14	2.05	111.59
25-Jan-20	0	0	0	0	0	0	418.96	1.68	95.17
25-Feb-20	0	0	0	0	0	0	338.27	1.37	80.7
25-Mar-20	0	0	0	0	0	0	270.3	1.11	67.97
25-Apr-20	0	0	0	0	0	0	213.47	0.89	56.83
25-May-20	0	0	0	0	0	0	166.35	0.7	47.12
25-Jun-20	0	0	0	0	0	0	127.66	0.54	38.69
25-Jul-20	0	0	0	0	0	0	96.24	0.42	31.42
25-Aug-20	0	0	0	0	0	0	71.05	0.32	25.19
25-Sep-20	0	0	0	0	0	0	51.16	0.23	19.89
25-Oct-20	0	0	0	0	0	0	35.74	0.17	15.42
25-Nov-20	0	0	0	0	0	0	24.05	0.12	11.69
25-Dec-20	0	0	0	0	0	0	15.44	0.08	8.62
25-Jan-21	0	0	0	0	0	0	9.31	0.05	6.13
25-Feb-21	0	0	0	0	0	0	5.15	0.03	4.16
25-Mar-21	0	0	0	0	0	0	2.51	0.02	2.64
25-Apr-21	0	0	0	0	0	0	1	0.01	1.51
25-May-21	0	0	0	0	0	0	0.26	0	0.73
25-Jun-21	0	0	0	0	0	0	0.01	0	0.25
25-Jul-21	0	0	0	0	0	0	0	0	0.01
25-Aug-21	0	0	0	0	0	0	0	0	0
25-Sep-21	0	0	0	0	0	0	0	0	0
25-Oct-21	0	0	0	0	0	0	0	0	0
25-Nov-21	0	0	0	0	0	0	0	0	0
25-Dec-21	0	0	0	0	0	0	0	0	0
25-Jan-22	0	0	0	0	0	0	0	0	0
25-Feb-22	0	0	0	0	0	0	0	0	0
25-Mar-22	0	0	0	0	0	0	0	0	0
25-Apr-22	0	0	0	0	0	0	0	0	0
25-May-22	0	0	0	0	0	0	0	0	0
25-Jun-22	0	0	0	0	0	0	0	0	0
25-Jul-22	0	0	0	0	0	0	0	0	0
25-Aug-22	0	0	0	0	0	0	0	0	0
25-Sep-22	0	0	0	0	0	0	0	0	0
25-Oct-22	0	0	0	0	0	0	0	0	0
25-Nov-22	0	0	0	0	0	0	0	0	0
25-Dec-22	0	0	0	0	0	0	0	0	0
25-Jan-23	0	0	0	0	0	0	0	0	0
25-Feb-23	0	0	0	0	0	0	0	0	0
25-Mar-23	0	0	0	0	0	0	0	0	0
25-Apr-23	0	0	0	0	0	0	0	0	0
25-May-23	0	0	0	0	0	0	0	0	0
25-Jun-23	0	0	0	0	0	0	0	0	0
25-Jul-23	0	0	0	0	0	0	0	0	0
25-Aug-23	0	0	0	0	0	0	0	0	0
25-Sep-23	0	0	0	0	0	0	0	0	0
25-Oct-23	0	0	0	0	0	0	0	0	0
25-Nov-23	0	0	0	0	0	0	0	0	0
25-Dec-23	0	0	0	0	0	0	0	0	0
25-Jan-24	0	0	0	0	0	0	0	0	0
25-Feb-24	0	0	0	0	0	0	0	0	0
25-Mar-24	0	0	0	0	0	0	0	0	0
25-Apr-24	0	0	0	0	0	0	0	0	0
25-May-24	0	0	0	0	0	0	0	0	0
25-Jun-24	0	0	0	0	0	0	0	0	0
25-Jul-24	0	0	0	0	0	0	0	0	0
25-Aug-24	0	0	0	0	0	0	0	0	0
25-Sep-24	0	0	0	0	0	0	0	0	0
25-Oct-24	0	0	0	0	0	0	0	0	0
25-Nov-24	0	0	0	0	0	0	0	0	0
25-Dec-24	0	0	0	0	0	0	0	0	0
25-Jan-25	0	0	0	0	0	0	0	0	0
25-Feb-25	0	0	0	0	0	0	0	0	0
25-Mar-25	0	0	0	0	0	0	0	0	0
25-Apr-25	0	0	0	0	0	0	0	0	0
25-May-25	0	0	0	0	0	0	0	0	0
25-Jun-25	0	0	0	0	0	0	0	0	0

25-Jul-25	0	0	0	0	0	0	0	0	0
25-Aug-25	0	0	0	0	0	0	0	0	0
25-Sep-25	0	0	0	0	0	0	0	0	0
25-Oct-25	0	0	0	0	0	0	0	0	0
25-Nov-25	0	0	0	0	0	0	0	0	0
25-Dec-25	0	0	0	0	0	0	0	0	0
25-Jan-26	0	0	0	0	0	0	0	0	0
25-Feb-26	0	0	0	0	0	0	0	0	0
25-Mar-26	0	0	0	0	0	0	0	0	0
25-Apr-26	0	0	0	0	0	0	0	0	0
25-May-26	0	0	0	0	0	0	0	0	0
25-Jun-26	0	0	0	0	0	0	0	0	0
25-Jul-26	0	0	0	0	0	0	0	0	0
25-Aug-26	0	0	0	0	0	0	0	0	0
25-Sep-26	0	0	0	0	0	0	0	0	0
25-Oct-26	0	0	0	0	0	0	0	0	0
25-Nov-26	0	0	0	0	0	0	0	0	0
25-Dec-26	0	0	0	0	0	0	0	0	0
25-Jan-27	0	0	0	0	0	0	0	0	0
25-Feb-27	0	0	0	0	0	0	0	0	0
25-Mar-27	0	0	0	0	0	0	0	0	0
25-Apr-27	0	0	0	0	0	0	0	0	0
25-May-27	0	0	0	0	0	0	0	0	0
25-Jun-27	0	0	0	0	0	0	0	0	0
25-Jul-27	0	0	0	0	0	0	0	0	0
25-Aug-27	0	0	0	0	0	0	0	0	0
25-Sep-27	0	0	0	0	0	0	0	0	0
25-Oct-27	0	0	0	0	0	0	0	0	0
25-Nov-27	0	0	0	0	0	0	0	0	0
25-Dec-27	0	0	0	0	0	0	0	0	0
25-Jan-28	0	0	0	0	0	0	0	0	0
25-Feb-28	0	0	0	0	0	0	0	0	0
25-Mar-28	0	0	0	0	0	0	0	0	0
25-Apr-28	0	0	0	0	0	0	0	0	0
25-May-28	0	0	0	0	0	0	0	0	0
25-Jun-28	0	0	0	0	0	0	0	0	0
25-Jul-28	0	0	0	0	0	0	0	0	0
25-Aug-28	0	0	0	0	0	0	0	0	0
25-Sep-28	0	0	0	0	0	0	0	0	0
25-Oct-28	0	0	0	0	0	0	0	0	0
25-Nov-28	0	0	0	0	0	0	0	0	0
25-Dec-28	0	0	0	0	0	0	0	0	0
25-Jan-29	0	0	0	0	0	0	0	0	0
25-Feb-29	0	0	0	0	0	0	0	0	0
25-Mar-29	0	0	0	0	0	0	0	0	0
25-Apr-29	0	0	0	0	0	0	0	0	0
25-May-29	0	0	0	0	0	0	0	0	0
25-Jun-29	0	0	0	0	0	0	0	0	0
25-Jul-29	0	0	0	0	0	0	0	0	0
25-Aug-29	0	0	0	0	0	0	0	0	0
25-Sep-29	0	0	0	0	0	0	0	0	0
25-Oct-29	0	0	0	0	0	0	0	0	0
25-Nov-29	0	0	0	0	0	0	0	0	0
25-Dec-29	0	0	0	0	0	0	0	0	0
25-Jan-30	0	0	0	0	0	0	0	0	0
25-Feb-30	0	0	0	0	0	0	0	0	0
25-Mar-30	0	0	0	0	0	0	0	0	0
25-Apr-30	0	0	0	0	0	0	0	0	0
25-May-30	0	0	0	0	0	0	0	0	0
25-Jun-30	0	0	0	0	0	0	0	0	0
25-Jul-30	0	0	0	0	0	0	0	0	0
25-Aug-30	0	0	0	0	0	0	0	0	0
25-Sep-30	0	0	0	0	0	0	0	0	0
25-Oct-30	0	0	0	0	0	0	0	0	0
25-Nov-30	0	0	0	0	0	0	0	0	0
25-Dec-30	0	0	0	0	0	0	0	0	0
25-Jan-31	0	0	0	0	0	0	0	0	0
25-Feb-31	0	0	0	0	0	0	0	0	0
25-Mar-31	0	0	0	0	0	0	0	0	0
25-Apr-31	0	0	0	0	0	0	0	0	0
25-May-31	0	0	0	0	0	0	0	0	0
25-Jun-31	0	0	0	0	0	0	0	0	0
25-Jul-31	0	0	0	0	0	0	0	0	0
25-Aug-31	0	0	0	0	0	0	0	0	0
25-Sep-31	0	0	0	0	0	0	0	0	0
25-Oct-31	0	0	0	0	0	0	0	0	0
25-Nov-31	0	0	0	0	0	0	0	0	0
25-Dec-31	0	0	0	0	0	0	0	0	0
25-Jan-32	0	0	0	0	0	0	0	0	0
25-Feb-32	0	0	0	0	0	0	0	0	0
25-Mar-32	0	0	0	0	0	0	0	0	0
25-Apr-32	0	0	0	0	0	0	0	0	0
25-May-32	0	0	0	0	0	0	0	0	0
25-Jun-32	0	0	0	0	0	0	0	0	0
25-Jul-32	0	0	0	0	0	0	0	0	0
25-Aug-32	0	0	0	0	0	0	0	0	0
25-Sep-32	0	0	0	0	0	0	0	0	0
25-Oct-32	0	0	0	0	0	0	0	0	0
25-Nov-32	0	0	0	0	0	0	0	0	0
25-Dec-32	0	0	0	0	0	0	0	0	0
25-Jan-33	0	0	0	0	0	0	0	0	0

25-Feb-33	0	0	0	0	0	0	0	0	0
25-Mar-33	0	0	0	0	0	0	0	0	0
25-Apr-33	0	0	0	0	0	0	0	0	0
25-May-33	0	0	0	0	0	0	0	0	0
25-Jun-33	0	0	0	0	0	0	0	0	0
25-Jul-33									
25-Aug-33									
25-Sep-33									
25-Oct-33									
25-Nov-33									
25-Dec-33									
25-Jan-34									
25-Feb-34									
25-Mar-34									
25-Apr-34									
25-May-34									
25-Jun-34									
25-Jul-34									
25-Aug-34									
25-Sep-34									
25-Oct-34									
25-Nov-34									
25-Dec-34									
25-Jan-35									
25-Feb-35									
25-Mar-35									
25-Apr-35									
25-May-35									
25-Jun-35									
25-Jul-35									
25-Aug-35									
25-Sep-35									
25-Oct-35									
25-Nov-35									
25-Dec-35									
25-Jan-36									
25-Feb-36									
25-Mar-36									
25-Apr-36									
25-May-36									
25-Jun-36									
25-Jul-36									
25-Aug-36									
25-Sep-36									
25-Oct-36									
25-Nov-36									
25-Dec-36									
25-Jan-37									
25-Feb-37									
25-Mar-37									
25-Apr-37									
25-May-37									
25-Jun-37									
25-Jul-37									
25-Aug-37									
25-Sep-37									
25-Oct-37									
25-Nov-37									
25-Dec-37									
25-Jan-38									
25-Feb-38									
25-Mar-38									
25-Apr-38									
25-May-38									
25-Jun-38									
25-Jul-38									
25-Aug-38									
25-Sep-38									
25-Oct-38									
25-Nov-38									
25-Dec-38									
25-Jan-39									
25-Feb-39									
25-Mar-39									
25-Apr-39									
25-May-39									
25-Jun-39									
25-Jul-39									
25-Aug-39									
25-Sep-39									
25-Oct-39									
25-Nov-39									
25-Dec-39									
25-Jan-40									
25-Feb-40									
25-Mar-40									
25-Apr-40									
25-May-40									
25-Jun-40									
25-Jul-40									
25-Aug-40									

25-Sep-40
25-Oct-40
25-Nov-40
25-Dec-40
25-Jan-41
25-Feb-41
25-Mar-41
25-Apr-41
25-May-41
25-Jun-41
25-Jul-41
25-Aug-41
25-Sep-41
25-Oct-41
25-Nov-41
25-Dec-41
25-Jan-42
25-Feb-42
25-Mar-42
25-Apr-42
25-May-42
25-Jun-42
25-Jul-42
25-Aug-42
25-Sep-42
25-Oct-42
25-Nov-42
25-Dec-42
25-Jan-43
25-Feb-43
25-Mar-43
25-Apr-43
25-May-43
25-Jun-43
25-Jul-43
25-Aug-43
25-Sep-43
25-Oct-43
25-Nov-43
25-Dec-43
25-Jan-44
25-Feb-44
25-Mar-44
25-Apr-44
25-May-44
25-Jun-44
25-Jul-44
25-Aug-44
25-Sep-44
25-Oct-44
25-Nov-44
25-Dec-44
25-Jan-45
</TABLE>

RASC 2003-KS4
Class A-III (at pricing)

Distribution Date	Balance	Interest	Principal	Effective Coupon
Initial Balance	200,000,000.00			
25-Jun-03	199,523,676.46	240,000.00	476,323.54	1.6
25-Jul-03	198,611,429.08	266,031.57	912,247.38	1.6
25-Aug-03	197,257,546.21	273,642.41	1,353,882.87	1.6
25-Sep-03	195,458,884.40	271,777.06	1,798,661.81	1.6
25-Oct-03	193,215,008.14	260,611.85	2,243,876.26	1.6
25-Nov-03	190,528,309.97	266,207.34	2,686,698.17	1.6
25-Dec-03	186,711,703.67	254,037.75	3,816,606.31	1.6
25-Jan-04	182,850,720.33	257,247.24	3,860,983.34	1.6
25-Feb-04	178,879,507.55	251,927.66	3,971,212.78	1.6
25-Mar-04	174,504,891.66	230,555.81	4,374,615.89	1.6
25-Apr-04	169,744,338.77	240,428.96	4,760,552.89	1.6
25-May-04	164,618,310.21	226,325.79	5,126,028.56	1.6
25-Jun-04	159,645,289.59	226,807.45	4,973,020.62	1.6
25-Jul-04	154,820,729.55	212,860.39	4,824,560.04	1.6
25-Aug-04	150,140,217.46	213,308.56	4,680,512.10	1.6
25-Sep-04	145,599,471.37	206,859.86	4,540,746.08	1.6
25-Oct-04	141,194,336.23	194,132.63	4,405,135.14	1.6
25-Nov-04	136,920,780.06	194,534.42	4,273,556.17	1.6
25-Dec-04	132,774,890.37	182,561.04	4,145,889.69	1.6
25-Jan-05	128,752,870.60	182,934.29	4,022,019.76	1.6
25-Feb-05	124,851,036.72	177,392.84	3,901,833.88	1.6
25-Mar-05	121,065,813.86	155,370.18	3,785,222.86	1.6
25-Apr-05	114,120,158.39	166,801.79	6,945,655.48	1.6
25-May-05	107,569,064.26	152,160.21	6,551,094.12	1.6
25-Jun-05	101,398,655.20	148,206.27	6,170,409.06	1.6
25-Jul-05	95,578,375.80	135,198.21	5,820,279.40	1.6
25-Aug-05	90,088,385.90	131,685.76	5,489,989.90	1.6
25-Sep-05	86,808,960.89	124,121.78	3,279,425.01	1.6
25-Oct-05	83,647,101.33	115,745.28	3,161,859.56	1.6
25-Nov-05	80,598,606.64	115,247.12	3,048,494.70	1.6
25-Dec-05	77,659,425.89	107,464.81	2,939,180.74	1.6
25-Jan-06	74,825,652.57	106,997.43	2,833,773.33	1.6
25-Feb-06	72,093,519.35	103,093.12	2,732,133.21	1.6
25-Mar-06	69,459,393.23	89,716.38	2,634,126.12	1.6
25-Apr-06	66,919,770.69	95,699.61	2,539,622.54	1.6
25-May-06	64,473,412.24	89,226.36	2,446,358.45	1.6
25-Jun-06	62,114,774.69	88,830.03	2,358,637.55	1.6
25-Jul-06	59,840,723.48	82,819.70	2,274,051.22	1.6
25-Aug-06	57,648,235.74	82,447.22	2,192,487.74	1.6
25-Sep-06	55,534,396.36	79,426.46	2,113,839.38	1.6
25-Oct-06	53,496,394.10	74,045.86	2,038,002.26	1.6
25-Nov-06	51,531,517.95	73,706.14	1,964,876.15	1.6
25-Dec-06	49,637,153.53	68,708.69	1,894,364.42	1.6
25-Jan-07	47,810,779.67	68,388.97	1,826,373.86	1.6
25-Feb-07	46,049,965.08	65,872.63	1,760,814.59	1.6
25-Mar-07	44,352,365.17	57,306.62	1,697,599.91	1.6
25-Apr-07	42,715,718.95	61,107.70	1,636,646.22	1.6
25-May-07	41,137,846.06	56,954.29	1,577,872.89	1.6
25-Jun-07	39,616,643.92	56,678.81	1,521,202.14	1.6
25-Jul-07	38,150,084.92	52,822.19	1,466,559.00	1.6
25-Aug-07	36,736,213.80	52,562.34	1,413,871.12	1.6
25-Sep-07	35,373,145.05	50,614.34	1,363,068.75	1.6
25-Oct-07	34,059,060.42	47,164.19	1,314,084.63	1.6
25-Nov-07	32,792,206.54	46,925.82	1,266,853.88	1.6
25-Dec-07	31,570,892.62	43,722.94	1,221,313.92	1.6
25-Jan-08	30,393,488.19	43,497.67	1,177,404.43	1.6
25-Feb-08	29,258,420.99	41,875.47	1,135,067.20	1.6
25-Mar-08	28,164,174.87	37,710.85	1,094,246.12	1.6
25-Apr-08	27,109,287.80	38,803.97	1,054,887.06	1.6
25-May-08	26,092,349.96	36,145.72	1,016,937.84	1.6
25-Jun-08	25,112,001.86	35,949.46	980,348.11	1.6
25-Jul-08	24,166,932.53	33,482.67	945,069.33	1.6
25-Aug-08	23,255,877.85	33,296.66	911,054.68	1.6
25-Sep-08	22,377,618.82	32,041.43	878,259.03	1.6
25-Oct-08	21,530,980.00	29,836.83	846,638.82	1.6
25-Nov-08	20,714,827.93	29,664.91	816,152.07	1.6
25-Dec-08	19,928,069.63	27,619.77	786,758.30	1.6
25-Jan-09	19,169,651.19	27,456.45	758,418.44	1.6
25-Feb-09	0	26,411.52	19,169,651.19	1.6

RASC 2003-KS4
IO Flows for West LB

Distribution Date	Balance ($)	Interest ($)	Principal ($)
Initial IO Balance Purchased by West LB	38,660,000.00	0	0
25-Jun-03	35,660,517.24	112,758.33	0
25-Jul-03	32,994,310.34	104,009.84	0
25-Aug-03	30,661,379.31	96,233.41	0
25-Sep-03	28,328,448.28	89,429.02	0
25-Oct-03	26,328,793.10	82,624.64	0
25-Nov-03	24,329,137.93	76,792.31	0
25-Dec-03	22,329,482.76	70,959.99	0
25-Jan-04	20,663,103.45	65,127.66	0
25-Feb-04	18,996,724.14	60,267.38	0
25-Mar-04	17,996,896.55	55,407.11	0
25-Apr-04	16,330,517.24	52,490.95	0
25-May-04	14,997,413.79	47,630.68	0
25-Jun-04	13,997,586.21	43,742.46	0
25-Jul-04	12,997,758.62	40,826.29	0
25-Aug-04	11,997,931.03	37,910.13	0
25-Sep-04	10,998,103.45	34,993.97	0
25-Oct-04	10,331,551.72	32,077.80	0
25-Nov-04	9,331,724.14	30,133.69	0
25-Dec-04	8,665,172.41	27,217.53	0
25-Jan-05	8,331,896.55	25,273.42	0
25-Feb-05	7,332,068.97	24,301.37	0
25-Mar-05	6,998,793.10	21,385.20	0
25-Apr-05	6,332,241.38	20,413.15	0
25-May-05	5,998,965.52	18,469.04	0
25-Jun-05	5,332,413.79	17,496.98	0
25-Jul-05	4,999,137.93	15,552.87	0
25-Aug-05	4,665,862.07	14,580.82	0
25-Sep-05	4,332,586.21	13,608.76	0
25-Oct-05	3,999,310.34	12,636.71	0
25-Nov-05	0	11,664.66	0

[GRAPHIC OMITTED]
BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

ATLANTA o BOSTON o CHICAGO
DALLAS o LOS ANGELES o NEW YORK o SAN FRANCISCO
FRANKFURT o GENEVA o HONG KONG
LONDON o PARIS o TOKYO

NEW ISSUE COMPUTATIONAL MATERIALS

$1,300,000,000 (Approximate)

RASC SERIES 2003-KS4 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES,
SERIES 2003-KS4

MAY 13, 2003 (PART II)

BEAR STEARNS [OBJECT OMITTED]

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

<PAGE>

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

<PAGE>

RESIDENTIAL ASSET SECURITIES CORPORATION
RASC SERIES 2003-KS4 TRUST
Computational Materials: Preliminary Term Sheet

<PAGE>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

<TABLE>
<CAPTION>

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP I MORTGAGE LOANS

SUMMARY	TOTAL	MINIMUM	MAXIMUM
Statistical Cutoff Date Aggregate Principal Balance	$632,426,757.46		
Number of Loans	6,323		
<S>	<C>	<C>	<C>
Average Current Loan Balance	$100,020.05	$8,331.36	$545,759.48
(1) (2) Weighted Average Original Loan-to-Value Ratio	78.79%	12.00%	100.00%
(1) Weighted Average Mortgage Rate	8.069%	5.350%	14.500%
(1) Weighted Average Net Mortgage Rate	6.821%	3.995%	13.920%
(1) Weighted Average Remaining Term to Maturity (months)	326	84	360
(1) (3) Weighted Average Credit Score	623	456	810

(1) Weighted Average reflected in Total.
(2) With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

	RANGE	PERCENT OF CUT-OFF DATE PRINCIPAL BALANCE
Product Type	Adjustable	0.00%
	Fixed	100.00%
Fully Amortizing Mortgage Loans		92.11%
Lien	First	95.02%
	Second	4.98%
Property Type	Single-family detached	81.16%
	Planned Unit Developments (detached)	5.86%
	Two- to four- family units	6.81%
	Condo Low-Rise (less than 5 stories)	2.38%
	Condo Mid-Rise (5 to 8 stories)	0.01%
	Condo High-Rise (9 stories or more)	0.07%
	Manufactured Home	1.11%
	Planned Unit Developments (attached)	1.39%
	Leasehold	0.01%
	Townhouse (2 to 4 family units)	0.19%
	Townhouse	1.02%
Occupancy Status	Primary Residence	90.84%
	Non-Owner Occupied	8.58%
	Second Home/Vacation	0.57%
Geographic Distribution	California	16.44%
	Florida	8.80%
	Texas	7.94%
	New York	5.45%
Number of States (including DC)	51	
Largest Zip Code Concentration	06810	0.22%
Loans with Mortgage Insurance	60.69%	
Loans with Prepayment Penalties		69.50%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

CREDIT SCORE DISTRIBUTION OF THE GROUP I LOANS

RANGE OF CREDIT SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>	<C>	<C>	<C>
499 or less	61	$3,883,390	0.61%
500 - 519	128	8,098,491	1.28
520 - 539	255	16,502,577	2.61
540 - 559	475	35,875,268	5.67
560 - 579	584	46,379,943	7.33
580 - 599	778	71,627,434	11.33
600 - 619	1,172	120,266,787	19.02
620 - 639	1,021	107,433,058	16.99
640 - 659	772	92,010,310	14.55
660 - 679	476	56,495,755	8.93
680 - 699	251	29,085,231	4.60
700 - 719	138	17,817,359	2.82
720 - 739	102	12,466,487	1.97
740 - 759	40	5,340,951	0.84
760 or greater	59	8,595,516	1.36
SUBTOTAL WITH CREDIT SCORES	6,312	$631,878,555	99.91%
Not Available(1)	11	548,202	0.09
TOTAL	6,323	$632,426,757	100.00%

(1) Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES OF THE GROUP I LOANS

RANGE OF ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
$0 - $100,000	3,984	$209,120,622	33.07%

$100,001 - $200,000	1,678	234,008,188	37.00
$200,001 - $300,000	448	107,786,194	17.04
$300,001 - $400,000	160	57,302,407	9.06
$400,001 - $500,000	47	21,055,789	3.33
$500,001 - $600,000	6	3,153,556	0.50
TOTAL	6,323	$632,426,757	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

NET MORTGAGE RATES OF THE GROUP I LOANS

RANGE OF NET MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
3.500% - 3.999%	2	$465,812	0.07%
4.000% - 4.499%	23	5,468,520	0.86
4.500% - 4.999%	253	53,632,102	8.48
5.000% - 5.499%	386	64,282,987	10.16
5.500% - 5.999%	606	86,285,082	13.64
6.000% - 6.499%	779	101,480,075	16.05
6.500% - 6.999%	826	92,841,540	14.68
7.000% - 7.499%	681	69,256,882	10.95
7.500% - 7.999%	482	44,050,047	6.97
8.000% - 8.499%	543	39,455,965	6.24
8.500% - 8.999%	311	23,304,708	3.68
9.000% - 9.499%	239	15,203,052	2.40
9.500% - 9.999%	147	8,576,812	1.36
10.000% - 10.499%	162	6,774,549	1.07
10.500% - 10.999%	106	4,155,446	0.66
11.000% - 11.499%	121	3,699,796	0.59
11.500% - 11.999%	87	2,146,299	0.34
12.000% - 12.499%	131	3,145,061	0.50
12.500% - 12.999%	17	382,931	0.06
13.000% - 13.499%	413	7,686,527	1.22
13.500% - 13.999%	8	132,564	0.02
TOTAL	6,323	$632,426,757	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

MORTGAGE RATES OF THE GROUP I LOANS

RANGE OF MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
5.000% - 5.499%	1	$110,875	0.02%
5.500% - 5.999%	31	7,416,847	1.17
6.000% - 6.499%	130	28,820,960	4.56
6.500% - 6.999%	565	105,051,289	16.61
7.000% - 7.499%	502	72,993,974	11.54
7.500% - 7.999%	1,064	134,928,685	21.34
8.000% - 8.499%	726	76,286,448	12.06
8.500% - 8.999%	1,060	92,449,664	14.62
9.000% - 9.499%	532	42,374,536	6.70
9.500% - 9.999%	423	29,405,742	4.65
10.000% - 10.499%	170	10,797,887	1.71
10.500% - 10.999%	216	9,542,834	1.51
11.000% - 11.499%	105	4,043,806	0.64
11.500% - 11.999%	127	4,154,141	0.66
12.000% - 12.499%	97	2,541,780	0.40
12.500% - 12.999%	134	3,208,782	0.51
13.000% - 13.499%	14	417,169	0.07
13.500% - 13.999%	418	7,748,775	1.23
14.000% - 14.499%	5	68,970	0.01
14.500% - 14.999%	3	63,593	0.01
TOTAL	6,323	$632,426,757	100.00%

ORIGINAL LOAN-TO-VALUE RATIOS OF THE GROUP I LOANS

RANGE OF ORIGINAL	NUMBER OF MORTGAGE	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE

LOAN-TO-VALUE RATIOS (1)	LOANS	CUTOFF DATE	STATISTICAL CUTOFF DATE
0.01% - 50.00%	316	$25,641,455	4.05%
50.01% - 55.00%	129	13,396,667	2.12
55.01% - 60.00%	162	17,906,657	2.83
60.01% - 65.00%	249	29,002,950	4.59
65.01% - 70.00%	386	46,080,232	7.29
70.01% - 75.00%	567	65,794,924	10.40
75.01% - 80.00%	1,461	178,232,132	28.18
80.01% - 85.00%	719	85,058,114	13.45
85.01% - 90.00%	946	113,769,999	17.99
90.01% - 95.00%	398	32,196,549	5.09
95.01% - 100.00%	990	25,347,078	4.01
TOTAL	6,323	$ 632,426,757	100.00%

</TABLE>

(1) With respect to the Group I Loans secured by second liens, this table was calculated using the combined Loan-to-Value ratio.

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GEOGRAPHIC DISTRIBUTION OF MORTGAGED PROPERTIES OF THE GROUP I LOANS

STATE OR TERRITORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>	<C>	<C>	<C>
California	555	$103,977,759	16.44%
Florida	589	55,674,513	8.80
Texas	720	50,219,143	7.94
New York	207	34,497,676	5.45
Tennessee	368	22,057,786	3.49
Virginia	212	20,769,195	3.28
Massachusetts	108	20,644,046	3.26
Michigan	277	20,391,871	3.22
Ohio	246	19,493,568	3.08
All Other States	3,041	284,701,201	45.02
TOTAL	6,323	$632,426,757	100.00%

MORTGAGE LOAN PURPOSE OF THE GROUP I LOANS

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Purchase	1,820	$117,627,127	18.60%
Equity Refinance	3,967	454,744,711	71.90
Rate/Term Refinance	536	60,054,919	9.50
TOTAL	6,323	$632,426,757	100.00%

MORTGAGE LOAN DOCUMENTATION TYPE OF THE GROUP I LOANS

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Full Documentation	5,198	$501,543,488	79.30%
Reduced Documentation	1,125	130,883,269	20.70

TOTAL	6,323	$632,426,757	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

OCCUPANCY TYPES OF THE GROUP I LOANS

OCCUPANCY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>			<C>
Primary Residence	5,677	$574,527,377	90.84%
Non-Owner Occupied	607	54,275,726	8.58
Second Home/Vacation Home	39	3,623,655	0.57
TOTAL	6,323	$632,426,757	100.00%

MORTGAGED PROPERTY TYPES OF THE GROUP I LOANS

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Single-family detached	5,308	$513,269,565	81.16%
Planned Unit Developments (detached)	297	37,047,366	5.86
Two- to four- family units	291	43,048,214	6.81
Condo Low-Rise (less than 5 stories)	145	15,042,105	2.38
Condo Mid-Rise (5 to 8 stories)	2	67,366	0.01
Condo High-Rise (9 stories or more)	2	473,000	0.07
Manufactured Home	103	6,995,726	1.11
Planned Unit Developments (attached)	82	8,807,131	1.39
Leasehold	1	27,195	0.01
Townhouse (2 to 4 family units)	5	1,205,216	0.19
Townhouse	87	6,443,876	1.02
TOTAL	6,323		100.00%

$632,426,757

CREDIT GRADES OF THE GROUP I LOANS

CREDIT GRADES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
A4	2,388	$280,980,185	44.43%
AM	993	79,960,147	12.64
AX	2,182	216,027,373	34.16
B	536	39,849,667	6.30
C	141	10,137,831	1.60
CM	83	5,471,554	0.87
TOTAL	6,323	$632,426,757	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

PREPAYMENT PENALTY TERMS OF THE GROUP I LOANS

PREPAYMENT PENALTY TERM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>	<C>	<C>	<C>
None	2,494	$192,896,308	30.50%
12 Months	262	40,937,088	6.47
24 Months	337	40,713,960	6.44
36 Months	2,566	292,450,089	46.24
48 Months	11	1,422,384	0.22
60 Months	641	62,565,191	9.89
Other(1)	12	1,441,738	0.23
TOTAL	6,323	$632,426,757	100.00%

(1) Not 0, 12, 24, 36, 48, or 60 months and not more than 60 months.
</TABLE>

<PAGE>

RESIDENTIAL ASSET SECURITIES CORPORATION
RASC SERIES 2003-KS4 TRUST
Computational Materials: Preliminary Term Sheet

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

LOAN GROUP I

LOAN NUMBER	AGGREGATE PRINCIPAL BALANCE ($)	MORTGAGE RATE (%)	NET MORTGAGE RATE (%)*	ORIGINAL AMORTIZATION TERM TO MATURITY (MONTHS)	REMAINING AMORTIZATION TERM TO MATURITY (MONTHS)	REMAINING TERM TO MATURITY OF BALLOON LOANS (MONTHS)	AGE (MONTHS)
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
1	51,263,839.79	9.573	8.651	360	359	179	1
2	56,515,270.19	8.140	6.956	177	176	N/A	1
3	542,220,890.02	7.919	6.634	356	355	N/A	1

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

GROUP II-A MORTGAGE LOANS

SUMMARY	TOTAL	MINIMUM	MAXIMUM
<S>	<C>		
Statistical Cutoff Date Aggregate Principal Balance	$200,685,735.17		
Number of Loans	1,648		
Average Current Loan Balance	$121,775.32	$14,328.75	$322,700.00
(1) Weighted Average Original Loan-to-Value Ratio	81.28%	17.00	95.00%
(1) Weighted Average Mortgage Rate	7.824%	3.875%	12.450%
(1) Weighted Average Net Mortgage Rate	6.049%	3.420%	11.870%
(1) Weighted Average Note Margin	7.708%	1.250%	13.550%
(1) Weighted Average Maximum Mortgage Rate	14.031%	11.150%	19.450%
(1) Weighted Average Minimum Mortgage Rate	7.979%	3.000%	13.550%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	27	1	37
(1) Weighted Average Remaining Term to Maturity (months)	359	59	360
(1) (2) Weighted Average Credit Score	612	473	800

(1) Weighted Average reflected in Total.
(2) 99.63% of the Group II-A Mortgage Loans have Credit Scores.

	RANGE	PERCENT OF CUT-OFF DATE PRINCIPAL BALANCE
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	83.24%
	Two to Four Family Units	5.95%
	Planned Unit Development (detached)	4.25%
	Condo Low-Rise (less than 5 stories)	2.97%
	Planned Unit Development (attached)	2.53%
	Townhouse	1.04%
	Condo Mid-Rise (5 to 8 stories)	0.03%
Occupancy Status	Primary Residence	85.66%
	Non-Owner Occupied	13.39%
	Second Home/Vacation Home	0.95%
Geographic Distribution	Minnesota	12.92%
	California	11.33%
	Michigan	8.91%
	Florida	6.34%
	Wisconsin	6.18%
	Illinois	4.85%
	Colorado	4.17%
	North Carolina	3.19%
Number of States (including DC)	50	
Largest Zip Code Concentration	55412	0.63%
Loans with Mortgage Insurance	71.21%	
Loans with Active Prepayment Penalties		81.50%

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

CREDIT SCORE DISTRIBUTION OF THE GROUP II-A LOANS

RANGE OF CREDIT SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>			<C>
499 or less	9	$1,109,044	0.55%
500 - 519	13	1,342,253	0.67
520 - 539	62	5,808,967	2.89
540 - 559	165	19,294,134	9.61
560 - 579	210	23,924,402	11.92
580 - 599	208	25,851,431	12.88
600 - 619	324	41,697,128	20.78
620 - 639	245	31,324,983	15.61
640 - 659	154	19,110,115	9.52
660 - 679	123	15,397,002	7.67
680 - 699	54	6,570,300	3.27
700 - 719	25	3,181,884	1.59
720 - 739	19	2,567,041	1.28
740 - 759	11	1,407,400	0.70
760 or greater	12	1,355,331	0.68
SUBTOTAL WITH CREDIT SCORES	1,634	$199,941,415	99.63%
Not Available(1)	14	744,321	0.37
TOTAL	1,648	$200,685,735	100.00%

(1) Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for

the related mortgagor.

ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES OF THE GROUP II-A LOANS

RANGE OF ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
$1 - $100,000	683	$46,891,251	23.37%
$100,001 - $200,000	787	110,405,724	55.01
$200,001 - $300,000	167	39,968,340	19.92
$300,001 - $400,000	11	3,420,420	1.70
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

NET MORTGAGE RATES OF THE GROUP II-A LOANS

RANGE OF NET MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
3.000% - 3.499%	2	$233,849	0.12%
3.500% - 3.999%	20	3,119,712	1.55
4.000% - 4.499%	78	10,912,209	5.44
4.500% - 4.999%	201	28,921,963	14.41
5.000% - 5.499%	316	42,135,927	21.00
5.500% - 5.999%	280	32,282,399	16.09
6.000% - 6.499%	172	19,892,665	9.91
6.500% - 6.999%	145	16,164,857	8.05
7.000% - 7.499%	128	16,571,479	8.26
7.500% - 7.999%	111	12,240,635	6.10
8.000% - 8.499%	93	10,175,587	5.07
8.500% - 8.999%	58	4,913,238	2.45
9.000% - 9.499%	26	1,961,335	0.98
9.500% - 9.999%	8	603,892	0.30
10.000% - 10.499%	7	353,550	0.18
10.500% - 10.999%	1	83,223	0.04
11.000% - 11.499%	1	55,250	0.03
11.500% - 11.999%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

MORTGAGE RATES OF THE GROUP II-A LOANS

RANGE OF MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
3.500% - 3.999%	1	$14,329	0.01%
5.000% - 5.499%	1	136,321	0.07

5.500% - 5.999%	22	4,312,688	2.15
6.000% - 6.499%	47	6,727,664	3.35
6.500% - 6.999%	175	24,850,885	12.38
7.000% - 7.499%	213	29,537,746	14.72
7.500% - 7.999%	446	57,751,575	28.78
8.000% - 8.499%	288	33,114,216	16.50
8.500% - 8.999%	242	26,106,817	13.01
9.000% - 9.499%	119	10,719,472	5.34
9.500% - 9.999%	64	5,406,514	2.69
10.000% - 10.499%	16	1,235,687	0.62
10.500% - 10.999%	9	419,631	0.21
11.000% - 11.499%	1	77,700	0.04
11.500% - 11.999%	3	210,527	0.10
12.000% - 12.499%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

ORIGINAL LOAN-TO-VALUE RATIOS OF THE GROUP II-A LOANS

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>			<C>
0.01% - 50.00%	49	$4,705,583	2.34%
50.01% - 55.00%	9	925,092	0.46
55.01% - 60.00%	28	2,708,949	1.35
60.01% - 65.00%	49	5,143,237	2.56
65.01% - 70.00%	97	10,914,336	5.44
70.01% - 75.00%	139	17,082,355	8.51
75.01% - 80.00%	512	62,283,342	31.04
80.01% - 85.00%	255	32,799,057	16.34
85.01% - 90.00%	403	50,728,883	25.28
90.01% - 95.00%	107	13,394,901	6.67
TOTAL	1,648	$200,685,735	100.00%

GEOGRAPHIC DISTRIBUTION OF MORTGAGED PROPERTIES OF THE GROUP II-A LOANS

STATE OR TERRITORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Minnesota	184	$25,921,798	12.92%
California	131	22,747,606	11.33
Michigan	162	17,874,395	8.91
Florida	108	12,730,780	6.34
Wisconsin	119	12,395,495	6.18

Illinois	81	9,735,334	4.85
Colorado	51	8,377,623	4.17
North Carolina	55	6,398,324	3.19
All Other States	757	84,504,380	42.11
TOTAL	1,648	$200,685,735	100.00%

MORTGAGE LOAN PURPOSE OF THE GROUP II-A LOANS

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Equity Refinance	1,012	$128,118,647	63.84%
Purchase	536	60,535,612	30.16
Rate/Term Refinance	100	12,031,476	6.00
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGE LOAN DOCUMENTATION TYPE OF THE GROUP II-A LOANS

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Full Documentation <S>	<C> 1,310	<C> $155,900,217	77.68%
Reduced Documentation	338	44,785,519	22.32
TOTAL	1,648	$200,685,735	100.00%

OCCUPANCY TYPES OF THE GROUP II-A LOANS

OCCUPANCY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Primary Residence	1,382	$171,913,294	85.66%
Non-Owner Occupied	250	26,874,079	13.39
Second Home/Vacation Home	16	1,898,362	0.95
TOTAL	1,648	$200,685,735	100.00%

MORTGAGED PROPERTY TYPES OF THE GROUP II-A LOANS

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Single-family detached	1,401	$167,054,184	83.24%
Two to Four Family Units	97	11,938,994	5.95
Planned Unit Development (detached)	54	8,536,058	4.25
Condo Low-Rise (less than 5 stories)	48	5,954,204	2.97
Planned Unit Development (attached)	31	5,068,786	2.53
Townhouse	16	2,078,693	1.04
Condo Mid-Rise (5 to 8 stories)	1	54,816	0.03
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

CREDIT GRADES OF THE GROUP II-A LOANS

CREDIT GRADES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>			<C>
A4	701	$88,988,337	44.34%
AX	401	51,563,324	25.69
AM	269	31,988,498	15.94
B	157	16,310,380	8.13
C	96	9,995,415	4.98
CM	24	1,839,781	0.92
TOTAL	1,648	$200,685,735	100.00%

PREPAYMENT PENALTY TERMS OF THE GROUP II-A LOANS

PREPAYMENT PENALTY TERM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
None	293	$36,889,253	18.38%
12 Months	76	10,192,946	5.08
24 Months	687	86,726,850	43.22
36 Months	538	61,273,578	30.53
48 Months	3	244,100	0.12
60 Months	45	4,663,300	2.32
Other (1)	6	695,709	0.35
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

(1) Not 0, 12, 24, 36, 48, or 60 months and not more than 60 months.

<PAGE>

<TABLE>
<CAPTION>

NOTE MARGINS OF THE GROUP II-A LOANS

RANGE OF NOTE MARGINS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
1.000% - 1.499%	1	$194,650	0.10%
1.500% - 1.999%	1	14,329	0.01
3.000% - 3.499%	1	96,785	0.05
4.000% - 4.499%	5	988,071	0.49
4.500% - 4.999%	19	3,618,297	1.80
5.000% - 5.499%	15	2,125,119	1.06
5.500% - 5.999%	40	5,544,920	2.76
6.000% - 6.499%	49	6,588,037	3.28
6.500% - 6.999%	246	35,683,926	17.78
7.000% - 7.499%	180	22,747,353	11.33
7.500% - 7.999%	301	37,459,784	18.67
8.000% - 8.499%	320	38,236,409	19.05
8.500% - 8.999%	276	29,079,444	14.49
9.000% - 9.499%	100	9,810,479	4.89
9.500% - 9.999%	47	4,906,829	2.45
10.000% - 10.499%	29	2,255,195	1.12
10.500% - 10.999%	12	897,232	0.45
11.000% - 11.499%	5	374,914	0.19
13.500% - 13.999%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

MAXIMUM MORTGAGE RATES OF THE GROUP II-A LOANS

RANGE OF MAXIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
11.000% - 11.999%	17	$3,546,930	1.77%

12.000% - 12.999%	151	21,228,220	10.58
13.000% - 13.999%	617	82,515,818	41.12
14.000% - 14.999%	563	65,060,644	32.42
15.000% - 15.999%	245	23,653,334	11.79
16.000% - 16.999%	48	4,213,098	2.10
17.000% - 17.999%	5	348,477	0.17
18.000% - 18.999%	1	55,250	0.03
19.000% - 19.999%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MINIMUM MORTGAGE OF THE GROUP II-A LOANS

RANGE OF MINIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C> <C>	<C>	<C>	<C>
3.000% - 3.999%	1	$96,785	0.05%
4.000% - 4.999%	1	128,250	0.06
5.000% - 5.999%	25	4,596,630	2.29
6.000% - 6.999%	154	22,463,096	11.19
7.000% - 7.999%	566	74,915,950	37.33
8.000% - 8.999%	660	75,668,684	37.71
9.000% - 9.999%	186	18,721,359	9.33
10.000% -10.999%	47	3,528,799	1.76
11.000% -11.999%	7	502,218	0.25
13.000% -13.999%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

NEXT INTEREST RATE ADJUSTMENT DATES OF THE GROUP II-A LOANS

NEXT INTEREST RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>		<C>
May 2003	2	$104,092	0.05%
June 2003	1	42,843	0.02
July 2003	2	327,778	0.16
September 2003	1	77,915	0.04
October 2003	1	39,820	0.02
November 2003	1	103,025	0.05
December 2003	1	76,562	0.04
February 2004	1	217,717	0.11
March 2004	1	138,615	0.07
April 2004	4	558,335	0.28
May 2004	1	110,985	0.06
June 2004	1	67,915	0.03
July 2004	1	108,690	0.05
September 2004	1	54,488	0.03
October 2004	1	148,281	0.07
November 2004	4	316,764	0.16
December 2004	4	763,665	0.38
January 2005	33	4,418,813	2.20
February 2005	57	7,074,810	3.53

March 2005	295	38,182,024	19.03
April 2005	636	78,657,369	39.19
May 2005	111	13,534,797	6.74
June 2005	3	274,382	0.14
September 2005	2	218,621	0.11
October 2005	2	121,052	0.06
November 2005	1	90,605	0.05
December 2005	2	373,977	0.19
January 2006	6	618,161	0.31
February 2006	12	1,176,533	0.59
March 2006	60	6,959,116	3.47
April 2006	305	34,266,299	17.07
May 2006	95	11,461,686	5.71
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

GROUP II-B MORTGAGE LOANS

SUMMARY	TOTAL	MINIMUM	MAXIMUM
<S>	<C>		
Statistical Cutoff Date Aggregate Principal Balance	$201,035,716.99		
Number of Loans	1,340		
Average Current Loan Balance	$150,026.65	$21,250.00	$650,000.00
(1) Weighted Average Original Loan-to-Value Ratio	81.96%	13.00%	95.00%
(1) Weighted Average Mortgage Rate	7.959%	5.300%	12.150%
(1) Weighted Average Net Mortgage Rate	6.194%	3.120%	11.570%
(1) Weighted Average Note Margin	7.558%	4.050%	11.733%
(1) Weighted Average Maximum Mortgage Rate	14.285%	11.300%	19.090%
(1) Weighted Average Minimum Mortgage Rate	7.935%	4.625%	12.150%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	26	8	37
(1) Weighted Average Remaining Term to Maturity (months)	360	355	360
(1) (2) Weighted Average Credit Score	611	468	797

(1) Weighted Average reflected in Total.
(2) 99.76% of the Group II-C Mortgage Loans have Credit Scores.

	RANGE	PERCENT OF CUT-OFF DATE PRINCIPAL BALANCE
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	79.18%
	Planned Unit Developments (detached)	10.21%
	Two to Four Family Units	4.51%
	Condo Low-Rise (less than 5 stories)	2.80%
	Planned Unit Developments (attached)	1.23%
	Manufactured Housing	1.22%
	Townhouse	0.75%
	Leasehold	0.09%
Occupancy Status	Primary Residence	92.58%
	Non-Owner Occupied	5.99%
	Second Home/Vacation Home	1.44%
Geographic Distribution	California	22.17%
	Michigan	7.92%
	Florida	6.56%
	Illinois	5.52%
	Texas	5.35%
	Massachusetts	3.86%
	Georgia	3.77%
	Arizona	3.36%
	North Carolina	3.06%
Number of States	48	
Largest Zip Code Concentration	98024	0.55%
Loans with Mortgage Insurance	69.56%	
Loans with Active Prepayment Penalties		82.03%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

CREDIT SCORE DISTRIBUTION OF THE GROUP II-B LOANS

RANGE OF CREDIT SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
499 or less	12	$1,089,579	0.54%
500 - 519	43	4,839,688	2.41
520 - 539	88	9,049,388	4.50
540 - 559	148	16,639,025	8.28
560 - 579	206	25,936,865	12.90
580 - 599	170	24,266,110	12.07
600 - 619	244	36,869,764	18.34
620 - 639	167	30,085,390	14.97
640 - 659	100	19,985,399	9.94
660 - 679	58	11,857,149	5.90
680 - 699	41	8,679,952	4.32
700 - 719	16	3,388,960	1.69
720 - 739	20	3,830,981	1.91
740 - 759	12	2,454,666	1.22
760 or greater	8	1,577,736	0.78
SUBTOTAL WITH CREDIT SCORES	1,333	$ 200,550,652	99.76%
Not Available(1)	7	485,065	0.24
TOTAL	1,340	$201,035,717	100.00%

(1) Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES OF THE GROUP II-B LOANS

RANGE OF ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
$1 - $100,000	541	$37,371,455	18.59%
$100,001 - $200,000	495	71,994,156	35.81
$200,001 - $300,000	170	41,061,559	20.43
$300,001 - $400,000	108	37,999,903	18.90
$400,001 - $500,000	16	7,145,144	3.55
$500,001 - $600,000	9	4,813,500	2.39
$600,001 - $700,000	1	650,000	0.32
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

NET MORTGAGE RATES OF THE GROUP II-B LOANS

RANGE OF NET MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>		<C>
3.000% - 3.499%	13	$3,643,368	1.81%
3.500% - 3.999%	23	6,182,989	3.08
4.000% - 4.499%	34	9,348,518	4.65
4.500% - 4.999%	121	24,189,107	12.03
5.000% - 5.499%	198	35,530,396	17.67
5.500% - 5.999%	180	28,960,828	14.41
6.000% - 6.499%	148	21,960,224	10.92
6.500% - 6.999%	84	13,325,718	6.63
7.000% - 7.499%	158	19,693,064	9.80
7.500% - 7.999%	106	12,291,450	6.11
8.000% - 8.499%	67	6,963,966	3.46
8.500% - 8.999%	71	7,314,902	3.64
9.000% - 9.499%	69	6,748,050	3.36
9.500% - 9.999%	39	2,924,772	1.45
10.000% - 10.499%	14	1,045,834	0.52
10.500% - 10.999%	11	569,332	0.28
11.000% - 11.499%	2	182,000	0.09
11.500% - 11.999%	2	161,200	0.08
TOTAL	1,340	$201,035,717	100.00%

MORTGAGE RATES OF THE GROUP II-B LOANS

RANGE OF MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
5.000% - 5.499%	2	$555,592	0.28%
5.500% - 5.999%	46	12,722,312	6.33
6.000% - 6.499%	35	9,477,402	4.71
6.500% - 6.999%	82	21,287,105	10.59
7.000% - 7.499%	158	28,683,615	14.27
7.500% - 7.999%	244	40,837,894	20.31
8.000% - 8.499%	175	23,038,998	11.46
8.500% - 8.999%	167	21,153,248	10.52
9.000% - 9.499%	109	13,903,338	6.92
9.500% - 9.999%	193	19,461,810	9.68
10.000% - 10.499%	66	5,699,705	2.84
10.500% - 10.999%	39	2,835,257	1.41
11.000% - 11.499%	16	834,094	0.41
11.500% - 11.999%	4	277,888	0.14
12.000% - 12.499%	4	267,459	0.13
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

ORIGINAL LOAN-TO-VALUE RATIOS OF THE GROUP II-B LOANS

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>	<C>	<C>	
0.01% - 50.00%	30	$2,360,058	1.17%
50.01% - 55.00%	6	382,425	0.19
55.01% - 60.00%	21	2,507,256	1.25
60.01% - 65.00%	41	5,251,437	2.61
65.01% - 70.00%	77	9,133,428	4.54
70.01% - 75.00%	101	12,195,426	6.07
75.01% - 80.00%	437	74,010,822	36.81
80.01% - 85.00%	263	37,324,162	18.57
85.01% - 90.00%	273	41,547,769	20.67
90.01% - 95.00%	91	16,322,935	8.12
TOTAL	1,340	$201,035,717	100.00%

GEOGRAPHIC DISTRIBUTION OF MORTGAGED PROPERTIES OF THE GROUP II-B LOANS

STATE OR TERRITORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
California	185	$44,569,115	22.17%
Michigan	144	15,922,331	7.92
Florida	98	13,180,299	6.56
Illinois	69	11,087,172	5.52
Texas	74	10,758,143	5.35

Massachusetts	33	7,754,186	3.86
Georgia	45	7,570,300	3.77
Arizona	40	6,748,974	3.36
North Carolina	48	6,146,874	3.06
All Other States	604	77,298,323	38.45
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGE LOAN PURPOSE OF THE GROUP II-B LOANS

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
Equity Refinance	750	$103,789,523	51.63%
Purchase	512	83,666,781	41.62
Rate/Term Refinance	78	13,579,414	6.75
TOTAL	1,340	$201,035,717	100.00%

MORTGAGE LOAN DOCUMENTATION TYPE OF THE GROUP II-B LOANS

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Full Documentation	1,111	$164,788,584	81.97%
Reduced Documentation	229	36,247,133	18.03
TOTAL	1,340	$201,035,717	100.00%

OCCUPANCY TYPES OF THE GROUP II-B LOANS

OCCUPANCY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Primary Residence	1,217	$186,110,026	92.58%
Non-Owner Occupied	111	12,032,408	5.99
Second Home/Vacation Home	12	2,893,283	1.44
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGED PROPERTY TYPES OF THE GROUP II-B LOANS

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
Single-family detached	1,101	$159,187,153	79.18%
Planned Unit Developments (detached)	90	20,532,023	10.21
Two to Four Family Units	58	9,074,536	4.51
Condo Low-Rise (less than 5 stories)	40	5,630,310	2.80
Planned Unit Developments (attached)	10	2,476,263	1.23
Manufactured Housing	29	2,453,135	1.22
Townhouse	11	1,498,548	0.75
Leasehold	1	183,750	0.09
TOTAL	1,340	$201,035,717	100.00%

CREDIT GRADES OF THE GROUP II-B LOANS

CREDIT GRADES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
A4	471	$81,674,048	40.63%
AX	299	52,808,347	26.27
AM	256	33,230,528	16.53
B	185	20,944,664	10.42
C	82	7,888,805	3.92
CM	47	4,489,325	2.23
TOTAL	1,340	$201,035,717	100.00%

PREPAYMENT PENALTY TERMS OF THE GROUP II-B LOANS

PREPAYMENT PENALTY TERM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
None	198	$36,123,611	17.97%
12 Months	74	13,485,809	6.71
24 Months	631	102,461,971	50.97
36 Months	366	42,265,298	21.02
60 Months	63	5,919,025	2.94
Other (1)	8	780,003	0.39
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

(1) Not 0, 12, 24, 36 or 60 months and not more than 60 months.

<PAGE>

<TABLE>
<CAPTION>

NOTE MARGINS OF THE GROUP II-B LOANS

RANGE OF NOTE MARGINS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>			<C>
4.000% - 4.499%	11	$3,183,392	1.58%
4.500% - 4.999%	26	6,859,976	3.41
5.000% - 5.499%	24	7,281,966	3.62
5.500% - 5.999%	40	9,502,407	4.73
6.000% - 6.499%	46	11,712,941	5.83
6.500% - 6.999%	154	30,128,281	14.99
7.000% - 7.499%	156	24,576,180	12.22
7.500% - 7.999%	202	31,142,530	15.49
8.000% - 8.499%	207	27,756,936	13.81
8.500% - 8.999%	136	16,363,072	8.14
9.000% - 9.499%	178	18,770,700	9.34
9.500% - 9.999%	80	7,671,911	3.82
10.000% - 10.499%	43	3,825,421	1.90
10.500% - 10.999%	28	1,763,542	0.88
11.000% - 11.499%	6	341,863	0.17
11.500% - 11.999%	3	154,600	0.08
TOTAL	1,340	$201,035,717	100.00%

MAXIMUM MORTGAGE RATES OF THE GROUP II-B LOANS

RANGE OF	NUMBER	PRINCIPAL BALANCE	PERCENT OF AGGREGATE

MAXIMUM MORTGAGE RATES	OF MORTGAGE LOANS	OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
11.000% - 11.999%	41	$10,961,871	5.45%
12.000% - 12.999%	73	20,369,162	10.13
13.000% - 13.999%	325	57,613,190	28.66
14.000% - 14.999%	381	55,393,131	27.55
15.000% - 15.999%	313	36,499,158	18.16
16.000% - 16.999%	154	15,990,372	7.95
17.000% - 17.999%	48	3,920,123	1.95
18.000% - 18.999%	4	190,709	0.09
19.000% - 19.999%	1	98,000	0.05
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MINIMUM MORTGAGE OF THE GROUP II-B LOANS

RANGE OF MINIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C> <C>	<C>	<C>	<C>
4.000% - 4.999%	5	$1,507,200	0.75%
5.000% - 5.999%	56	14,156,620	7.04
6.000% - 6.999%	121	28,847,385	14.35
7.000% - 7.999%	381	66,544,321	33.10
8.000% - 8.999%	355	49,388,643	24.57
9.000% - 9.999%	287	30,063,572	14.95
10.000% -10.999%	110	9,135,044	4.54
11.000% -11.999%	22	1,223,474	0.61
12.000% -12.999%	3	169,459	0.08
TOTAL	1,340	$201,035,717	100.00%

NEXT INTEREST RATE ADJUSTMENT DATES OF THE GROUP II-B LOANS

NEXT INTEREST RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
December 2003	1	$ 93,954	0.05%
November 2004	1	320,058	0.16
December 2004	2	237,828	0.12
January 2005	9	1,497,037	0.74
February 2005	35	6,004,386	2.99
March 2005	245	39,916,249	19.86

April 2005	625	101,667,927	50.57
May 2005	71	9,811,153	4.88
November 2005	1	195,259	0.10
January 2006	1	267,398	0.13
February 2006	3	584,660	0.29
March 2006	54	6,043,747	3.01
April 2006	242	29,181,886	14.52
May 2006	50	5,214,175	2.59
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

RESIDENTIAL ASSET SECURITIES CORPORATION
RASC SERIES 2003-KS4 TRUST
Computational Materials: Preliminary Term Sheet

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

LOAN GROUP II-A

LOAN NUMBER	AGGREGATE PRINCIPAL BALANCE ($)	MORTGAGE RATE (%)	NET ORTGAGE RATE M (%)	ORIGINAL ERM TO TATURITY MMONTHS) (	REMAINING TERM TO MATURITY (MONTHS) (	AGE MONTHS)	GROSS ARGIN (%) M	MONTHS TO EXT RATE NDJUSTMENT A DATE	MONTHS BETWEEN RATE DJUSTMENT A DATES	INITIAL PERIODIC RATE CAP (%)	PERIODIC ATE RAP (%) C	LIFETIME INIMUM MATE (%) R	LIFETIME AXIMUM MRATE (%)
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
II-A-1	163,926,083.38	7.808	6.063	360	359	1	7.496	23	6	2.882	1.108	7.870	14.082
II-A-2	86,073,916.62	7.855	6.022	360	360	0	8.112	34	6	2.952	1.024	8.187	13.935

LOAN GROUP II-B

LOAN NUMBER	AGGREGATE PRINCIPAL BALANCE ($)	ORTGAGE M RATE (%)	ET ORTGAGE N RATE M (%)	RIGINAL OERM TO TATURITY MMONTHS) (	REMAINING TERM TO MATURITY (MONTHS) (	GE AMONTHS)	ROSS ARGIN G (%) M	ONTHS TO MEXT RATE NDJUSTMENT A DATE	MONTHS BETWEEN RATE DJUSTMENT A DATES	INITIAL PERIODIC RATE CAP (%)	ERIODIC PATE RAP (%) C	IFETIME LINIMUM MATE (%) R	IFETIME LAXIMUM MRATE (%)
II-B-1	148,966,006.11	7.803	6.062	360	360	0	7.386	24	6	2.900	1.143	7.792	14.152
II-B-2	51,033,993.89	8.414	6.581	360	360	0	8.058	34	6	2.904	1.082	8.353	14.672

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

GROUP III MORTGAGE LOANS

SUMMARY	TOTAL	MINIMUM	MAXIMUM
Statistical Cutoff Date Aggregate Principal Balance	$200,782,811.93		
Number of Loans	1,638		
<S>	<C>	<C>	<C>
Average Current Loan Balance	$122,578.03	$18,000.00	$320,000.00
(1) Weighted Average Original Loan-to-Value Ratio	81.31%	16.00%	95.00%
(1) Weighted Average Mortgage Rate	7.788%	4.950%	9.379%
(1) Weighted Average Net Mortgage Rate	6.071%	3.245%	8.878%
(1) Weighted Average Note Margin	7.325%	3.850%	10.150%
(1) Weighted Average Maximum Mortgage Rate	14.071%	10.950%	16.375%
(1) Weighted Average Minimum Mortgage Rate	7.744%	4.375%	10.150%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	27	19	37
(1) Weighted Average Remaining Term to Maturity (months)	360	355	360
(1) (2) Weighted Average Credit Score	609	453	784

(1) Weighted Average reflected in Total.
(2) 99.84% of the Group II-B Mortgage Loans have Credit Scores.

	RANGE	PERCENT OF CUT-OFF DATE PRINCIPAL BALANCE
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	82.44%
	Planned Unit Development (detached)	6.81%
	Two to Four Family Units	5.11%
	Condo Low-Rise (less than 5 stories)	2.98%
	Planned Unit Development (attached)	1.75%
	Townhouse	0.90%
Occupancy Status	Primary Residence	92.99%
	Non-Owner Occupied	6.66%
	Second Home/Vacation Home	0.34%
Geographic Distribution	California	10.76%
	Florida	7.87%
	Texas	5.96%
	Michigan	5.28%
	Massachusetts	5.18%
	Illinois	4.62%
	Ohio	4.25%
	Minnesota	3.62%
	Arizona	3.33%
	Georgia	3.19%
Number of States	47	
Largest Zip Code Concentration	02301	0.35%
Loans with Mortgage Insurance	65.85%	
Loans with Active Prepayment Penalties		85.25%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

CREDIT SCORE DISTRIBUTION OF THE GROUP III LOANS

RANGE OF CREDIT SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
499 or less	6	$639,947	0.32%
500 - 519	23	2,960,961	1.47
520 - 539	83	9,183,613	4.57
540 - 559	139	16,587,387	8.26
560 - 579	231	26,129,587	13.01
580 - 599	234	29,352,952	14.62
600 - 619	312	38,807,245	19.33
620 - 639	245	30,406,356	15.14
640 - 659	154	20,288,018	10.10
660 - 679	84	10,016,567	4.99
680 - 699	47	6,938,294	3.46
700 - 719	40	5,119,983	2.55
720 - 739	16	1,768,351	0.88
740 - 759	8	885,816	0.44
760 or greater	12	1,385,734	0.69
SUBTOTAL WITH CREDIT SCORES	1,634	$200,470,812	99.84%
Not Available(1)	4	312,000.00	0.16
TOTAL	1,638	$200,782,812	100.00%

(1) Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES OF THE GROUP III LOANS

RANGE OF ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
$1 - $100,000	697	$51,447,584	25.62%
$100,001 - $200,000	760	105,174,127	52.38
$200,001 - $300,000	169	40,470,824	20.16
$300,001 - $400,000	12	3,690,276	1.84
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

NET MORTGAGE RATES OF THE GROUP III LOANS

RANGE OF NET MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
3.000% - 3.499%	13	$1,851,215	0.92%
3.500% - 3.999%	50	6,986,387	3.48
4.000% - 4.499%	120	18,013,239	8.97
4.500% - 4.999%	153	21,096,306	10.51
5.000% - 5.499%	180	23,490,347	11.70
5.500% - 5.999%	225	27,084,835	13.49
6.000% - 6.499%	253	30,372,445	15.13
6.500% - 6.999%	230	25,535,719	12.72
7.000% - 7.499%	117	13,856,093	6.90
7.500% - 7.999%	96	11,443,939	5.70
8.000% - 8.499%	140	14,548,176	7.25
8.500% - 8.999%	61	6,504,112	3.24
TOTAL	1,638	$200,782,812	100.00%

MORTGAGE RATES OF THE GROUP III LOANS

RANGE OF MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
4.500% - 4.999%	1	$248,000	0.12%
5.000% - 5.499%	3	558,400	0.28
5.500% - 5.999%	49	7,466,540	3.72
6.000% - 6.499%	72	10,181,790	5.07
6.500% - 6.999%	229	33,119,059	16.49
7.000% - 7.499%	165	22,287,875	11.10
7.500% - 7.999%	302	37,750,373	18.80
8.000% - 8.499%	265	30,635,427	15.26

8.500% - 8.999%	350	38,525,636	19.19
9.000% - 9.499%	202	20,009,712	9.97
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

ORIGINAL LOAN-TO-VALUE RATIOS OF THE GROUP III LOANS

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
0.01% - 50.00%	37	$3,483,727	1.74%
50.01% - 55.00%	17	2,189,065	1.09
55.01% - 60.00%	43	5,115,535	2.55
60.01% - 65.00%	36	4,471,338	2.23
65.01% - 70.00%	69	8,149,370	4.06
70.01% - 75.00%	129	17,055,668	8.49
75.01% - 80.00%	554	64,058,251	31.90
80.01% - 85.00%	297	36,743,688	18.30
85.01% - 90.00%	317	40,734,867	20.29
90.01% - 95.00%	139	18,781,304	9.35
TOTAL	1,638	$200,782,812	100.00%

GEOGRAPHIC DISTRIBUTION OF MORTGAGED PROPERTIES OF THE GROUP III LOANS

STATE OR TERRITORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
California	126	$21,610,825	10.76%
Florida	146	15,806,816	7.87
Texas	115	11,966,875	5.96
Michigan	102	10,607,248	5.28
Massachusetts	55	10,392,975	5.18
Illinois	71	9,274,874	4.62
Ohio	87	8,529,174	4.25
Minnesota	53	7,275,291	3.62
Arizona	53	6,680,147	3.33
Georgia	47	6,399,785	3.19

All Other States	783	92,238,801	45.94
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGE LOAN PURPOSE OF THE GROUP III LOANS

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
Equity Refinance	1,020	$132,712,001	66.10%
Purchase	545	58,440,454	29.11
Rate/Term Refinance	73	9,630,357	4.80
TOTAL	1,638	$200,782,812	100.00%

MORTGAGE LOAN DOCUMENTATION TYPE OF THE GROUP III LOANS

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Full Documentation	1,411	$169,841,602	84.59%
Reduced Documentation	227	30,941,210	15.41
TOTAL	1,638	$200,782,812	100.00%

OCCUPANCY TYPES OF THE GROUP III LOANS

OCCUPANCY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Primary Residence	1,501	$186,717,775	92.99%
Non-Owner Occupied	131	13,381,999	6.66
Second Home/Vacation Home	6	683,038	0.34
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGED PROPERTY TYPES OF THE GROUP III LOANS

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
Single-family detached	1,378	$165,532,770	82.44%
Planned Unit Development (detached)	91	13,667,971	6.81
Two to Four Family Units	70	10,260,523	5.11
Condo Low-Rise (less than 5 stories)	54	5,983,564	2.98
Planned Unit Development (attached)	24	3,522,826	1.75
Townhouse	21	1,815,158	0.90
TOTAL	1,638	$200,782,812	100.00%

CREDIT GRADES OF THE GROUP III LOANS

CREDIT GRADES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
A4	592	$73,959,736	36.84%
AX	464	58,656,361	29.21
AM	320	38,030,480	18.94
B	176	20,181,966	10.05
C	72	8,105,520	4.04
CM	14	1,848,748	0.92
TOTAL	1,638	$200,782,812	100.00%

PREPAYMENT PENALTY TERMS OF THE GROUP III LOANS

PREPAYMENT PENALTY TERM	NUMBER	PRINCIPAL BALANCE OUTSTANDING AS OF	PERCENT OF AGGREGATE PRINCIPAL BALANCE

	OF MORTGAGE LOANS	THE STATISTICAL CUTOFF DATE	OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
None	216	$29,624,685	14.75%
12 Months	83	12,572,955	6.26
24 Months	808	100,352,358	49.98
36 Months	509	56,002,702	27.89
60 Months	13	1,547,812	0.77
Other (1)	9	682,300	0.34
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

(1) Not 0, 12, 24, 36, or 60 months and not more than 60 months.

<PAGE>

<TABLE>
<CAPTION>

NOTE MARGINS OF THE GROUP III LOANS

RANGE OF NOTE MARGINS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
3.500% - 3.999%	1	$248,000	0.12%
4.000% - 4.499%	7	1,519,400	0.76
4.500% - 4.999%	32	4,224,736	2.10
5.000% - 5.499%	56	7,606,996	3.79
5.500% - 5.999%	81	12,703,015	6.33
6.000% - 6.499%	129	18,220,060	9.07
6.500% - 6.999%	203	26,383,024	13.14
7.000% - 7.499%	245	30,827,799	15.35
7.500% - 7.999%	280	33,190,767	16.53
8.000% - 8.499%	327	36,580,280	18.22
8.500% - 8.999%	232	24,600,735	12.25
9.000% - 9.499%	33	3,466,833	1.73
9.500% - 9.999%	9	753,167	0.38
10.000% - 10.499%	3	458,000	0.23
TOTAL	1,638	$200,782,812	100.00%

MAXIMUM MORTGAGE RATES OF THE GROUP III LOANS

RANGE OF MAXIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
10.000% - 10.999%	1	$248,000	0.12%
11.000% - 11.999%	44	6,862,340	3.42
12.000% - 12.999%	215	31,240,994	15.56
13.000% - 13.999%	414	57,349,941	28.56
14.000% - 14.999%			

	584	65,537,795	32.64
15.000% - 15.999%	303	32,015,765	15.95
16.000% - 16.999%	77	7,527,977	3.75
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MINIMUM MORTGAGE OF THE GROUP III LOANS

RANGE OF MINIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C> <C>		<C>	<C>
4.000% - 4.999%	15	$1,911,917	0.95%
5.000% - 5.999%	69	10,304,809	5.13
6.000% - 6.999%	266	37,396,738	18.63
7.000% - 7.999%	488	62,868,369	31.31
8.000% - 8.999%	610	69,463,773	34.60
9.000% - 9.999%	187	18,379,206	9.15
10.000% -10.999%	3	458,000	0.23
TOTAL	1,638	$200,782,812	100.00%

NEXT INTEREST RATE ADJUSTMENT DATES OF THE GROUP III LOANS

NEXT INTEREST RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
November 2004	1	$67,801	0.03%
January 2005	8	1,363,491	0.68
February 2005	18	2,325,864	1.16
March 2005	161	20,050,915	9.99
April 2005	960	119,759,840	59.65
May 2005	26	3,149,418	1.57
January 2006	2	219,488	0.11
February 2006	9	1,119,816	0.56

March 2006	84	9,999,494	4.98
April 2006	365	42,330,335	21.08
May 2006	4	396,350	0.20
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

LOAN GROUP III

LOAN NUMBER	AGGREGATE PRINCIPAL BALANCE ($)	MORTGAGE RATE (%)	NET MORTGAGE RATE (%)	ORIGINAL TERM TO MATURITY (MONTHS)	REMAINING TERM TO MATURITY (MONTHS)	AGE (MONTHS)	GROSS MARGIN (%)	MONTHS TO NEXT RATE ADJUSTMENT DATE	MONTHS BETWEEN RATE ADJUSTMENT DATES	INITIAL PERIODIC RATE CAP (%)	PERIODIC RATE CAP (%)	LIFETIME MINIMUM RATE (%)	LIFETIME MAXIMUM RATE (%)
III-1	143,008,169.40	7.696	6.053	360	360	0	7.234	24	6	2.843	1.109	7.693	14.012
III-2	56,991,830.60	8.019	6.116	360	360	0	7.552	35	6	2.934	1.081	7.873	14.220

</TABLE>

GMAC RFC (GRAPHIC OMITTED)

NEW ISSUE COMPUTATIONAL MATERIALS

$1,300,000,000 (Approximate)

RASC SERIES 2003-KS4 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES,
SERIES 2003-KS4

GMAC RFC (GRAPHIC OMITTED)

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

MAY 13, 2003 (PART II)

This Information was prepared by Bear, Stearns & Co. Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

<PAGE>

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

<PAGE>

RESIDENTIAL ASSET SECURITIES CORPORATION
RASC SERIES 2003-KS4 TRUST
Computational Materials: Preliminary Term Sheet

<PAGE>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

<TABLE>
<CAPTION>

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP I MORTGAGE LOANS

SUMMARY	TOTAL	MINIMUM	MAXIMUM
Statistical Cutoff Date Aggregate Principal Balance	$632,426,757.46		
Number of Loans	6,323		
<S>	<C>	<C>	<C>
Average Current Loan Balance	$100,020.05	$8,331.36	$545,759.48
(1) (2) Weighted Average Original Loan-to-Value Ratio	78.79%	12.00%	100.00%
(1) Weighted Average Mortgage Rate	8.069%	5.350%	14.500%
(1) Weighted Average Net Mortgage Rate	6.821%	3.995%	13.920%
(1) Weighted Average Remaining Term to Maturity (months)	326	84	360
(1) (3) Weighted Average Credit Score	623	456	810

(1) Weighted Average reflected in Total.
(2) With respect to the Group I loans secured by junior liens, this weighted average was calculated using the combined loan-to-value ratio for such Group I loans.

	RANGE	PERCENT OF CUT-OFF DATE PRINCIPAL BALANCE
Product Type	Adjustable	0.00%
	Fixed	100.00%
Fully Amortizing Mortgage Loans		92.11%
Lien	First	95.02%
	Second	4.98%
Property Type	Single-family detached	81.16%
	Planned Unit Developments (detached)	5.86%
	Two- to four- family units	6.81%
	Condo Low-Rise (less than 5 stories)	2.38%
	Condo Mid-Rise (5 to 8 stories)	0.01%
	Condo High-Rise (9 stories or more)	0.07%
	Manufactured Home	1.11%
	Planned Unit Developments (attached)	1.39%
	Leasehold	0.01%
	Townhouse (2 to 4 family units)	0.19%
	Townhouse	1.02%
Occupancy Status	Primary Residence	90.84%
	Non-Owner Occupied	8.58%
	Second Home/Vacation	0.57%
Geographic Distribution	California	16.44%
	Florida	8.80%
	Texas	7.94%
	New York	5.45%
Number of States (including DC)	51	
Largest Zip Code Concentration	06810	0.22%
Loans with Mortgage Insurance	60.69%	
Loans with Prepayment Penalties		69.50%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

CREDIT SCORE DISTRIBUTION OF THE GROUP I LOANS

RANGE OF CREDIT SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>	<C>	<C>	<C>
499 or less	61	$3,883,390	0.61%
500 - 519	128	8,098,491	1.28
520 - 539	255	16,502,577	2.61
540 - 559	475	35,875,268	5.67
560 - 579	584	46,379,943	7.33
580 - 599	778	71,627,434	11.33
600 - 619	1,172	120,266,787	19.02
620 - 639	1,021	107,433,058	16.99
640 - 659	772	92,010,310	14.55
660 - 679	476	56,495,755	8.93
680 - 699	251	29,085,231	4.60
700 - 719	138	17,817,359	2.82
720 - 739	102	12,466,487	1.97
740 - 759	40	5,340,951	0.84
760 or greater	59	8,595,516	1.36
SUBTOTAL WITH CREDIT SCORES	6,312	$631,878,555	99.91%
Not Available(1)	11	548,202	0.09
TOTAL	6,323	$632,426,757	100.00%

(1) Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES OF THE GROUP I LOANS

RANGE OF ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
$0 - $100,000	3,984	$209,120,622	33.07%

$100,001 - $200,000	1,678	234,008,188	37.00
$200,001 - $300,000	448	107,786,194	17.04
$300,001 - $400,000	160	57,302,407	9.06
$400,001 - $500,000	47	21,055,789	3.33
$500,001 - $600,000	6	3,153,556	0.50
TOTAL	6,323	$632,426,757	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

NET MORTGAGE RATES OF THE GROUP I LOANS

RANGE OF NET MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
3.500% - 3.999%	2	$465,812	0.07%
4.000% - 4.499%	23	5,468,520	0.86
4.500% - 4.999%	253	53,632,102	8.48
5.000% - 5.499%	386	64,282,987	10.16
5.500% - 5.999%	606	86,285,082	13.64
6.000% - 6.499%	779	101,480,075	16.05
6.500% - 6.999%	826	92,841,540	14.68
7.000% - 7.499%	681	69,256,882	10.95
7.500% - 7.999%	482	44,050,047	6.97
8.000% - 8.499%	543	39,455,965	6.24
8.500% - 8.999%	311	23,304,708	3.68
9.000% - 9.499%	239	15,203,052	2.40
9.500% - 9.999%	147	8,576,812	1.36
10.000% - 10.499%	162	6,774,549	1.07
10.500% - 10.999%	106	4,155,446	0.66
11.000% - 11.499%	121	3,699,796	0.59
11.500% - 11.999%	87	2,146,299	0.34
12.000% - 12.499%	131	3,145,061	0.50
12.500% - 12.999%	17	382,931	0.06
13.000% - 13.499%	413	7,686,527	1.22
13.500% - 13.999%	8	132,564	0.02
TOTAL	6,323	$632,426,757	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

MORTGAGE RATES OF THE GROUP I LOANS

RANGE OF MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
5.000% - 5.499%	1	$110,875	0.02%
5.500% - 5.999%	31	7,416,847	1.17
6.000% - 6.499%	130	28,820,960	4.56
6.500% - 6.999%	565	105,051,289	16.61
7.000% - 7.499%	502	72,993,974	11.54
7.500% - 7.999%	1,064	134,928,685	21.34
8.000% - 8.499%	726	76,286,448	12.06
8.500% - 8.999%	1,060	92,449,664	14.62
9.000% - 9.499%	532	42,374,536	6.70
9.500% - 9.999%	423	29,405,742	4.65
10.000% - 10.499%	170	10,797,887	1.71
10.500% - 10.999%	216	9,542,834	1.51
11.000% - 11.499%	105	4,043,806	0.64
11.500% - 11.999%	127	4,154,141	0.66
12.000% - 12.499%	97	2,541,780	0.40
12.500% - 12.999%	134	3,208,782	0.51
13.000% - 13.499%	14	417,169	0.07
13.500% - 13.999%	418	7,748,775	1.23
14.000% - 14.499%	5	68,970	0.01
14.500% - 14.999%	3	63,593	0.01
TOTAL	6,323	$632,426,757	100.00%

ORIGINAL LOAN-TO-VALUE RATIOS OF THE GROUP I LOANS

RANGE OF ORIGINAL	NUMBER OF MORTGAGE	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE

LOAN-TO-VALUE RATIOS (1)	LOANS	CUTOFF DATE	STATISTICAL CUTOFF DATE
0.01% - 50.00%	316	$25,641,455	4.05%
50.01% - 55.00%	129	13,396,667	2.12
55.01% - 60.00%	162	17,906,657	2.83
60.01% - 65.00%	249	29,002,950	4.59
65.01% - 70.00%	386	46,080,232	7.29
70.01% - 75.00%	567	65,794,924	10.40
75.01% - 80.00%	1,461	178,232,132	28.18
80.01% - 85.00%	719	85,058,114	13.45
85.01% - 90.00%	946	113,769,999	17.99
90.01% - 95.00%	398	32,196,549	5.09
95.01% - 100.00%	990	25,347,078	4.01
TOTAL	6,323	$ 632,426,757	100.00%

</TABLE>

(1) With respect to the Group I Loans secured by second liens, this table was calculated using the combined Loan-to-Value ratio.

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GEOGRAPHIC DISTRIBUTION OF MORTGAGED PROPERTIES OF THE GROUP I LOANS

STATE OR TERRITORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>	<C>	<C>	<C>
California	555	$103,977,759	16.44%
Florida	589	55,674,513	8.80
Texas	720	50,219,143	7.94
New York	207	34,497,676	5.45
Tennessee	368	22,057,786	3.49
Virginia	212	20,769,195	3.28
Massachusetts	108	20,644,046	3.26
Michigan	277	20,391,871	3.22
Ohio	246	19,493,568	3.08
All Other States	3,041	284,701,201	45.02
TOTAL	6,323	$632,426,757	100.00%

MORTGAGE LOAN PURPOSE OF THE GROUP I LOANS

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Purchase	1,820	$117,627,127	18.60%
Equity Refinance	3,967	454,744,711	71.90
Rate/Term Refinance	536	60,054,919	9.50
TOTAL	6,323	$632,426,757	100.00%

MORTGAGE LOAN DOCUMENTATION TYPE OF THE GROUP I LOANS

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Full Documentation	5,198	$501,543,488	79.30%
Reduced Documentation	1,125	130,883,269	20.70

TOTAL	6,323	$632,426,757	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

OCCUPANCY TYPES OF THE GROUP I LOANS

OCCUPANCY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>			<C>
Primary Residence	5,677	$574,527,377	90.84%
Non-Owner Occupied	607	54,275,726	8.58
Second Home/Vacation Home	39	3,623,655	0.57
TOTAL	6,323	$632,426,757	100.00%

MORTGAGED PROPERTY TYPES OF THE GROUP I LOANS

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Single-family detached	5,308	$513,269,565	81.16%
Planned Unit Developments (detached)	297	37,047,366	5.86
Two- to four- family units	291	43,048,214	6.81
Condo Low-Rise (less than 5 stories)	145	15,042,105	2.38
Condo Mid-Rise (5 to 8 stories)	2	67,366	0.01
Condo High-Rise (9 stories or more)	2	473,000	0.07
Manufactured Home	103	6,995,726	1.11
Planned Unit Developments (attached)	82	8,807,131	1.39
Leasehold	1	27,195	0.01
Townhouse (2 to 4 family units)	5	1,205,216	0.19
Townhouse	87	6,443,876	1.02
TOTAL	6,323		100.00%

$632,426,757

CREDIT GRADES OF THE GROUP I LOANS

CREDIT GRADES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
A4	2,388	$280,980,185	44.43%
AM	993	79,960,147	12.64
AX	2,182	216,027,373	34.16
B	536	39,849,667	6.30
C	141	10,137,831	1.60
CM	83	5,471,554	0.87
TOTAL	6,323	$632,426,757	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

PREPAYMENT PENALTY TERMS OF THE GROUP I LOANS

PREPAYMENT PENALTY TERM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>	<C>	<C>	<C>
None	2,494	$192,896,308	30.50%
12 Months	262	40,937,088	6.47
24 Months	337	40,713,960	6.44
36 Months	2,566	292,450,089	46.24
48 Months	11	1,422,384	0.22
60 Months	641	62,565,191	9.89
Other(1)	12	1,441,738	0.23
TOTAL	6,323	$632,426,757	100.00%

(1) Not 0, 12, 24, 36, 48, or 60 months and not more than 60 months.
</TABLE>

<PAGE>

RESIDENTIAL ASSET SECURITIES CORPORATION
RASC SERIES 2003-KS4 TRUST
Computational Materials: Preliminary Term Sheet

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

LOAN GROUP I

LOAN NUMBER	AGGREGATE PRINCIPAL BALANCE ($)	MORTGAGE RATE (%)	NET ORTGAGE ATE (%)* M R	ORIGINAL AMORTIZATION TERM TO MATURITY (MONTHS)	REMAINING A MORTIZATION TERM TO MATURITY (MONTHS)	REMAINING TERM TO MATURITY OR BALLOON F LOANS (MONTHS)	AGE (MONTHS)
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
1	51,263,839.79	9.573	8.651	360	359	179	1
2	56,515,270.19	8.140	6.956	177	176	N/A	1
3	542,220,890.02	7.919	6.634	356	355	N/A	1

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

GROUP II-A MORTGAGE LOANS

SUMMARY	TOTAL	MINIMUM	MAXIMUM
<S>	<C>		
Statistical Cutoff Date Aggregate Principal Balance	$200,685,735.17		
Number of Loans	1,648		
Average Current Loan Balance	$121,775.32	$14,328.75	$322,700.00
(1) Weighted Average Original Loan-to-Value Ratio	81.28%	17.00	95.00%
(1) Weighted Average Mortgage Rate	7.824%	3.875%	12.450%
(1) Weighted Average Net Mortgage Rate	6.049%	3.420%	11.870%
(1) Weighted Average Note Margin	7.708%	1.250%	13.550%
(1) Weighted Average Maximum Mortgage Rate	14.031%	11.150%	19.450%
(1) Weighted Average Minimum Mortgage Rate	7.979%	3.000%	13.550%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	27	1	37
(1) Weighted Average Remaining Term to Maturity (months)	359	59	360
(1) (2) Weighted Average Credit Score	612	473	800

(1) Weighted Average reflected in Total.
(2) 99.63% of the Group II-A Mortgage Loans have Credit Scores.

	RANGE	PERCENT OF CUT-OFF DATE PRINCIPAL BALANCE
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	83.24%
	Two to Four Family Units	5.95%
	Planned Unit Development (detached)	4.25%
	Condo Low-Rise (less than 5 stories)	2.97%
	Planned Unit Development (attached)	2.53%
	Townhouse	1.04%
	Condo Mid-Rise (5 to 8 stories)	0.03%
Occupancy Status	Primary Residence	85.66%
	Non-Owner Occupied	13.39%
	Second Home/Vacation Home	0.95%
Geographic Distribution	Minnesota	12.92%
	California	11.33%
	Michigan	8.91%
	Florida	6.34%
	Wisconsin	6.18%
	Illinois	4.85%
	Colorado	4.17%
	North Carolina	3.19%
Number of States (including DC)	50	
Largest Zip Code Concentration	55412	0.63%
Loans with Mortgage Insurance	71.21%	
Loans with Active Prepayment Penalties		81.50%

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

CREDIT SCORE DISTRIBUTION OF THE GROUP II-A LOANS

RANGE OF CREDIT SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>			<C>
499 or less	9	$1,109,044	0.55%
500 - 519	13	1,342,253	0.67
520 - 539	62	5,808,967	2.89
540 - 559	165	19,294,134	9.61
560 - 579	210	23,924,402	11.92
580 - 599	208	25,851,431	12.88
600 - 619	324	41,697,128	20.78
620 - 639	245	31,324,983	15.61
640 - 659	154	19,110,115	9.52
660 - 679	123	15,397,002	7.67
680 - 699	54	6,570,300	3.27
700 - 719	25	3,181,884	1.59
720 - 739	19	2,567,041	1.28
740 - 759	11	1,407,400	0.70
760 or greater	12	1,355,331	0.68
SUBTOTAL WITH CREDIT SCORES	1,634	$199,941,415	99.63%
Not Available(1)	14	744,321	0.37
TOTAL	1,648	$200,685,735	100.00%

(1) Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for

the related mortgagor.

ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES OF THE GROUP II-A LOANS

RANGE OF ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
$1 - $100,000	683	$46,891,251	23.37%
$100,001 - $200,000	787	110,405,724	55.01
$200,001 - $300,000	167	39,968,340	19.92
$300,001 - $400,000	11	3,420,420	1.70
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

NET MORTGAGE RATES OF THE GROUP II-A LOANS

RANGE OF NET MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
3.000% - 3.499%	2	$233,849	0.12%
3.500% - 3.999%	20	3,119,712	1.55
4.000% - 4.499%	78	10,912,209	5.44
4.500% - 4.999%	201	28,921,963	14.41
5.000% - 5.499%	316	42,135,927	21.00
5.500% - 5.999%	280	32,282,399	16.09
6.000% - 6.499%	172	19,892,665	9.91
6.500% - 6.999%	145	16,164,857	8.05
7.000% - 7.499%	128	16,571,479	8.26
7.500% - 7.999%	111	12,240,635	6.10
8.000% - 8.499%	93	10,175,587	5.07
8.500% - 8.999%	58	4,913,238	2.45
9.000% - 9.499%	26	1,961,335	0.98
9.500% - 9.999%	8	603,892	0.30
10.000% - 10.499%	7	353,550	0.18
10.500% - 10.999%	1	83,223	0.04
11.000% - 11.499%	1	55,250	0.03
11.500% - 11.999%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

MORTGAGE RATES OF THE GROUP II-A LOANS

RANGE OF MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
3.500% - 3.999%	1	$14,329	0.01%
5.000% - 5.499%	1	136,321	0.07

5.500% - 5.999%	22	4,312,688	2.15
6.000% - 6.499%	47	6,727,664	3.35
6.500% - 6.999%	175	24,850,885	12.38
7.000% - 7.499%	213	29,537,746	14.72
7.500% - 7.999%	446	57,751,575	28.78
8.000% - 8.499%	288	33,114,216	16.50
8.500% - 8.999%	242	26,106,817	13.01
9.000% - 9.499%	119	10,719,472	5.34
9.500% - 9.999%	64	5,406,514	2.69
10.000% - 10.499%	16	1,235,687	0.62
10.500% - 10.999%	9	419,631	0.21
11.000% - 11.499%	1	77,700	0.04
11.500% - 11.999%	3	210,527	0.10
12.000% - 12.499%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

ORIGINAL LOAN-TO-VALUE RATIOS OF THE GROUP II-A LOANS

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>			<C>
0.01% - 50.00%	49	$4,705,583	2.34%
50.01% - 55.00%	9	925,092	0.46
55.01% - 60.00%	28	2,708,949	1.35
60.01% - 65.00%	49	5,143,237	2.56
65.01% - 70.00%	97	10,914,336	5.44
70.01% - 75.00%	139	17,082,355	8.51
75.01% - 80.00%	512	62,283,342	31.04
80.01% - 85.00%	255	32,799,057	16.34
85.01% - 90.00%	403	50,728,883	25.28
90.01% - 95.00%	107	13,394,901	6.67
TOTAL	1,648	$200,685,735	100.00%

GEOGRAPHIC DISTRIBUTION OF MORTGAGED PROPERTIES OF THE GROUP II-A LOANS

STATE OR TERRITORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Minnesota	184	$25,921,798	12.92%
California	131	22,747,606	11.33
Michigan	162	17,874,395	8.91
Florida	108	12,730,780	6.34
Wisconsin	119	12,395,495	6.18

Illinois	81	9,735,334	4.85
Colorado	51	8,377,623	4.17
North Carolina	55	6,398,324	3.19
All Other States	757	84,504,380	42.11
TOTAL	1,648	$200,685,735	100.00%

MORTGAGE LOAN PURPOSE OF THE GROUP II-A LOANS

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Equity Refinance	1,012	$128,118,647	63.84%
Purchase	536	60,535,612	30.16
Rate/Term Refinance	100	12,031,476	6.00
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGE LOAN DOCUMENTATION TYPE OF THE GROUP II-A LOANS

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>	<C>	<C>	
Full Documentation	1,310	$155,900,217	77.68%
Reduced Documentation	338	44,785,519	22.32
TOTAL	1,648	$200,685,735	100.00%

OCCUPANCY TYPES OF THE GROUP II-A LOANS

OCCUPANCY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Primary Residence	1,382	$171,913,294	85.66%
Non-Owner Occupied	250	26,874,079	13.39
Second Home/Vacation Home	16	1,898,362	0.95
TOTAL	1,648	$200,685,735	100.00%

MORTGAGED PROPERTY TYPES OF THE GROUP II-A LOANS

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Single-family detached	1,401	$167,054,184	83.24%
Two to Four Family Units	97	11,938,994	5.95
Planned Unit Development (detached)	54	8,536,058	4.25
Condo Low-Rise (less than 5 stories)	48	5,954,204	2.97
Planned Unit Development (attached)	31	5,068,786	2.53
Townhouse	16	2,078,693	1.04
Condo Mid-Rise (5 to 8 stories)	1	54,816	0.03
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

CREDIT GRADES OF THE GROUP II-A LOANS

CREDIT GRADES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>			<C>
A4	701	$88,988,337	44.34%
AX	401	51,563,324	25.69
AM	269	31,988,498	15.94
B	157	16,310,380	8.13
C	96	9,995,415	4.98
CM	24	1,839,781	0.92
TOTAL	1,648	$200,685,735	100.00%

PREPAYMENT PENALTY TERMS OF THE GROUP II-A LOANS

PREPAYMENT PENALTY TERM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
None	293	$36,889,253	18.38%
12 Months	76	10,192,946	5.08
24 Months	687	86,726,850	43.22
36 Months	538	61,273,578	30.53
48 Months	3	244,100	0.12
60 Months	45	4,663,300	2.32
Other (1)	6	695,709	0.35
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

(1) Not 0, 12, 24, 36, 48, or 60 months and not more than 60 months.

<PAGE>

<TABLE>
<CAPTION>

NOTE MARGINS OF THE GROUP II-A LOANS

RANGE OF NOTE MARGINS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
1.000% - 1.499%	1	$194,650	0.10%
1.500% - 1.999%	1	14,329	0.01
3.000% - 3.499%	1	96,785	0.05
4.000% - 4.499%	5	988,071	0.49
4.500% - 4.999%	19	3,618,297	1.80
5.000% - 5.499%	15	2,125,119	1.06
5.500% - 5.999%	40	5,544,920	2.76
6.000% - 6.499%	49	6,588,037	3.28
6.500% - 6.999%	246	35,683,926	17.78
7.000% - 7.499%	180	22,747,353	11.33
7.500% - 7.999%	301	37,459,784	18.67
8.000% - 8.499%	320	38,236,409	19.05
8.500% - 8.999%	276	29,079,444	14.49
9.000% - 9.499%	100	9,810,479	4.89
9.500% - 9.999%	47	4,906,829	2.45
10.000% - 10.499%	29	2,255,195	1.12
10.500% - 10.999%	12	897,232	0.45
11.000% - 11.499%	5	374,914	0.19
13.500% - 13.999%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

MAXIMUM MORTGAGE RATES OF THE GROUP II-A LOANS

RANGE OF MAXIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
11.000% - 11.999%	17	$3,546,930	1.77%

12.000% - 12.999%	151	21,228,220	10.58
13.000% - 13.999%	617	82,515,818	41.12
14.000% - 14.999%	563	65,060,644	32.42
15.000% - 15.999%	245	23,653,334	11.79
16.000% - 16.999%	48	4,213,098	2.10
17.000% - 17.999%	5	348,477	0.17
18.000% - 18.999%	1	55,250	0.03
19.000% - 19.999%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MINIMUM MORTGAGE OF THE GROUP II-A LOANS

RANGE OF MINIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C> <C>	<C>	<C>	<C>
3.000% - 3.999%	1	$96,785	0.05%
4.000% - 4.999%	1	128,250	0.06
5.000% - 5.999%	25	4,596,630	2.29
6.000% - 6.999%	154	22,463,096	11.19
7.000% - 7.999%	566	74,915,950	37.33
8.000% - 8.999%	660	75,668,684	37.71
9.000% - 9.999%	186	18,721,359	9.33
10.000% -10.999%	47	3,528,799	1.76
11.000% -11.999%	7	502,218	0.25
13.000% -13.999%	1	63,963	0.03
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

NEXT INTEREST RATE ADJUSTMENT DATES OF THE GROUP II-A LOANS

NEXT INTEREST RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>		<C>
May 2003	2	$104,092	0.05%
June 2003	1	42,843	0.02
July 2003	2	327,778	0.16
September 2003	1	77,915	0.04
October 2003	1	39,820	0.02
November 2003	1	103,025	0.05
December 2003	1	76,562	0.04
February 2004	1	217,717	0.11
March 2004	1	138,615	0.07
April 2004	4	558,335	0.28
May 2004	1	110,985	0.06
June 2004	1	67,915	0.03
July 2004	1	108,690	0.05
September 2004	1	54,488	0.03
October 2004	1	148,281	0.07
November 2004	4	316,764	0.16
December 2004	4	763,665	0.38
January 2005	33	4,418,813	2.20
February 2005	57	7,074,810	3.53

March 2005	295	38,182,024	19.03
April 2005	636	78,657,369	39.19
May 2005	111	13,534,797	6.74
June 2005	3	274,382	0.14
September 2005	2	218,621	0.11
October 2005	2	121,052	0.06
November 2005	1	90,605	0.05
December 2005	2	373,977	0.19
January 2006	6	618,161	0.31
February 2006	12	1,176,533	0.59
March 2006	60	6,959,116	3.47
April 2006	305	34,266,299	17.07
May 2006	95	11,461,686	5.71
TOTAL	1,648	$200,685,735	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

GROUP II-B MORTGAGE LOANS

SUMMARY	TOTAL	MINIMUM	MAXIMUM
<S>	<C>		
Statistical Cutoff Date Aggregate Principal Balance	$201,035,716.99		
Number of Loans	1,340		
Average Current Loan Balance	$150,026.65	$21,250.00	$650,000.00
(1) Weighted Average Original Loan-to-Value Ratio	81.96%	13.00%	95.00%
(1) Weighted Average Mortgage Rate	7.959%	5.300%	12.150%
(1) Weighted Average Net Mortgage Rate	6.194%	3.120%	11.570%
(1) Weighted Average Note Margin	7.558%	4.050%	11.733%
(1) Weighted Average Maximum Mortgage Rate	14.285%	11.300%	19.090%
(1) Weighted Average Minimum Mortgage Rate	7.935%	4.625%	12.150%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	26	8	37
(1) Weighted Average Remaining Term to Maturity (months)	360	355	360
(1) (2) Weighted Average Credit Score	611	468	797

(1) Weighted Average reflected in Total.
(2) 99.76% of the Group II-C Mortgage Loans have Credit Scores.

	RANGE	PERCENT OF CUT-OFF DATE PRINCIPAL BALANCE
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	79.18%
	Planned Unit Developments (detached)	10.21%
	Two to Four Family Units	4.51%
	Condo Low-Rise (less than 5 stories)	2.80%
	Planned Unit Developments (attached)	1.23%
	Manufactured Housing	1.22%
	Townhouse	0.75%
	Leasehold	0.09%
Occupancy Status	Primary Residence	92.58%
	Non-Owner Occupied	5.99%
	Second Home/Vacation Home	1.44%
Geographic Distribution	California	22.17%
	Michigan	7.92%
	Florida	6.56%
	Illinois	5.52%
	Texas	5.35%
	Massachusetts	3.86%
	Georgia	3.77%
	Arizona	3.36%
	North Carolina	3.06%
Number of States	48	
Largest Zip Code Concentration	98024	0.55%
Loans with Mortgage Insurance	69.56%	
Loans with Active Prepayment Penalties		82.03%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

CREDIT SCORE DISTRIBUTION OF THE GROUP II-B LOANS

RANGE OF CREDIT SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
499 or less	12	$1,089,579	0.54%
500 - 519	43	4,839,688	2.41
520 - 539	88	9,049,388	4.50
540 - 559	148	16,639,025	8.28
560 - 579	206	25,936,865	12.90
580 - 599	170	24,266,110	12.07
600 - 619	244	36,869,764	18.34
620 - 639	167	30,085,390	14.97
640 - 659	100	19,985,399	9.94
660 - 679	58	11,857,149	5.90
680 - 699	41	8,679,952	4.32
700 - 719	16	3,388,960	1.69
720 - 739	20	3,830,981	1.91
740 - 759	12	2,454,666	1.22
760 or greater	8	1,577,736	0.78
SUBTOTAL WITH CREDIT SCORES	1,333	$ 200,550,652	99.76%
Not Available(1)	7	485,065	0.24
TOTAL	1,340	$201,035,717	100.00%

(1) Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES OF THE GROUP II-B LOANS

RANGE OF ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
$1 - $100,000	541	$37,371,455	18.59%
$100,001 - $200,000	495	71,994,156	35.81
$200,001 - $300,000	170	41,061,559	20.43
$300,001 - $400,000	108	37,999,903	18.90
$400,001 - $500,000	16	7,145,144	3.55
$500,001 - $600,000	9	4,813,500	2.39
$600,001 - $700,000	1	650,000	0.32
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

NET MORTGAGE RATES OF THE GROUP II-B LOANS

RANGE OF NET MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>		<C>
3.000% - 3.499%	13	$3,643,368	1.81%
3.500% - 3.999%	23	6,182,989	3.08
4.000% - 4.499%	34	9,348,518	4.65
4.500% - 4.999%	121	24,189,107	12.03
5.000% - 5.499%	198	35,530,396	17.67
5.500% - 5.999%	180	28,960,828	14.41
6.000% - 6.499%	148	21,960,224	10.92
6.500% - 6.999%	84	13,325,718	6.63
7.000% - 7.499%	158	19,693,064	9.80
7.500% - 7.999%	106	12,291,450	6.11
8.000% - 8.499%	67	6,963,966	3.46
8.500% - 8.999%	71	7,314,902	3.64
9.000% - 9.499%	69	6,748,050	3.36
9.500% - 9.999%	39	2,924,772	1.45
10.000% - 10.499%	14	1,045,834	0.52
10.500% - 10.999%	11	569,332	0.28
11.000% - 11.499%	2	182,000	0.09
11.500% - 11.999%	2	161,200	0.08
TOTAL	1,340	$201,035,717	100.00%

MORTGAGE RATES OF THE GROUP II-B LOANS

RANGE OF MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
5.000% - 5.499%	2	$555,592	0.28%
5.500% - 5.999%	46	12,722,312	6.33
6.000% - 6.499%	35	9,477,402	4.71
6.500% - 6.999%	82	21,287,105	10.59
7.000% - 7.499%	158	28,683,615	14.27
7.500% - 7.999%	244	40,837,894	20.31
8.000% - 8.499%	175	23,038,998	11.46
8.500% - 8.999%	167	21,153,248	10.52
9.000% - 9.499%	109	13,903,338	6.92
9.500% - 9.999%	193	19,461,810	9.68
10.000% - 10.499%	66	5,699,705	2.84
10.500% - 10.999%	39	2,835,257	1.41
11.000% - 11.499%	16	834,094	0.41
11.500% - 11.999%	4	277,888	0.14
12.000% - 12.499%	4	267,459	0.13
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

ORIGINAL LOAN-TO-VALUE RATIOS OF THE GROUP II-B LOANS

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>	<C>	<C>	
0.01% - 50.00%	30	$2,360,058	1.17%
50.01% - 55.00%	6	382,425	0.19
55.01% - 60.00%	21	2,507,256	1.25
60.01% - 65.00%	41	5,251,437	2.61
65.01% - 70.00%	77	9,133,428	4.54
70.01% - 75.00%	101	12,195,426	6.07
75.01% - 80.00%	437	74,010,822	36.81
80.01% - 85.00%	263	37,324,162	18.57
85.01% - 90.00%	273	41,547,769	20.67
90.01% - 95.00%	91	16,322,935	8.12
TOTAL	1,340	$201,035,717	100.00%

GEOGRAPHIC DISTRIBUTION OF MORTGAGED PROPERTIES OF THE GROUP II-B LOANS

STATE OR TERRITORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
California	185	$44,569,115	22.17%
Michigan	144	15,922,331	7.92
Florida	98	13,180,299	6.56
Illinois	69	11,087,172	5.52
Texas	74	10,758,143	5.35

Massachusetts	33	7,754,186	3.86
Georgia	45	7,570,300	3.77
Arizona	40	6,748,974	3.36
North Carolina	48	6,146,874	3.06
All Other States	604	77,298,323	38.45
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGE LOAN PURPOSE OF THE GROUP II-B LOANS

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
Equity Refinance	750	$103,789,523	51.63%
Purchase	512	83,666,781	41.62
Rate/Term Refinance	78	13,579,414	6.75
TOTAL	1,340	$201,035,717	100.00%

MORTGAGE LOAN DOCUMENTATION TYPE OF THE GROUP II-B LOANS

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Full Documentation	1,111	$164,788,584	81.97%
Reduced Documentation	229	36,247,133	18.03
TOTAL	1,340	$201,035,717	100.00%

OCCUPANCY TYPES OF THE GROUP II-B LOANS

OCCUPANCY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Primary Residence	1,217	$186,110,026	92.58%
Non-Owner Occupied	111	12,032,408	5.99
Second Home/Vacation Home	12	2,893,283	1.44
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGED PROPERTY TYPES OF THE GROUP II-B LOANS

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
Single-family detached	1,101	$159,187,153	79.18%
Planned Unit Developments (detached)	90	20,532,023	10.21
Two to Four Family Units	58	9,074,536	4.51
Condo Low-Rise (less than 5 stories)	40	5,630,310	2.80
Planned Unit Developments (attached)	10	2,476,263	1.23
Manufactured Housing	29	2,453,135	1.22
Townhouse	11	1,498,548	0.75
Leasehold	1	183,750	0.09
TOTAL	1,340	$201,035,717	100.00%

CREDIT GRADES OF THE GROUP II-B LOANS

CREDIT GRADES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
A4	471	$81,674,048	40.63%
AX	299	52,808,347	26.27
AM	256	33,230,528	16.53
B	185	20,944,664	10.42
C	82	7,888,805	3.92
CM	47	4,489,325	2.23
TOTAL	1,340	$201,035,717	100.00%

PREPAYMENT PENALTY TERMS OF THE GROUP II-B LOANS

PREPAYMENT PENALTY TERM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
None	198	$36,123,611	17.97%
12 Months	74	13,485,809	6.71
24 Months	631	102,461,971	50.97
36 Months	366	42,265,298	21.02
60 Months	63	5,919,025	2.94
Other (1)	8	780,003	0.39
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

(1) Not 0, 12, 24, 36 or 60 months and not more than 60 months.

<PAGE>

<TABLE>
<CAPTION>

NOTE MARGINS OF THE GROUP II-B LOANS

RANGE OF NOTE MARGINS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>			<C>
4.000% - 4.499%	11	$3,183,392	1.58%
4.500% - 4.999%	26	6,859,976	3.41
5.000% - 5.499%	24	7,281,966	3.62
5.500% - 5.999%	40	9,502,407	4.73
6.000% - 6.499%	46	11,712,941	5.83
6.500% - 6.999%	154	30,128,281	14.99
7.000% - 7.499%	156	24,576,180	12.22
7.500% - 7.999%	202	31,142,530	15.49
8.000% - 8.499%	207	27,756,936	13.81
8.500% - 8.999%	136	16,363,072	8.14
9.000% - 9.499%	178	18,770,700	9.34
9.500% - 9.999%	80	7,671,911	3.82
10.000% - 10.499%	43	3,825,421	1.90
10.500% - 10.999%	28	1,763,542	0.88
11.000% - 11.499%	6	341,863	0.17
11.500% - 11.999%	3	154,600	0.08
TOTAL	1,340	$201,035,717	100.00%

MAXIMUM MORTGAGE RATES OF THE GROUP II-B LOANS

RANGE OF	NUMBER	PRINCIPAL BALANCE	PERCENT OF AGGREGATE

MAXIMUM MORTGAGE RATES	OF MORTGAGE LOANS	OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
11.000% - 11.999%	41	$10,961,871	5.45%
12.000% - 12.999%	73	20,369,162	10.13
13.000% - 13.999%	325	57,613,190	28.66
14.000% - 14.999%	381	55,393,131	27.55
15.000% - 15.999%	313	36,499,158	18.16
16.000% - 16.999%	154	15,990,372	7.95
17.000% - 17.999%	48	3,920,123	1.95
18.000% - 18.999%	4	190,709	0.09
19.000% - 19.999%	1	98,000	0.05
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MINIMUM MORTGAGE OF THE GROUP II-B LOANS

RANGE OF MINIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C> <C>	<C>	<C>	<C>
4.000% - 4.999%	5	$1,507,200	0.75%
5.000% - 5.999%	56	14,156,620	7.04
6.000% - 6.999%	121	28,847,385	14.35
7.000% - 7.999%	381	66,544,321	33.10
8.000% - 8.999%	355	49,388,643	24.57
9.000% - 9.999%	287	30,063,572	14.95
10.000% -10.999%	110	9,135,044	4.54
11.000% -11.999%	22	1,223,474	0.61
12.000% -12.999%	3	169,459	0.08
TOTAL	1,340	$201,035,717	100.00%

NEXT INTEREST RATE ADJUSTMENT DATES OF THE GROUP II-B LOANS

NEXT INTEREST RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
December 2003	1	$ 93,954	0.05%
November 2004	1	320,058	0.16
December 2004	2	237,828	0.12
January 2005	9	1,497,037	0.74
February 2005	35	6,004,386	2.99
March 2005	245	39,916,249	19.86

April 2005	625	101,667,927	50.57
May 2005	71	9,811,153	4.88
November 2005	1	195,259	0.10
January 2006	1	267,398	0.13
February 2006	3	584,660	0.29
March 2006	54	6,043,747	3.01
April 2006	242	29,181,886	14.52
May 2006	50	5,214,175	2.59
TOTAL	1,340	$201,035,717	100.00%

</TABLE>

<PAGE>

RESIDENTIAL ASSET SECURITIES CORPORATION
RASC SERIES 2003-KS4 TRUST
Computational Materials: Preliminary Term Sheet

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

LOAN GROUP II-A

LOAN NUMBER	AGGREGATE PRINCIPAL BALANCE ($)	MORTGAGE RATE (%)	NET ORTGAGE RATE M (%)	ORIGINAL ERM TO TATURITY MMONTHS) (	REMAINING TERM TO MATURITY (MONTHS) (	AGE MONTHS)	GROSS ARGIN (%) M	MONTHS TO EXT RATE NDJUSTMENT A DATE	MONTHS BETWEEN RATE DJUSTMENT A DATES	INITIAL PERIODIC RATE CAP (%)	PERIODIC ATE RAP (%) C	LIFETIME INIMUM MATE (%) R	LIFETIME AXIMUM MRATE (%)
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
II-A-1	163,926,083.38	7.808	6.063	360	359	1	7.496	23	6	2.882	1.108	7.870	14.082
II-A-2	86,073,916.62	7.855	6.022	360	360	0	8.112	34	6	2.952	1.024	8.187	13.935

LOAN GROUP II-B

LOAN NUMBER	AGGREGATE PRINCIPAL BALANCE ($)	ORTGAGE M RATE (%)	ET ORTGAGE N RATE M (%)	RIGINAL OERM TO TATURITY MMONTHS) (	REMAINING TERM TO MATURITY (MONTHS) (	GE AMONTHS)	ROSS ARGIN G (%) M	ONTHS TO MEXT RATE NDJUSTMENT A DATE	MONTHS BETWEEN RATE DJUSTMENT A DATES	INITIAL PERIODIC RATE CAP (%)	ERIODIC PATE RAP (%) C	IFETIME LINIMUM MATE (%) R	IFETIME LAXIMUM MRATE (%)
II-B-1	148,966,006.11	7.803	6.062	360	360	0	7.386	24	6	2.900	1.143	7.792	14.152
II-B-2	51,033,993.89	8.414	6.581	360	360	0	8.058	34	6	2.904	1.082	8.353	14.672

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

GROUP III MORTGAGE LOANS

SUMMARY	TOTAL	MINIMUM	MAXIMUM
Statistical Cutoff Date Aggregate Principal Balance	$200,782,811.93		
Number of Loans	1,638		
<S>	<C>	<C>	<C>
Average Current Loan Balance	$122,578.03	$18,000.00	$320,000.00
(1) Weighted Average Original Loan-to-Value Ratio	81.31%	16.00%	95.00%
(1) Weighted Average Mortgage Rate	7.788%	4.950%	9.379%
(1) Weighted Average Net Mortgage Rate	6.071%	3.245%	8.878%
(1) Weighted Average Note Margin	7.325%	3.850%	10.150%
(1) Weighted Average Maximum Mortgage Rate	14.071%	10.950%	16.375%
(1) Weighted Average Minimum Mortgage Rate	7.744%	4.375%	10.150%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	27	19	37
(1) Weighted Average Remaining Term to Maturity (months)	360	355	360
(1) (2) Weighted Average Credit Score	609	453	784

(1) Weighted Average reflected in Total.
(2) 99.84% of the Group II-B Mortgage Loans have Credit Scores.

	RANGE	PERCENT OF CUT-OFF DATE PRINCIPAL BALANCE
Product Type	Adjustable	100.00%
	Fixed	0.00%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	Single-family detached	82.44%
	Planned Unit Development (detached)	6.81%
	Two to Four Family Units	5.11%
	Condo Low-Rise (less than 5 stories)	2.98%
	Planned Unit Development (attached)	1.75%
	Townhouse	0.90%
Occupancy Status	Primary Residence	92.99%
	Non-Owner Occupied	6.66%
	Second Home/Vacation Home	0.34%
Geographic Distribution	California	10.76%
	Florida	7.87%
	Texas	5.96%
	Michigan	5.28%
	Massachusetts	5.18%
	Illinois	4.62%
	Ohio	4.25%
	Minnesota	3.62%
	Arizona	3.33%
	Georgia	3.19%
Number of States	47	
Largest Zip Code Concentration	02301	0.35%
Loans with Mortgage Insurance	65.85%	
Loans with Active Prepayment Penalties		85.25%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

CREDIT SCORE DISTRIBUTION OF THE GROUP III LOANS

RANGE OF CREDIT SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
499 or less	6	$639,947	0.32%
500 - 519	23	2,960,961	1.47
520 - 539	83	9,183,613	4.57
540 - 559	139	16,587,387	8.26
560 - 579	231	26,129,587	13.01
580 - 599	234	29,352,952	14.62
600 - 619	312	38,807,245	19.33
620 - 639	245	30,406,356	15.14
640 - 659	154	20,288,018	10.10
660 - 679	84	10,016,567	4.99
680 - 699	47	6,938,294	3.46
700 - 719	40	5,119,983	2.55
720 - 739	16	1,768,351	0.88
740 - 759	8	885,816	0.44
760 or greater	12	1,385,734	0.69
SUBTOTAL WITH CREDIT SCORES	1,634	$200,470,812	99.84%
Not Available(1)	4	312,000.00	0.16
TOTAL	1,638	$200,782,812	100.00%

(1) Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES OF THE GROUP III LOANS

RANGE OF ORIGINAL MORTGAGE LOAN PRINCIPAL BALANCES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
$1 - $100,000	697	$51,447,584	25.62%
$100,001 - $200,000	760	105,174,127	52.38
$200,001 - $300,000	169	40,470,824	20.16
$300,001 - $400,000	12	3,690,276	1.84
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

NET MORTGAGE RATES OF THE GROUP III LOANS

RANGE OF NET MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
3.000% - 3.499%	13	$1,851,215	0.92%
3.500% - 3.999%	50	6,986,387	3.48
4.000% - 4.499%	120	18,013,239	8.97
4.500% - 4.999%	153	21,096,306	10.51
5.000% - 5.499%	180	23,490,347	11.70
5.500% - 5.999%	225	27,084,835	13.49
6.000% - 6.499%	253	30,372,445	15.13
6.500% - 6.999%	230	25,535,719	12.72
7.000% - 7.499%	117	13,856,093	6.90
7.500% - 7.999%	96	11,443,939	5.70
8.000% - 8.499%	140	14,548,176	7.25
8.500% - 8.999%	61	6,504,112	3.24
TOTAL	1,638	$200,782,812	100.00%

MORTGAGE RATES OF THE GROUP III LOANS

RANGE OF MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
4.500% - 4.999%	1	$248,000	0.12%
5.000% - 5.499%	3	558,400	0.28
5.500% - 5.999%	49	7,466,540	3.72
6.000% - 6.499%	72	10,181,790	5.07
6.500% - 6.999%	229	33,119,059	16.49
7.000% - 7.499%	165	22,287,875	11.10
7.500% - 7.999%	302	37,750,373	18.80
8.000% - 8.499%	265	30,635,427	15.26

8.500% - 8.999%	350	38,525,636	19.19
9.000% - 9.499%	202	20,009,712	9.97
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

ORIGINAL LOAN-TO-VALUE RATIOS OF THE GROUP III LOANS

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
0.01% - 50.00%	37	$3,483,727	1.74%
50.01% - 55.00%	17	2,189,065	1.09
55.01% - 60.00%	43	5,115,535	2.55
60.01% - 65.00%	36	4,471,338	2.23
65.01% - 70.00%	69	8,149,370	4.06
70.01% - 75.00%	129	17,055,668	8.49
75.01% - 80.00%	554	64,058,251	31.90
80.01% - 85.00%	297	36,743,688	18.30
85.01% - 90.00%	317	40,734,867	20.29
90.01% - 95.00%	139	18,781,304	9.35
TOTAL	1,638	$200,782,812	100.00%

GEOGRAPHIC DISTRIBUTION OF MORTGAGED PROPERTIES OF THE GROUP III LOANS

STATE OR TERRITORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
California	126	$21,610,825	10.76%
Florida	146	15,806,816	7.87
Texas	115	11,966,875	5.96
Michigan	102	10,607,248	5.28
Massachusetts	55	10,392,975	5.18
Illinois	71	9,274,874	4.62
Ohio	87	8,529,174	4.25
Minnesota	53	7,275,291	3.62
Arizona	53	6,680,147	3.33
Georgia	47	6,399,785	3.19

All Other States	783	92,238,801	45.94
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGE LOAN PURPOSE OF THE GROUP III LOANS

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
Equity Refinance	1,020	$132,712,001	66.10%
Purchase	545	58,440,454	29.11
Rate/Term Refinance	73	9,630,357	4.80
TOTAL	1,638	$200,782,812	100.00%

MORTGAGE LOAN DOCUMENTATION TYPE OF THE GROUP III LOANS

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Full Documentation	1,411	$169,841,602	84.59%
Reduced Documentation	227	30,941,210	15.41
TOTAL	1,638	$200,782,812	100.00%

OCCUPANCY TYPES OF THE GROUP III LOANS

OCCUPANCY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
Primary Residence	1,501	$186,717,775	92.99%
Non-Owner Occupied	131	13,381,999	6.66
Second Home/Vacation Home	6	683,038	0.34
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MORTGAGED PROPERTY TYPES OF THE GROUP III LOANS

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S>		<C>	<C>
Single-family detached	1,378	$165,532,770	82.44%
Planned Unit Development (detached)	91	13,667,971	6.81
Two to Four Family Units	70	10,260,523	5.11
Condo Low-Rise (less than 5 stories)	54	5,983,564	2.98
Planned Unit Development (attached)	24	3,522,826	1.75
Townhouse	21	1,815,158	0.90
TOTAL	1,638	$200,782,812	100.00%

CREDIT GRADES OF THE GROUP III LOANS

CREDIT GRADES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
A4	592	$73,959,736	36.84%
AX	464	58,656,361	29.21
AM	320	38,030,480	18.94
B	176	20,181,966	10.05
C	72	8,105,520	4.04
CM	14	1,848,748	0.92
TOTAL	1,638	$200,782,812	100.00%

PREPAYMENT PENALTY TERMS OF THE GROUP III LOANS

PREPAYMENT PENALTY TERM	NUMBER	PRINCIPAL BALANCE OUTSTANDING AS OF	PERCENT OF AGGREGATE PRINCIPAL BALANCE

	OF MORTGAGE LOANS	THE STATISTICAL CUTOFF DATE	OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
None	216	$29,624,685	14.75%
12 Months	83	12,572,955	6.26
24 Months	808	100,352,358	49.98
36 Months	509	56,002,702	27.89
60 Months	13	1,547,812	0.77
Other (1)	9	682,300	0.34
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

(1) Not 0, 12, 24, 36, or 60 months and not more than 60 months.

<PAGE>

<TABLE>
<CAPTION>

NOTE MARGINS OF THE GROUP III LOANS

RANGE OF NOTE MARGINS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C>	<C>	<C>	<C>
3.500% - 3.999%	1	$248,000	0.12%
4.000% - 4.499%	7	1,519,400	0.76
4.500% - 4.999%	32	4,224,736	2.10
5.000% - 5.499%	56	7,606,996	3.79
5.500% - 5.999%	81	12,703,015	6.33
6.000% - 6.499%	129	18,220,060	9.07
6.500% - 6.999%	203	26,383,024	13.14
7.000% - 7.499%	245	30,827,799	15.35
7.500% - 7.999%	280	33,190,767	16.53
8.000% - 8.499%	327	36,580,280	18.22
8.500% - 8.999%	232	24,600,735	12.25
9.000% - 9.499%	33	3,466,833	1.73
9.500% - 9.999%	9	753,167	0.38
10.000% - 10.499%	3	458,000	0.23
TOTAL	1,638	$200,782,812	100.00%

MAXIMUM MORTGAGE RATES OF THE GROUP III LOANS

RANGE OF MAXIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
10.000% - 10.999%	1	$248,000	0.12%
11.000% - 11.999%	44	6,862,340	3.42
12.000% - 12.999%	215	31,240,994	15.56
13.000% - 13.999%	414	57,349,941	28.56
14.000% - 14.999%			

	584	65,537,795	32.64
15.000% - 15.999%	303	32,015,765	15.95
16.000% - 16.999%	77	7,527,977	3.75
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

MINIMUM MORTGAGE OF THE GROUP III LOANS

RANGE OF MINIMUM MORTGAGE RATES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
<S> <C> <C>		<C>	<C>
4.000% - 4.999%	15	$1,911,917	0.95%
5.000% - 5.999%	69	10,304,809	5.13
6.000% - 6.999%	266	37,396,738	18.63
7.000% - 7.999%	488	62,868,369	31.31
8.000% - 8.999%	610	69,463,773	34.60
9.000% - 9.999%	187	18,379,206	9.15
10.000% -10.999%	3	458,000	0.23
TOTAL	1,638	$200,782,812	100.00%

NEXT INTEREST RATE ADJUSTMENT DATES OF THE GROUP III LOANS

NEXT INTEREST RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE	PERCENT OF AGGREGATE PRINCIPAL BALANCE OUTSTANDING AS OF THE STATISTICAL CUTOFF DATE
November 2004	1	$67,801	0.03%
January 2005	8	1,363,491	0.68
February 2005	18	2,325,864	1.16
March 2005	161	20,050,915	9.99
April 2005	960	119,759,840	59.65
May 2005	26	3,149,418	1.57
January 2006	2	219,488	0.11
February 2006	9	1,119,816	0.56

March 2006	84	9,999,494	4.98
April 2006	365	42,330,335	21.08
May 2006	4	396,350	0.20
TOTAL	1,638	$200,782,812	100.00%

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION

OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

LOAN GROUP III

LOAN NUMBER	AGGREGATE PRINCIPAL BALANCE ($)	MORTGAGE RATE (%)	NET ORTGAGE RATE M (%)	ORIGINAL ERM TO TATURITY MMONTHS) (	REMAINING TERM TO MATURITY (MONTHS)	AGE MONTHS) (	GROSS ARGIN (%) M	MONTHS TO EXT RATE NDJUSTMENT A DATE	MONTHS BETWEEN RATE DJUSTMENT A DATES	INITIAL PERIODIC RATE CAP (%)	PERIODIC ATE RAP (%) C	LIFETIME INIMUM MATE (%) R	LIFETIME AXIMUM MRATE (%)
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
III-1	143,008,169.40	7.696	6.053	360	360	0	7.234	24	6	2.843	1.109	7.693	14.012
III-2	56,991,830.60	8.019	6.116	360	360	0	7.552	35	6	2.934	1.081	7.873	14.220

</TABLE>

RASC 2003-KS4
Class A-I-4 flows at pricing speed

DISTRIBUTION DATE	BALANCE ($)	INTEREST ($)	PRINCIPAL ($)
May 25, 2003	47,105,000.00	0	0
June 25, 2003	47,105,000.00	136,997.04	0
July 25, 2003	47,105,000.00	136,997.04	0
August 25, 2003	47,105,000.00	136,997.04	0
September 25, 2003	47,105,000.00	136,997.04	0
October 25, 2003	47,105,000.00	136,997.04	0
November 25, 2003	47,105,000.00	136,997.04	0
December 25, 2003	47,105,000.00	136,997.04	0
January 25, 2004	47,105,000.00	136,997.04	0
February 25, 2004	47,105,000.00	136,997.04	0
March 25, 2004	47,105,000.00	136,997.04	0
April 25, 2004	47,105,000.00	136,997.04	0
May 25, 2004	47,105,000.00	136,997.04	0
June 25, 2004	47,105,000.00	136,997.04	0
July 25, 2004	47,105,000.00	136,997.04	0
August 25, 2004	47,105,000.00	136,997.04	0
September 25, 2004	47,105,000.00	136,997.04	0
October 25, 2004	47,105,000.00	136,997.04	0
November 25, 2004	47,105,000.00	136,997.04	0
December 25, 2004	47,105,000.00	136,997.04	0
January 25, 2005	47,105,000.00	136,997.04	0
February 25, 2005	47,105,000.00	136,997.04	0
March 25, 2005	47,105,000.00	136,997.04	0
April 25, 2005	47,105,000.00	136,997.04	0
May 25, 2005	47,105,000.00	136,997.04	0
June 25, 2005	47,105,000.00	136,997.04	0
July 25, 2005	47,105,000.00	136,997.04	0
August 25, 2005	47,105,000.00	136,997.04	0
September 25, 2005	47,105,000.00	136,997.04	0
October 25, 2005	47,105,000.00	136,997.04	0
November 25, 2005	47,105,000.00	136,997.04	0
December 25, 2005	47,105,000.00	136,997.04	0
January 25, 2006	47,105,000.00	136,997.04	0
February 25, 2006	47,105,000.00	136,997.04	0
March 25, 2006	47,105,000.00	136,997.04	0
April 25, 2006	47,105,000.00	136,997.04	0
May 25, 2006	47,105,000.00	136,997.04	0
June 25, 2006	47,105,000.00	136,997.04	0
July 25, 2006	47,105,000.00	136,997.04	0
August 25, 2006	47,105,000.00	136,997.04	0
September 25, 2006	47,105,000.00	136,997.04	0
October 25, 2006	47,105,000.00	136,997.04	0
November 25, 2006	47,105,000.00	136,997.04	0
December 25, 2006	47,105,000.00	136,997.04	0
January 25, 2007	47,105,000.00	136,997.04	0
February 25, 2007	47,105,000.00	136,997.04	0
March 25, 2007	47,105,000.00	136,997.04	0

April 25, 2007	47,105,000.00	136,997.04	0
May 25, 2007	47,105,000.00	136,997.04	0
June 25, 2007	47,105,000.00	136,997.04	0
July 25, 2007	46,254,401.87	136,997.04	850,598.13
August 25, 2007	43,102,689.88	134,523.22	3,151,711.99
September 25, 2007	40,028,913.45	125,356.99	3,073,776.43
October 25, 2007	37,031,278.08	116,417.42	2,997,635.37
November 25, 2007	34,108,029.32	107,699.30	2,923,248.76
December 25, 2007	31,257,451.87	99,197.52	2,850,577.45
January 25, 2008	28,477,868.74	90,907.09	2,779,583.14
February 25, 2008	25,767,640.38	82,823.13	2,710,228.36
March 25, 2008	23,125,163.90	74,940.89	2,642,476.48
April 25, 2008	20,548,872.22	67,255.69	2,576,291.67
May 25, 2008	18,037,233.33	59,762.97	2,511,638.89
June 25, 2008	16,000,592.16	52,458.29	2,036,641.17
July 25, 2008	14,014,025.68	46,535.06	1,986,566.48
August 25, 2008	12,076,347.86	40,757.46	1,937,677.82
September 25, 2008	10,186,400.05	35,122.05	1,889,947.81
October 25, 2008	8,343,050.35	29,625.45	1,843,349.70
November 25, 2008	6,545,193.02	24,264.37	1,797,857.33
December 25, 2008	4,791,747.87	19,035.60	1,753,445.16
January 25, 2009	3,081,659.67	13,936.00	1,710,088.19
February 25, 2009	1,413,897.64	8,962.49	1,667,762.03
March 25, 2009	0	4,112.09	1,413,897.64

□***
Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.
****
*

DIST. DATE	BALANCE	INTEREST	PRINCIPAL
INITIAL BALANCE	47,105,000.00	0	0
June 25, 2003	47,105,000.00	136,997.04	0
July 25, 2003	47,105,000.00	136,997.04	0
August 25, 2003	47,105,000.00	136,997.04	0
September 25, 2003	47,105,000.00	136,997.04	0
October 25, 2003	47,105,000.00	136,997.04	0
November 25, 2003	47,105,000.00	136,997.04	0
December 25, 2003	47,105,000.00	136,997.04	0
January 25, 2004	47,105,000.00	136,997.04	0
February 25, 2004	47,105,000.00	136,997.04	0
March 25, 2004	47,105,000.00	136,997.04	0
April 25, 2004	47,105,000.00	136,997.04	0
May 25, 2004	47,105,000.00	136,997.04	0
June 25, 2004	47,105,000.00	136,997.04	0
July 25, 2004	47,105,000.00	136,997.04	0
August 25, 2004	47,105,000.00	136,997.04	0
September 25, 2004	47,105,000.00	136,997.04	0
October 25, 2004	47,105,000.00	136,997.04	0
November 25, 2004	47,105,000.00	136,997.04	0
December 25, 2004	47,105,000.00	136,997.04	0
January 25, 2005	47,105,000.00	136,997.04	0
February 25, 2005	47,105,000.00	136,997.04	0
March 25, 2005	47,105,000.00	136,997.04	0
April 25, 2005	47,105,000.00	136,997.04	0
May 25, 2005	47,105,000.00	136,997.04	0
June 25, 2005	47,105,000.00	136,997.04	0
July 25, 2005	47,105,000.00	136,997.04	0
August 25, 2005	47,105,000.00	136,997.04	0
September 25, 2005	47,105,000.00	136,997.04	0
October 25, 2005	45,732,283.49	136,997.04	1,372,716.51
November 25, 2005	36,439,390.67	133,004.72	9,292,892.82
December 25, 2005	27,482,169.61	105,977.89	8,957,221.06
January 25, 2006	18,848,553.91	79,927.31	8,633,615.70
February 25, 2006	10,526,909.30	54,817.88	8,321,644.61
March 25, 2006	2,506,018.17	30,615.76	8,020,891.13
April 25, 2006	0	7,288.34	2,506,018.17

RASC 2003-KS4
Class A-I-3

Distribution Date	Balance	Interest	Principal
Initial Balance	136,457,000.00	0	0
June 25, 2003	136,457,000.00	284,285.42	0
July 25, 2003	136,457,000.00	284,285.42	0
August 25, 2003	136,457,000.00	284,285.42	0
September 25, 2003	136,457,000.00	284,285.42	0
October 25, 2003	136,457,000.00	284,285.42	0
November 25, 2003	136,457,000.00	284,285.42	0
December 25, 2003	136,457,000.00	284,285.42	0
January 25, 2004	136,457,000.00	284,285.42	0
February 25, 2004	136,457,000.00	284,285.42	0
March 25, 2004	136,457,000.00	284,285.42	0
April 25, 2004	136,457,000.00	284,285.42	0
May 25, 2004	136,457,000.00	284,285.42	0
June 25, 2004	136,457,000.00	284,285.42	0
July 25, 2004	136,457,000.00	284,285.42	0
August 25, 2004	136,457,000.00	284,285.42	0
September 25, 2004	136,457,000.00	284,285.42	0
October 25, 2004	136,457,000.00	284,285.42	0
November 25, 2004	136,457,000.00	284,285.42	0
December 25, 2004	136,457,000.00	284,285.42	0
January 25, 2005	136,457,000.00	284,285.42	0
February 25, 2005	136,457,000.00	284,285.42	0
March 25, 2005	136,457,000.00	284,285.42	0
April 25, 2005	136,457,000.00	284,285.42	0
May 25, 2005	136,457,000.00	284,285.42	0
June 25, 2005	136,457,000.00	284,285.42	0
July 25, 2005	133,729,801.81	284,285.42	2,727,198.19
August 25, 2005	124,896,834.59	278,603.75	8,832,967.23
September 25, 2005	116,260,368.85	260,201.74	8,636,465.73
October 25, 2005	107,816,078.19	242,209.10	8,444,290.67
November 25, 2005	99,559,730.76	224,616.83	8,256,347.42
December 25, 2005	91,487,187.31	207,416.11	8,072,543.45
January 25, 2006	83,594,399.08	190,598.31	7,892,788.23
February 25, 2006	75,877,405.88	174,155.00	7,716,993.20
March 25, 2006	68,332,334.16	158,077.93	7,545,071.72
April 25, 2006	60,955,395.11	142,359.03	7,376,939.05
May 25, 2006	53,742,882.81	126,990.41	7,212,512.30
June 25, 2006	52,416,645.67	111,964.34	1,326,237.13
July 25, 2006	47,976,679.38	109,201.35	4,439,966.30
August 25, 2006	43,644,018.62	99,951.42	4,332,660.76
September 25, 2006	39,416,216.70	90,925.04	4,227,801.92
October 25, 2006	35,290,881.27	82,117.12	4,125,335.43
November 25, 2006	31,265,673.11	73,522.67	4,025,208.16
December 25, 2006	27,338,305.00	65,136.82	3,927,368.11
January 25, 2007	23,506,540.54	56,954.80	3,831,764.46
February 25, 2007	19,768,193.06	48,971.96	3,738,347.48
March 25, 2007	16,121,124.54	41,183.74	3,647,068.52
April 25, 2007	12,563,244.51	33,585.68	3,557,880.03
May 25, 2007	9,092,509.03	26,173.43	3,470,735.47

June 25, 2007	5,706,919.68	18,942.73	3,385,589.35
July 25, 2007	2,404,522.51	11,889.42	3,302,397.16
August 25, 2007	0	5,009.42	2,404,522.51